As filed with the Securities and Exchange Commission on October 26, 2006

Registration No. 333-136285

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Virginia	6022	20-1417448
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

1770 Timberwood Boulevard, Suite 100

Charlottesville, Virginia 22911

(434) 973-5242

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Georgia S. Derrico

Chairman and Chief Executive Officer

Southern National Bancorp of Virginia, Inc.

1770 Timberwood Boulevard, Suite 100

Charlottesville, Virginia 22911

(434) 973-5242 x2405

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Timothy B. Matz, Esq. Jeffrey A. Koeppel, Esq. Elias Matz Tiernan & Herrick L.L.P. 734 15th Street, NW 12th Floor Washington, D.C. 20005 (202) 347-0300	James Fleischer, Esq. Martin Meyrowitz, Esq. Silver, Freedman & Taff, L.L.P. 1700 Wisconsin Avenue, N.W. Washington, D.C. 20007 (202) 295-4500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered (1) (2)	Proposed Maximum Offering Price Per Security (3)	Proposed Maximum Aggregate Offering Price (3)	Amount Of Registration Fee
Common Stock, par value $0.01	2,000,000 shares	$15.00	$30,000,000.00	$3,210.00	(4)

(1)	Includes shares of common stock which may be sold by the registrant if the offering is oversubscribed.
(2)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement includes any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.
(3)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS DATED OCTOBER 26, 2006, SUBJECT TO COMPLETION

1,786,000 Shares

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

THE HOLDING COMPANY

FOR

Common Stock

We are offering 1,786,000 shares of our common stock. Prior to this offering there has been no public market for our common stock. It is currently estimated that the initial public offering price of our common stock will be between $13.00 and $15.00 per share. See “Underwriting” on page 96 for a discussion of the factors considered in determining the public offering price. The market price of the shares after the offering may be higher or lower than the public offering price.

We are offering the shares on a best efforts basis through the underwriter named below. Because the public offering is on a best efforts basis, we will not require the underwriter to sell any minimum number or dollar amount of shares, but the underwriter will use its best efforts to sell all of the shares being offered. The offering is not contingent upon the occurrence of any event or the sale of a minimum or maximum number of shares.

Our common stock has been approved for listing on The Nasdaq Capital Market under the symbol “SONA”.

Investing in our common stock involves risks. Please refer to the section titled “ Risk Factors” beginning on page 9 of this prospectus.

	Per Share	Total (1)
Public offering price	$	$
Underwriting commissions (2)	$	$
Proceeds to us, before expenses	$	$

(1)	Does not include up to an additional 214,000 shares available for sale if the shares offered by this prospectus are oversubscribed, resulting in the possible issuance of up to an aggregate of 2,000,000 shares in this offering.
(2)	No commissions will be paid to the underwriter on shares sold to persons identified by us. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares to purchasers on or about                     , 2006, subject to customary closing conditions.

The date of this prospectus is                     , 2006.

Southern National Bancorp of Virginia, Inc.

Sonabank, N.A.

Office Locations

You should rely only on the information contained in this prospectus. We have not and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and the Virginia market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to “SNBV,” “we,” “us” and “our” refer to Southern National Bancorp of Virginia, Inc. Our wholly-owned subsidiary, Sonabank, National Association, is referred to in this prospectus as “Sonabank” or the “Bank.” References to “1st Service” in this prospectus refer to 1st Service Bank. Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus assumes that the 214,000 additional shares available for sale if there is an oversubscription are not sold.

i

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus including a description of the material terms of the offering, and may not contain all of the information that you should consider before investing in our common stock. To understand this offering fully, you should carefully read the entire prospectus, including the sections entitled “Risk Factors” beginning on page 9, and “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” beginning on page 27, together with our consolidated financial statements and the related notes, before making an investment decision.

Southern National Bancorp of Virginia, Inc.

We are a bank holding company headquartered in Charlottesville, Virginia, serving the banking and financial needs of the Charlottesville, Clifton Forge and Northern Virginia market areas. We operate two full service banking offices and three loan production offices through our wholly-owned bank subsidiary, Sonabank, National Association. In July 2006, we signed a definitive agreement and plan of merger (the merger agreement) where 1st Service Bank, a federal savings bank located in Fairfax County, Virginia, will merge with and into Sonabank. Upon the closing of the merger agreement, we will acquire the three branch banking offices operated by 1st Service. The offering is not contingent upon the closing of the merger and the merger is not contingent upon the sale of any shares in this offering.

We offer a wide range of commercial banking services. Our lending focuses upon loans secured primarily by commercial real estate, single family residential construction projects, single family real estate and other types of secured and unsecured commercial loans to many different types of small and medium-sized businesses and individuals for a variety of purposes. We also invest in real estate-related securities, including collateralized mortgage obligations and mortgage backed securities. Our principal sources of funds for loans and investing in securities are deposits and, to a lesser extent, borrowings. We offer a wide range of deposit products, including checking (NOW), savings, money market accounts and certificates of deposit. We currently obtain a substantial portion of our deposits from investment banking firms that offer them to their clients. We expect to increase our local in-market deposit base as our branch network matures and expands. We actively pursue business relationships by utilizing the business contacts of our directors, senior management and local bank officers, thereby capitalizing on our knowledge of our local market areas.

From June 30, 2005, only approximately ten weeks after the date Sonabank obtained its national bank charter, to June 30, 2006, we have achieved strong growth. Specifically, during this period we have:

•	increased our total assets from $45.3 million to $145.6 million;

•	increased our total deposits from $8.1 million to $104.4 million;

•	increased our total net loans from $12.7 million to $91.0 million;

•	expanded our branch network to two banking offices with the acquisition of the $42.5 million in deposits Clifton Forge, Virginia, branch in December 2005; and

•	entered into the merger agreement to acquire the $124.4 million in assets, 1st Service in June, 2006. We anticipate that the 1st Service merger will close late in the fourth quarter of 2006, subject to regulatory approval and the approval of 1st Service’s stockholders.

Our historical financial results reflect the development of Sonabank in its early stages, primarily in connection with initial start-up costs and the raising and retention of capital to fund our planned growth. Because of this, we were not profitable in our first year of operation, which began in mid-April 2005 and ended on December 31, 2005. However, we did record net income of $25,721 for the three months ended December 31, 2005 and net income of $321,289 for the six months ended June 30, 2006.

Market Areas and Growth Strategy

We conduct business principally through the two banking offices (each of which have an automated teller machine) in Charlottesville and Clifton Forge, Virginia and the three loan production offices of Sonabank in Albemarle and Fauquier Counties, and Fredericksburg, Virginia, and focus primarily on the small to medium-sized businesses in these market areas.

On July 11, 2006, we signed the merger agreement to acquire 1st Service Bank, a federal savings bank that provides banking services to the residents of Fairfax County, and, to a lesser extent, of the surrounding areas in Northern Virginia and Southern Maryland.

Currently our primary market areas are in Charlottesville and Clifton Forge, Virginia. Based upon data available on the FDIC website as of June 30, 2005, Sonabank’s total deposits in the Charlottesville Metropolitan Statistical Area ranked 10th among 13 financial institutions, and represented approximately 0.37% of the total deposits in that MSA. That same data showed that Sonabank’s deposits in Clifton Forge ranked first among five financial institutions and represented approximately 41.0% of the total deposits there. The merger of 1st Service with and into Sonabank will significantly increase our deposits from Northern Virginia. Based on data available on the FDIC website as of June 30, 2005, 1st Service ranked 25th among 33 financial institutions in the Washington, D.C. MSA, and represented approximately 0.24% of the total deposits in that MSA.

We primarily market our products and services to small and medium-sized businesses, professional real estate developers and investors, and to retail consumers. We have developed a strategy that focuses on providing superior service through our employees, who are relationship-oriented and committed to their respective communities. Through this strategy we intend to grow our business, expand our customer base and improve profitability. The key elements of our strategy are:

•	Grow in the Metropolitan Areas of Charlottesville and Northern Virginia. We seek to increase our presence in our primary markets in the Charlottesville and Northern Virginia metropolitan areas through the opening of new branches in attractive high-growth metropolitan locations and possibly through additional branch or bank acquisitions. We closed the purchase of our Clifton Forge, Virginia branch in December 2005 where we acquired $42.5 million in deposits, $7.1 million in loans and $2.4 million in retail reverse repurchase agreements, as well as the branch banking center. We expect to obtain approximately $101.5 million in deposits, $118.6 million in loans and $14.0 million in borrowings when the merger with 1st Service occurs.

•	Maintain Local Decision-Making and Accountability. We compete with larger national and regional financial institutions by providing superior customer service with experienced, knowledgeable management, localized decision-making capabilities and prompt credit decisions. We believe that our customers want to deal directly with the persons who make the credit decisions.

•	Focus on the Business Owner. It is our goal to be the bank that business owners in our markets turn to first as a result of our prompt personal service and the products and services that we provide. We:

•	have a standing credit committee that meets as often as necessary on a “when needed” basis, to review completed loan applications and that uses the Internet to facilitate our internal communications.

•	offer to our real estate development customers commitments to extend credit upon the occurrence of specified events, such as the purchase of a specified number of developed lots.

•	are a Small Business Administration (SBA) approved “Preferred” lender, permitting us to make SBA loan decisions at Sonabank rather than waiting for SBA processing, and we offer a number of different types of SBA loans designed for the small and medium-sized business owner. This product group is complex and “paper intensive,” not well utilized by our competitors and has become an important source of income for the Bank.

•	provide Internet business banking at www.sonabank.com that allows our business customers 24-hour web-based access to their accounts so they can confirm or transfer balances, pay bills, download statements, use our “Web Lockbox” or “Sona Cash Manager.”

•	provide our business customers with “Sona In-House,” a service that utilizes Check 21 technology to permit remote deposits from their business locations and gives them 24 to 48 hour access to those funds.

•	Build a Stable Deposit Base. We will continue to grow a stable deposit base of business and retail customers. To the extent that our asset growth outpaces this local deposit funding source, we will continue to borrow and raise deposits in the national market using deposit intermediaries. At June 30, 2006, the aggregate amount of local core deposits was $58.3 million or 55.8% of our total deposits. (This does not include sweep repurchase agreements of $3.2 million). These deposits have come from our business and retail customers who also typically maintain transaction accounts at Sonabank.

•	Utilize the strength of our management team. The experience and market knowledge of our management team is one of our greatest strengths and competitive advantages. Our chairman, Georgia S. Derrico, was the founder, chairman of the board and chief executive officer, and our president, R. Roderick Porter, was the president and chief operating officer, of Southern Financial Bancorp, Inc. That $1.5 billion (assets), Nasdaq National Market System-listed bank holding company operated Southern Financial Bank in Warrenton, Virginia, and was acquired by Provident Bankshares, Inc. in April 2004. All of the members of our senior management team previously worked with our chairman and president at Southern Financial Bank which was founded in Fairfax County and subsequently expanded into central and southern Virginia.

•	Maintain High Asset Quality. We consider asset quality to be of primary importance and have taken measures to ensure that, despite the growth in our loan portfolio, we consistently maintain strong asset quality. At June 30, 2006, we had no impaired loans and our non-performing assets as a percentage of total assets were 0% compared to an average of 0.16% for all banks in the Virginia and Washington, D.C. market areas. We also seek to maintain a prudent allowance for loan losses. The ratio of our allowance for loan losses to total loans as of June 30, 2006 was 1.4% compared to an average of 0.89% for all banks in the Virginia and Washington, D.C. market areas.

•	Utilize Our Foundation for Growth. Based on our management’s depth of experience, we believe we will be able to take advantage of the economies of scale typically enjoyed by larger organizations as we expand our operations. We believe the investments we have made in our data processing, staff and branch network will be able to support a much larger asset base. Any additional growth, however, will be controlled to minimize the risk and to maintain strong capital ratios. We will continue to review branch and bank acquisition situations on an opportunistic basis and will pursue such acquisitions if they represent the most efficient use of our capital under the circumstances. We believe that the net proceeds raised in this offering will assist us in implementing our growth strategies by providing the capital necessary to support future loan production and asset growth. In addition, the increase in the float of our common stock and the listing of our shares on the Nasdaq Capital Market will allow us to use our shares as “currency” for the possible acquisition of other branch offices or financial institutions, should we desire to do so.

Acquisition of 1st Service

1st Service is a federally chartered stock savings bank that operates three branch offices in Fairfax County, Virginia. As of June 30, 2006, 1st Service had approximately $124.4 million in assets, $101.5 million in deposits and $7.6 million in stockholders’ equity. 1st Service offers retail deposit products, originates commercial real estate, residential construction and consumer loans. 1st Service operated a residential mortgage banking division which began to incur losses in late 2005. This division was terminated in the second quarter of 2006 and

1st Service recorded all losses relating thereto in that period. Based on the number of shares of 1st Service common stock and stock options outstanding as of the date hereof, we will pay a purchase price of 676,000 shares of our common stock (valued at $12.50 per share) and $4.7 million in cash for the acquisition. If the merger is closed, each stockholder of 1st Service will receive for each 1st Service share of common stock (i) .76092 of a share of our common stock, and (ii) $5.26 in cash. See “The Merger” for more detail about this transaction. We have received all required regulatory approvals relating to the merger. The special meeting of the stockholders of 1st Service is scheduled for November 21, 2006. We expect to complete this acquisition late in the fourth quarter of 2006.

The 1st Service acquisition will allow us to establish a significant presence in Fairfax County, Virginia, which has the second highest median family income levels of any county in the United States according to the 2000 U.S. Census. This market will provide us access to a large number of small to medium-sized businesses who may not be receiving the service and products they require from the large national and regional financial institutions located there. We intend to re-focus 1st Service’s lending from the home mortgage market to our business banking and retail model.

Corporate Information

SNBV’s headquarters and Sonabank’s home office is located at 1770 Timberwood Boulevard, Suite 100, Charlottesville, Virginia 22911 and our telephone number there is (434) 973-5242. Our executive offices are located at 1002 Wisconsin Avenue, N.W., Washington, D.C. 20007, and our telephone number at that address is (202) 464-1130. We maintain a website at www.sonabank.com. Information on this website is not incorporated by reference and is not a part of this prospectus.

The Offering

Common stock offered(1)	1,786,000 shares

Common stock to be outstanding after this offering(2)	5,286,000 shares

Use of proceeds

We expect to use the net proceeds of this offering to support our internal asset growth as well as the asset growth expected to result from the three branches to be acquired in the merger with 1st Service. We will use the remaining net proceeds for general corporate purposes, which may include, among other things, our working capital needs. We may also use a portion of the net proceeds to finance future bank or branch acquisitions, though we have no present plans in that regard. See “Use Of Proceeds” on page 19.

Risk factors	See “Risk Factors” beginning on page 9 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Dividend policy

We have never paid a dividend and do not currently intend to pay any cash dividends on our common stock. We anticipate that, for the foreseeable future, all of our earnings, if any, will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our board of directors may deem relevant.

The Nasdaq Capital Market symbol	Our common stock has been approved for listing on The Nasdaq Capital Market under the symbol “SONA.”

(1)	Does not include up to an additional 214,000 shares that we may sell if this offering is oversubscribed, for a total offering of 2,000,000 shares.
(2)	The number of shares outstanding after this offering is based on the number of shares outstanding as of June 30, 2006, assumes that the offering is fully subscribed at 1,786,000 shares, but excludes shares to be issued in the merger with 1st Service, 164,750 shares issuable upon the exercise of stock options, and 75,000 shares issuable upon the exercise of warrants outstanding as of June 30, 2006, both at an exercise price of $10.00 per share, 110,250 shares, as of June 30, 2006, that we may issue under our 2004 Stock Option Plan (the Option Plan), and up to 214,000 shares that may be issued if this offering is oversubscribed (see note 1, above).

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

SUMMARY CONSOLIDATED FINANCIAL DATA

Our summary consolidated financial data is presented below as of and for the six months ended June 30, 2006 and as of and for the period from inception at April 14, 2005 through the year ended December 31, 2005. Our summary consolidated financial data presented below as of December 31, 2005 and for the period ended December 31, 2005, are derived from our audited financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” on page 26. The summary consolidated financial data for 1st Service at and for the years ended December 31, 2005 and 2004 (which have been restated to reflect the discontinuance of the mortgage division in April 2006) has been derived from 1st Service’s historical audited consolidated financial statements and related notes for those years included in this prospectus. Our summary consolidated financial data as of and for the six months ended June 30, 2006 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with accounting principles generally accepted in the United States of America (GAAP). The summary consolidated financial data for 1st Service is presented below as of and for the six months ended June 30, 2006, which has not been audited but, in the opinion of management of 1st Service, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly 1st Service’s financial position and results of operations for such periods under GAAP. The results of operations data has been presented through income (loss) from continuing operations for all periods and do not reflect the loss from the discontinuance of the mortgage operations incurred by 1st Service. The consolidated unaudited pro forma financial data set forth below as of and for the six months ended June 30, 2006 and as of and for the period from inception at April 14, 2005 through the year ended December 31, 2005 have been derived from our unaudited pro forma combined condensed consolidated financial statements included in this prospectus beginning on page F-27. This consolidated unaudited pro forma financial data reflects the merger as if it had occurred on June 30, 2006 for the pro forma balance sheet data and as if it had occurred on January 1, 2005 for the pro forma results of operations data. Because our first year of operations (i.e., the period from inception at April 14, 2005 to December 31, 2005) and our first period of operations (April 14, 2005 to June 30, 2005) were partial calendar periods, having less than the full number of business days as in subsequent calendar periods, and because during these periods SNBV was engaged in the commencement of its operations, we do not believe that a period-to-period comparison with the corresponding 2006 periods is meaningful. In addition, our results for the six months ended June 30, 2006 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2006.

	As of and for the Period Ended June 30,				As of and for the Period from Inception at April 14, 2005 through the Year Ended December 31, 2005
	SNBV 2006 Actual	1st Service Bank 2006 Actual	Adjustments (1)	2006 Pro Forma (1)	SNBV 2005 Actual	2005 Pro Forma (2)
	(Dollar amounts in thousands, except per share amounts)
SUMMARY CONSOLIDATED FINANCIAL DATA
Selected Balance Sheet Data:
Total Assets	$145,561	$124,410	$4,558	$274,529	$122,908	NA
Earning Assets	138,975	120,050	(1,120)	257,905	115,081	NA
Loans, net of unearned income (5)	92,363	118,652	(1,120)	209,895	75,031	NA
Securities (3)	46,093	905		46,998	39,994	NA
Total deposits	104,408	101,483		205,891	77,263	NA
Borrowings (4)	8,110	14,000	1,500	23,610	12,406	NA
Stockholders’ equity	32,586	7,634	816	41,036	32,313	NA

Selected Results of Operations Data:
Interest income	$4,448	$3,961		$8,409	$2,395	$8,689
Interest expense	1,843	2,194		4,037	605	3,563
Net interest income	2,605	1,767		4,372	1,790	5,126
Provision for loan losses	286	64		350	1,020	1,248
Net interest income after provision for loan losses	2,319	1,703		4,022	770	3,878
Noninterest income	119	34		153	51	315
Noninterest expense	2,117	1,967	180	4,264	3,077	6,195
Income (loss) from continuing operations before provision for income taxes	321	(230)	180	(89)	(2,256)	(2,002)
Provision for income taxes	—	—		—	—	—
Income (loss) from continuing operations	$321	$(230)	$180	$(89)	$(2,256)	$(2,002)

Common Share Data:
Basic earnings (loss) from continuing operations per share	$0.09	$(0.26)		$(0.02)	$(0.64)	$(0.48)
Diluted earnings (loss) from continuing operations per share	0.09	(0.26)		(0.02)	(0.64)	(0.48)
Book value per share	9.31	8.79		9.83	9.23	NA
Common shares outstanding	3,500,000	868,460	(192,460)	4,176,000	3,500,000	NA
Basic weighted average shares outstanding	3,500,000	868,460	(192,460)	4,176,000	3,500,000	NA
Diluted weighted average shares outstanding	3,568,500	868,460	(192,460)	4,176,000	3,500,000	NA

Selected Financial Ratios and Other Data:(6)
Performance Ratios:
Return on average assets	0.49%	(0.34)%		(0.07)%	(5.35)%	NA
Return on average equity	2.00%	(5.74)%		(0.44)%	(9.89)%	NA
Net interest spread (7)	3.10%	2.17%		2.60%	2.31%	NA
Net interest margin (8)	4.15%	2.76%		3.41%	4.40%	NA
Efficiency ratio (9)	77.72%	109.22%		94.23%	167.14%	NA
Average loans to average deposits	93.37%	125.39%		109.83%	118.94%	NA
Asset Quality Ratios (10):
Provision for loan loss to average loans	0.69%	0.10%		0.34%	5.09%	NA
Allowance for loan losses to total loans	1.41%	0.76%		1.05%	1.36%	NA
Capital Ratios:
Tier 1 capital to average assets	22.04%	5.64%		11.86%	35.38%	NA
Tier 1 capital to risk adjusted assets	27.10%	9.34%		14.21%	32.81%	NA
Total capital to risk adjusted assets	28.28%	10.44%		15.27%	33.96%	NA

(1)	The pro forma balance sheet data as of June 30, 2006 reflects the proposed acquisition of 1st Service as if it had occurred on June 30, 2006. The pro forma selected results of operations data for the six months ended June 30, 2006 reflects the proposed acquisition of 1st Service as if it had occurred on January 1, 2005. Does not include the potential exercise of outstanding 1st Service stock options to acquire 61,750 shares of 1st Service common stock. If such options were exercised prior to the closing of the merger, SNBV would issue, in addition to the 676,000 shares of SNBV common stock to be issued in the merger, up to an additional approximately 32,000 shares to 1st Service stockholders in the merger. Please see “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” beginning on page F-27 for additional information regarding our pro forma data and the other matters to which our pro forma data give effect.

(2)	The pro forma selected results of operations data for the period from inception at April 14, 2005 through December 31, 2005 reflects the proposed acquisition of 1st Service as if it had occurred on January 1, 2005 as it relates to the results of operations of 1st Service. The results of operations for SNBV are for the period from inception at April 14, 2005 through December 31, 2005. Please see “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” beginning on page F-27 for additional information regarding our pro forma data and other matters to which our pro forma data give effect.
(3)	Consists of investment securities available-for-sale, at fair value, investment securities held-to-maturity, at amortized cost, Federal Home Loan Bank of Atlanta and Federal Reserve Bank of Atlanta stock, at cost, and federal funds sold.
(4)	Consists of FHLB advances, securities sold under agreements to repurchase, and retail repurchase agreements.
(5)	Includes loans held for sale for 1st Service.
(6)	Interim periods are annualized where applicable.
(7)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(8)	Net interest margin is net interest income divided by average interest-earning assets.
(9)	Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income.
(10)	SNBV had no nonperforming loans at June 30, 2006 or December 31, 2005. Nonperforming loans consist of nonaccrual loans and accruing loans contractually past due 90 days or more.

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and the related notes. The discussion below presents the material risks associated with an investment in our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” on page 18.

Risks Related to Our Business

Our pending acquisition of 1st Service is an important part of our growth strategy. If we do not complete this acquisition that could result in a significant delay in the implementation of our strategy and could significantly slow our growth.

We have signed a merger agreement to acquire 1st Service by means of its merger with and into Sonabank. Assuming that we receive all required regulatory and 1st Service stockholder approvals on a timely basis, we expect to close the merger late in the fourth quarter of 2006. This transaction is more fully described under “The Merger.” The merger agreement is subject to a number of conditions. In addition, each of us and 1st Service has the right to terminate the merger agreement under limited circumstances. If we do not complete this acquisition, the implementation of our business strategy could be substantially delayed and our growth could slow significantly. This, in turn, could have an adverse effect on our expected earnings, financial condition and, possibly, on the market price of our common stock.

The merger with 1st Service could have an adverse effect on our financial condition and results of operations.

On a pro forma basis, the acquisition of 1st Service would have reduced our loss for the period from inception at April 14, 2005 through December 31, 2005 by $0.16 per share and benefited related performance ratios and would have reduced our income for the six months ended June 30, 2006 by $0.11 per share and adversely affected related performance ratios. See “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” beginning on page F-27. The success of the merger will depend on, among other things, our ability to realize anticipated cost savings and to combine the business of SNBV and 1st Service in a manner that does not materially disrupt the existing customer relationships of 1st Service or result in decreased revenues resulting from any loss of customers and that permits growth opportunities to occur. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

We have a limited operating history, which makes it difficult to predict our future prospects and financial performance.

We have only been operating as the holding company for Sonabank since April 14, 2005. Our financial statements for the year ended December 31, 2005 reflect only eight full months of operations, during which we spent part of our initial capitalization to fund our start-up costs. We have no full historical periods with which to make financial comparisons. Due to this limited operating history, it may be difficult to evaluate our business prospects.

Our recent results may not be indicative of our future results and may not provide guidance to assess the risk of an investment in our common stock.

Our recent financial results reflect the start-up of our operations and certain factors that are not under our control. As a small commercial bank, we have different lending risks than larger banks. We provide services to our local communities; thus, our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, which may expose us to greater lending risks than those faced by banks lending to larger, better-capitalized businesses with longer operating histories. We manage our credit exposure through our loan approval and review procedures and the careful monitoring of loan applicants and of the loans we have made. Due to our limited operating history, our use of historical information in determining and managing credit exposure may not be accurate in assessing our risk.

We rely, in part, on external financing to fund our operations and the unavailability of such funds in the future could adversely affect our growth strategy and prospects.

Our ability to implement our business strategy will depend on our ability to obtain funding for acquisitions, loan originations, working capital and other general corporate purposes.

We do not anticipate that our retail and commercial deposits will be sufficient to meet our funding needs in the foreseeable future. We therefore rely on deposits obtained through intermediaries, FHLB advances, securities sold under agreements to repurchase and other wholesale funding sources to obtain the funds necessary to implement our growth strategy.

To the extent we are not successful in obtaining such funding, we will be unable to implement our strategy as planned which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our commercial real estate, construction and small business loan portfolios have significant type and geographic concentrations and an economic slowdown or depressed residential real estate market in our primary markets could be detrimental to our financial condition.

A substantial portion of our commercial real estate, construction and business loans are to customers located in Albemarle County and several counties in Northern Virginia, and, upon completion of the 1st Service acquisition will be in Fairfax County, Virginia. We anticipate that our business in Northern Virginia will increase substantially after the merger. In addition, we have loan concentrations in certain types of loans, including land subdivision, lessors of non-residential buildings and new home builders. All of these loans are secured by real estate in these markets.

A deterioration in economic conditions in these markets or in the housing market could have a material adverse effect on the quality of these portfolios and the demand for our products and services. In addition, during periods of economic recession, we may experience a decline in collateral values and an increase in delinquencies. Accordingly, the ultimate collectability of a substantial portion of our commercial loan portfolio is susceptible to economic changes in these markets. A significant downturn in the commercial or residential real estate market in these areas would be detrimental to our financial condition.

In addition, if any of these developments were to result in losses that materially and adversely affected Sonabank’s capital, we and Sonabank might be subject to regulatory restrictions on operations and growth and to a requirement to raise additional capital. See “Supervision and Regulation.”

If the value of real estate in our market areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on our asset quality, capital structure and profitability.

A significant portion of our loan portfolio is comprised of loans secured by either commercial real estate or single family homes which are under construction. At June 30, 2006, approximately 88% of our loans had real estate as a component of collateral. In the majority of these loans, real estate was the primary collateral component. In some cases, and out of an abundance of caution, we take real estate as security for a loan even when it is not the primary component of collateral. The real estate collateral that provides an alternate source of repayment in the event of default may deteriorate in value during the term of the loan. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. We are subject to increased lending risks in the form of loan defaults as a result of the high concentration of real estate lending in our loan portfolio should the real estate market in Virginia turn downward.

Our business strategy includes strategic growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We expect to use the net proceeds from this offering to support the expected asset growth of our existing and acquired branches and for general corporate purposes, which may include, among other things, our working capital needs and investments to support our growth, including the development of additional branch offices. Additionally, we may use a portion of the proceeds from this offering to finance other branch or bank acquisitions, though we have no present plans in that regard. We intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies such as the continuing need for infrastructure and personnel, the time and costs inherent in integrating a series of different operations and the ongoing expense of acquiring and staffing new banks or branches. We may not be able to expand our presence in our existing markets or successfully enter new markets and any expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. There can be no assurance of success or the availability of branch or bank acquisitions in the future.

Our plans for future expansion and bank acquisitions depend, in some instances, on factors beyond our control, and an unsuccessful attempt to achieve growth through acquisitions could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We expect to continue to engage in new branch expansion in the future. We may also seek to acquire other financial institutions, though we have no present plans in that regard. Expansion involves a number of risks, including:

•	the costs associated with establishing new locations and retaining experienced local management;

•	time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our potential inability to finance an acquisition without diluting the interests of our existing stockholders;

•	the diversion of our management’s attention to the negotiation of transactions, which may detract from their business productivity; and

•	our entry into new markets in which we may lack relationships or experience.

Our continued pace of growth may require us to raise additional capital in the future, and unavailability of additional capital could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth or acquisitions could be materially impaired.

A loss of our executive officers could impair our relationship with our customers and adversely affect our business.

Many community banks attract customers based on the personal relationships that the banks’ officers and customers establish with each other and the confidence that the customers have in the officers. As a relatively new enterprise, we depend on the performance of Ms. Georgia S. Derrico, chairman and chief executive officer, and R. Roderick Porter, who is the president of SNBV and Sonabank, respectively. Ms. Derrico and Mr. Porter are well-known bankers in our market areas, having operated a successful financial institution there for more than 20 years. We do not have an employment agreement with either individual. The loss of the services of either of these officers or their failure to perform management functions in the manner anticipated by our board of directors could have a material adverse effect on our business. Our success will be dependent upon the board’s ability to attract and retain quality personnel, including these officers. We have attempted to reduce our risk by providing Ms. Derrico and Mr. Porter with a change in control agreement that includes a non-competition covenant. See “Management-Change in Control Agreements.”

Market conditions may adversely affect our ability to continue to rely on brokered deposits as a source of funds and cause us to seek alternative sources that may not be on terms favorable to us.

We currently obtain a significant portion of our deposits from investment banking firms and other deposit brokers because our banking offices do not currently attract enough deposits to fund all of the loans that we make. These brokered or “institutional deposits” represent funds that intermediaries gather from third parties and package in order to locate marginally higher interest rates that are available for certificates of deposit with large balances. These deposit holders earn a higher rate on the money that they have invested, and the intermediary receives a fee for its service. Brokered deposits are available in bulk, and while they have been a relatively stable source of funds recently, they tend to gravitate towards the institutions that pay rates higher than what might be the average rate in the local market. At June 30, 2006, 44.2% of our deposits were brokered deposits, having a weighted average interest rate of 4.64%, and 55.8% of our deposits were “local” deposits having a weighted average interest rate of 2.93%.

Brokered deposits are normally more costly than local deposits, as they carry a higher blended interest rate. If market conditions change, deposit intermediaries may transfer deposited funds from us into other investments or demand higher interest rates for new deposits. Moreover, deposit intermediaries operate in a national market and will place funds with banks that offer to pay the highest interest rates. Unlike businesses and individuals who bank with us in our market, there is no basis for a business relationship with these entities that would provide a stable deposit base. There is a higher likelihood that, unlike deposits from our customers, the funds that these intermediaries provide us will not remain with us after maturity.

We could be confronted with the choice of curtailing our lending activity or paying above market interest rates in order to attract and retain deposits. Either action could reduce our net income. Any inability to keep our deposit growth on pace with our growth in our loan portfolio may affect our net income. In this situation, we may need to obtain alternative sources of funding, which may or may not be available to us on terms that we would consider favorable.

Government regulations may adversely affect our ability to continue to rely on brokered deposits as a source of funds.

Federal Deposit Insurance Corporation regulations could affect our ability to continue to accept brokered deposits. A well-capitalized bank (one that significantly exceeds specified capital ratios) may accept brokered deposits without restriction. Undercapitalized banks (those that fail to meet minimum regulatory capital requirements) may not accept brokered deposits, and adequately capitalized banks (those that are not well-capitalized or undercapitalized) may only accept such deposits with the consent of the FDIC. Sonabank currently is well-capitalized and, therefore, may accept brokered deposits without restriction. If, as a result of rapid asset growth or unanticipated losses, we ceased to be well-capitalized, the FDIC might not permit us to maintain our desired level of brokered deposits. If we were required to reduce our level of brokered deposits, we also would have to reduce our assets. Any reduction in our assets could have an adverse effect on our revenues.

Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which would materially and adversely affect our business, financial condition, results of operations and future prospects.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. We maintain an allowance for loan losses that we consider adequate to absorb losses inherent in the loan portfolio based on our assessment of the information available. At the present time, we have no historical loan loss experience on which to base our allowance. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors. If our assumptions are wrong, our current allowance may not be sufficient to cover our loan losses, and adjustments may be necessary to allow for different economic conditions, adverse developments in our loan portfolio or the requirements of our regulators. Material additions to our allowance would materially decrease our net income.

Competition from other financial institutions may adversely affect our profitability.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. Although we compete by concentrating our marketing efforts in our primary market areas with personal contacts, local advertisements, and greater flexibility in working with local customers, we can give no assurance that this strategy will be successful. See “Business—Market Area” and “- Competition” on pages 63 and 65.

Our ability to pay dividends is limited and we may be unable to pay future dividends.

We have never paid cash dividends in the past and do not expect to pay any cash dividends in the foreseeable future. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors out of funds legally available therefor. As part of our consideration whether to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the policy of the Board of Governors of the Federal Reserve System (Federal Reserve Board) that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from Sonabank. The payment of dividends by our subsidiary bank to us is subject to restrictions imposed by federal banking laws, regulations and authorities. See “Price Range of Our Common Stock and Dividends” on page 20 and “Supervision and Regulation” on page 84.

Our directors and executive officers own a significant portion of our common stock and can exert some influence over our business and corporate affairs.

Our directors and executive officers, as a group, beneficially owned approximately 13.95% of our outstanding common stock (including exerciseable options and warrants) as of July 31, 2006. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

We rely on information system technology from third party service providers, and we may not be able to obtain substitute providers on terms that are as favorable if our relationships with our existing service providers are interrupted.

We rely on third party service providers for much of our information technology systems, including customer relationship management, general ledger, deposit, servicing and loan origination systems. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will adequately addressed by us or the third parties on which we rely. The occurrence of any failures or interruptions could have a material adverse effect on our financial condition, results of operations and cash flows. If any of these third party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

Anti-takeover provisions of our Articles of Incorporation and Bylaws could delay or prevent a takeover of us by a third party.

Certain provisions of our amended Articles of Incorporation and amended and restated Bylaws may make it more difficult or more costly to acquire control of SNBV in a transaction not approved by our board of directors and may be deemed to have an antitakeover effect. Our amended Articles of Incorporation authorize the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the preferred stock could also be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we do not currently intend to issue any shares of preferred stock, we may issue such shares in the future.

Our amended Articles of Incorporation also provide that our board of directors will be divided into three classes serving staggered three-year terms and that a director may only be removed for cause. These provisions could enable a minority of our stockholders to prevent the removal of a director sought to be removed by a majority of the stockholders and may tend to enhance management’s ability to retain control over our affairs and to preserve the director’s present position on the board.

The ability of our stockholders to act by written consent or call special meetings of stockholders is subject to restrictions. This reduces our stockholders’ ability to initiate or effect corporate actions independently of the board of directors. For additional discussion, see “Description of Capital Stock of the Company—Certain Takeover Considerations” on page 94.

Risks Related to Our Industry

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. Fluctuations in interest rates are not predictable or controllable. Like most financial institutions, changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Based on our analysis of the interest rate sensitivity of our assets, an increase in the general level of interest rates may negatively affect the market value of the portfolio equity, but will positively affect our net interest income since most of our assets have floating rates of interest that adjust fairly quickly to changes in market rates of interest. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume, loan and mortgage-backed securities portfolios, and our overall results.

Our profitability depends significantly on economic conditions in our market area.

Our success depends to a large degree on the general economic conditions in the Charlottesville, Virginia and northern Virginia market areas. The local economic conditions in both of these areas have a significant impact on the loans that we make to our borrowers, the ability of our borrowers to repay these loans, and the value of the collateral securing these loans. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and could negatively affect our financial condition and performance.

In recent years, there has been a proliferation of government contracting, technology and communication businesses in northern Virginia. The last recession in those industries had a significant adverse impact on a number of those businesses. While we do not have significant credit exposure to these businesses, the recession in these industries could have a negative impact on local economic conditions and real estate collateral values generally, which could negatively affect our profitability.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.

We are primarily regulated by the Federal Reserve Board by virtue of the fact that we are a registered bank holding company. Our subsidiary bank is primarily regulated by the Office of the Comptroller of the Currency. The process of complying with Federal Reserve Board and OCC regulations is costly to us and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and locations of our offices. We are also subject to capital requirements of our regulators. Violations of various laws or regulations, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Recently, banks generally have faced increased regulatory sanctions and scrutiny particularly with respect to the USA Patriot Act and other statutes relating to anti-money laundering compliance and customer privacy.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

Upon completion of this offering, we will be a public company and, for the first time in our history, the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq will apply to our operations. These laws and regulations will increase the scope, complexity and cost of corporate governance, reporting and disclosure practices. Despite our conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance than we have previously experienced. Our expenses related to services rendered by our accountants, legal counsel and consultants will increase in order to ensure compliance with these laws and regulations that we will be subject to as a public company. In addition, it is possible that the sudden application of these requirements to our business will result in some policy and procedure adjustments in and strain our management resources.

To date, we have not conducted a comprehensive review and confirmation of the adequacy of our existing systems and controls as will be required under Section 404 of the Sarbanes-Oxley Act, and will not do so until after the completion of this offering. We may discover deficiencies in existing systems and controls. If that is the case, we intend to take the necessary steps to correct any deficiencies, and these steps may be costly to us and may strain our management resources. Our inability to comply with the Sarbanes-Oxley Act and subsequent public disclosure of that fact may result in a decline in the market price for our common stock.

Risks Related to This Offering

There has been no prior active market for our common stock and our stock price may trade below the public offering price.

Prior to this offering, there has been no public market for our common stock. Our offering price was set principally by the judgment of, and through negotiations with, our underwriter. Our offering price is substantially higher than the net book value per share of our outstanding common stock and is higher than the value we set for it in the merger agreement. The price per share at which we sell our common stock in this offering may be more or less than the recent price at which our common stock may have been sold by existing stockholders in private transactions. (We are not aware of any such transactions, which may occur without our knowledge, from time to time.) If the offering price is less than the recent price at which our common stock may have been sold by existing stockholders in private transactions, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in this offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

There will be immediate and substantial dilution of the book value of your shares of our common stock and you may suffer future dilution of your share ownership due to the issuance of additional shares of our common stock in the future.

Purchasers in this offering will experience immediate dilution in the net tangible book value of our common stock from the assumed offering price of $14.00 per share. If all shares of our common stock being offered hereby are sold (and the merger does not occur), new investors will incur dilution of $3.85 per share, or 27.5% of the purchase price in the offering. If all shares of our common stock being offered hereby are sold and the merger closes, new investors will incur dilution of $5.07 per share, or 36.21% of the purchase price in the offering. To the extent we raise additional capital by issuing equity securities in the future, our stockholders may experience additional dilution. Our board of directors may determine, from time to time, a need to obtain additional capital through the issuance of additional shares of common stock or other securities, which may be exchangeable for or convertible into shares of our common stock. We may issue additional securities at prices or on terms less favorable than or equal to the public offering price and terms of this offering. Preemptive rights are not available to the holders of our common stock; therefore, you may not have the opportunity to participate in future offerings of our common stock. Additional dilution may also occur upon the exercise of warrants previously granted to the organizers of Sonabank and of options granted by us under the Option Plan. See “Management—Executive Compensation” on page 77.

There is not a minimum number of shares that we must sell in order to complete the offering, so the actual number of shares we sell may not result in a significant increase in our capital.

The terms of the offering do not include any minimum number of shares which we must sell in order to complete the offering. Also, though FIG Partners, LLC is acting as our underwriter in the offering, it is not obligated to purchase any shares that are not sold to the public, and it is not required to sell any specific number or amount of shares for us. In other words, we may sell any number of shares up to the number being offered, and the actual number of shares we sell may be small relative to the number we are offering. If relatively few shares are sold, then the offering will not result in a significant increase in our capital and that could have the effect of restricting our growth.

We cannot assure you that an active and liquid public trading market will develop in the future.

If an active trading market does not develop or continue after this offering, you may not be able to resell your shares at or above the price at which these shares are being offered to the public. Our common stock has been approved for listing for quotation on The Nasdaq Capital Market under the symbol “SONA.” The Nasdaq Capital Market prescribes continuing eligibility requirements for listed companies. If we are not able to continue to satisfy these requirements, our stock may be delisted. Moreover, an active public market may not develop or be sustained after the offering. A public trading market, which has the desired characteristics of depth, liquidity and orderliness, depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time. The presence of willing buyers and sellers is dependent upon the individual decisions of investors over which neither we nor any market maker has any control. If an active trading market for our common stock does not develop, it may be difficult for you to sell your shares of common stock.

The market price of our common stock will fluctuate and could fluctuate significantly, causing our common stock to trade at prices below the public offering price.

If a market develops for our common stock after the offering, the market price of our common stock may experience significant volatility. The price of our common stock may be affected by factors, including the depth and liquidity of the market for our common stock, investor perception of our financial strength, conditions in the banking industry such as credit quality and monetary policies, and general economic and market conditions. Our quarterly operating results, changes in analysts’ earnings estimates, changes in general conditions in the economy or financial markets or other developments affecting us could cause the market price of our common stock to fluctuate substantially. In addition, from time to time the stock market experiences extreme price and volume fluctuations. This volatility may significantly affect the market price of our common stock for reasons unrelated to our operating performance.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering.

We still have not fully deployed the capital we raised in our private placement to capitalize Sonabank and we may not be able to immediately deploy all of the capital raised in the offering. We presently intend to invest the offering proceeds in short-term investment grade securities until we are able to deploy the proceeds. These investments typically provide lower margins than we generally earn on loans, potentially adversely affecting stockholder returns, including net income per share, return on assets and return on equity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this prospectus, including matters discussed under the caption “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” beginning on page 27, are “forward-looking statements.” Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our acquisitions of branches and other banks, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may also use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

•	the risk that our proposed merger with 1st Service may not close, could be delayed, could be subject to unusual conditions to regulatory approvals or if we fail to realize the anticipated benefits of the merger;

•	the effects of future economic conditions, including inflation or a decrease in local real estate values;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•	the risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	credit risks;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market, other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally and nationally, together with competitors offering banking products and services by mail, telephone and the Internet;

•	the effect of any mergers, acquisitions or other transactions to which we or our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire;

•	the failure of assumptions underlying the establishment of our allowance for loan losses; and

•	the effects of terrorism and efforts to combat it.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus beginning on page 9.

USE OF PROCEEDS

Our net proceeds from the sale of 1,786,000 shares of our common stock in this offering, assuming an initial public offering price of $14.00 per share, will be approximately $23.8 million after deducting underwriting commissions and estimated offering expenses payable by us. If the offering is oversubscribed, we intend to sell through the underwriter up to 214,000 additional shares, and if all such shares are sold, we estimate that our total net proceeds will be approximately $26.7 million. Because we have not conditioned the offering on the sale of a minimum number of shares and because the public offering is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50% and 100% of the 1,786,000 shares of common stock that we are offering hereby.

	10%	50%	100%
Shares of common stock sold	178,600	893,000	1,786,000
Gross offering proceeds from the offering (1)	$2,500,000	$12,500,000	$25,000,000

Underwriter’s commission (2)	$87,500	$437,500	$875,000
Estimated costs of the offering	300,000	300,000	300,000

Net proceeds to us	$2,112,500	$11,762,500	$23,825,000

(1)	Assumes the sale of 10%, 50% and 100%, as indicated, of the 1,786,000 shares offered at a price of $14.00 per share.
(2)	Represents a 3.5% underwriter’s commission on the gross public offering proceeds above payable to FIG Partners. Assumes that the underwriter receives the commission on all shares sold in the offering. See “Underwriting.”

We intend to contribute all of the net proceeds of this offering to Sonabank to provide capital to support our internal asset growth as well as the asset growth expected to result from the three branches we will acquire in the merger with 1st Service. We also plan to open a new branch in Warrenton, Virginia, in the fourth quarter of 2006, which should generate additional growth, requiring additional capital. We estimate that the cost to open this branch office will be $402,000 and that operating costs are not expected to exceed $300,000 per year.

Sonabank will use any remaining net proceeds for general corporate purposes, which may include, among other things, our working capital needs to support its growth, including development of additional banking offices. Additionally, we may use a portion of the net proceeds to finance branch or bank acquisitions, though we have no present plans in that regard.

Until we use the proceeds, we will invest them temporarily in short-term U.S. government, U.S. government agency or other investment grade securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of securities other than, or in addition to, common stock.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no market known to management for our common stock, and we are not aware of any sales or prices paid for our common stock. If sales transactions have occurred, any such prices would not necessarily reflect the price that would be paid for our common stock in an active market and would not necessarily be indicative of the value of our common stock in this offering. In 2005, we sold 3,500,000 shares of common stock in a private placement to accredited investors at a price of $10.00 per share.

Our common stock has been approved to be listed for quotation on The Nasdaq Capital Market under the symbol “SONA,” which we believe will substantially enhance the trading market for our common stock. See “Risk Factors—Risks Related to This Offering—We cannot assure you that an active and liquid public trading market will develop” on page 17. As of June 30, 2006, there were 3,500,000 shares of our common stock outstanding, held by approximately 230 holders of record.

Dividends are paid at the discretion of our board of directors. We have never paid a dividend on our common stock, and our board of directors does not intend to pay a cash dividend for the foreseeable future. The amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of our earnings, capital requirements, our financial condition and our ability to service any equity or debt obligations senior to our common stock, and will depend on cash dividends paid to us by our subsidiary bank. As a result, our ability to pay future dividends will depend on the earnings of Sonabank, its financial condition and its need for funds.

There are a number of restrictions on our ability to pay cash dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of financial strength to its banking subsidiary. For a foreseeable period of time, our principal source of cash will be dividends paid by our subsidiary bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. In addition, because Sonabank is a de novo bank, the Bank does not plan to pay us cash dividends for the first three years of its operations. See “Supervision And Regulation—Payment of Dividends” on page 87.

Regulatory authorities could administratively impose limitations on the ability of our subsidiary bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements or in the interests of “safety and soundness.”

CAPITALIZATION

The following table shows our capitalization as of June 30, 2006 and what the capitalization would be, on a pro forma basis, based on our sale of 10%, 50% and 100% of the shares in the offering at an assumed initial public offering price of $14.00 and the completion of the merger. Our actual capitalization after the offering will depend on the number of shares we sell in the offering and the amount of costs we actually incur. Our capitalization is presented on an actual basis and on a pro forma basis to give effect to the acquisition of 1st Service. This table should be read in conjunction with “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” on page 27 and the consolidated financial statements and the related notes included in this prospectus.

	June 30, 2006
	(Unaudited)
	Actual	Pro Forma(1)(2)
		10%	50%	100%
	(Dollar amounts in thousands, except per share data)
Indebtedness:
Borrowings—short term(3)	$8,110	$23,610	$23,610	$23,610

Stockholders’ Equity:
Preferred stock: $0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—	—	—
Common stock: $0.01 par value; 45,000,000 shares authorized; 3,500,000 shares issued and outstanding actual; 4,354,600, 5,069,000, and 5,962,000 shares issued and outstanding assuming the sale of 10%, 50%, and 100%, respectively, of the 1,786,000 shares being offered and the assumed issuance of 676,000 shares in the merger with 1st Service	35	44	51	60
Surplus	34,537	45,091	54,734	66,787
Accumulated deficit	(1,935)	(1,935)	(1,935)	(1,935)
Accumulated other comprehensive loss	(51)	(51)	(51)	(51)

Total stockholders’ equity	32,586	43,149	52,799	64,861

Total capitalization(4)	$40,696	$66,759	$76,409	$88,471

Book value per share	$9.31	$9.91	$10.42	$10.88

Capital Ratios:
Tier 1 capital to risk adjusted assets	27.10%	15.11%	19.06%	23.64%
Total capital to risk adjusted assets	28.28%	16.17%	20.08%	24.62%
Tier 1 capital to average assets	22.04%	12.61%	15.88%	19.66%

(1)	See the “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” beginning on page F-27 and the accompanying notes for more information on our pro forma financial data.
(2)	As adjusted to give effect for the net proceeds from this offering under each percentage sale scenario and from the assumed issuance of 676,000 shares of common stock in the merger with 1st Service. The offering and the merger are not contingent on each other.
(3)	Consists of securities sold under agreements to repurchase, reverse repurchase agreements and FHLB advances.
(4)	Consists of short-term debt and total stockholders’ equity.

DILUTION

If you invest in our common stock in this offering, your ownership interest in SNBV will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share after this offering. Net tangible book value per share is determined by dividing our tangible net worth (net tangible assets less total liabilities) by the number of shares outstanding. Our net tangible book value as of June 30, 2006 was $29.8 million, or $8.52 per share, based on the number of shares of common stock outstanding at June 30, 2006.

After giving effect to our sale of 100% of the shares in this offering at the assumed initial public offering price of $14.00 per share, assuming that we do not issue the additional 214,000 shares available for sale if the offering is oversubscribed, assuming that the merger with 1st Service does not occur, and after deducting the underwriting commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2006 would have been $53.6 million, or $10.15 per share. This represents an immediate increase in net tangible book value to present shareholders of $1.63 per share and an immediate dilution in net tangible book value of $3.85 per share to new investors purchasing shares in this offering at the assumed initial public offering price. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial offering price of $14.00 per share.

The following table shows the calculation of the amount of dilution that a purchaser of our shares in the offering will incur for each share purchased at an assumed initial public offering price of $14.00 per share after deducting estimated offering costs but without giving effect to the merger with 1st Service. Because the offering is to be conducted on a best efforts basis and there is no minimum number of shares that must be sold in order to complete the offering, the table presents this information based on our sale of 10%, 50% and 100% of the shares in the offering. The amount of dilution that purchasers incur will depend on the number of shares we actually sell and the amount of costs we actually incur.

	10%	50%	100%
Net tangible book value per share at June 30, 2006	$8.52	$8.52	$8.52
Increase in net tangible book value per share attributable to new investors	$0.16	$0.94	$1.63
Pro forma net tangible book value after the offering	$8.68	$9.46	$10.15
Assumed initial public offering price	$14.00	$14.00	$14.00
Dilution per share to new investors	$5.32	$4.54	$3.85
Dilution as a percentage of purchase price in the offering	38.00%	32.43%	27.50%

The following table shows the calculation of the amount of dilution that a purchaser of our shares in the offering will incur for each share purchased at an assumed initial public offering price of $14.00 per share after deducting estimated offering costs and taking into account the dilution to tangible book value per share associated with this offering and the merger. Dilution will occur upon consummation of the merger due to the premium being paid over 1st Service’s tangible book value (representing goodwill) and the core deposit intangible. It should be noted that the offering is not contingent on the merger and the merger is not contingent on the offering. Because the offering is to be conducted on a best efforts basis and there is no minimum number of shares that must be sold in order to complete the offering, the table below presents this information based on our sale of 10%, 50% and 100% of the shares in the offering. The amount of dilution that purchasers incur will depend on the number of shares we actually sell and the amount of costs we actually incur.

	10%	50%	100%
Net tangible book value per share	$8.52	$8.52	$8.52
Increase in net tangible book value per share attributable to new investors	$0.16	$0.94	$1.63
Pro forma net tangible book value per share after the offering	$8.68	$9.46	$10.15
Decrease in net tangible book value per share due to the merger	$1.44	$1.34	$1.22
Pro forma net tangible book value per share after the offering and consummation of the merger	$7.24	$8.12	$8.93
Assumed initial public offering price	$14.00	$14.00	$14.00
Dilution per share to new investors	$6.76	$5.88	$5.07
Dilution as a percentage of purchase price in the offering	48.29%	42.00%	36.21%

In October 2004, we issued to a group of founding accredited investors in a private placement ten year warrants to purchase up to 75,000 shares of our common stock at an exercise price of $10.00 per share. We have no obligation to register the warrants or any of the shares underlying the warrants for resale in the public market. We have an Option Plan that authorizes the board of directors to issue ten year options to directors, officers and employees of SNBV and its subsidiaries for up to a total of 275,000 shares of common stock. As of June 30, 2006, options for 164,750 shares had been granted under the Option Plan. To the extent any outstanding stock options or warrants are exercised, you will experience further dilution.

The following table summarizes the total number of shares, the total consideration paid to us and the average price paid per share by existing stockholders, resulting from the shares to be issuable in the merger with 1st Service and by new investors purchasing common stock in this offering. This information is presented on a pro forma basis as of June 30, 2006, after giving effect to the sale of the 1,786,000 shares of common stock in this offering at the assumed initial public offering price of $14.00 per share.

	Shares Purchased		Total Consideration		Average Price Per Share(1)
	Number	Percent	Amount(1)	Percent(1)
Shares previously issued	3,500,000	58.7%	$35,000,000	51.1%	$10.00
Shares issuable in merger	676,000	11.3	8,450,000	12.4	$12.50
Shares issued this offering	1,786,000	30.0	25,000,000	36.5	$14.00

Total	5,962,000	100.0%	$68,450,000	100.0%

(1)	Before deducting underwriting commissions of $875,000 and estimated offering expenses of approximately $300,000. In addition, this table does not reflect the exercise of any outstanding warrants or stock options. As of June 30, 2006, there were warrants outstanding to purchase up to 75,000 shares of our common stock at an exercise price of $10.00 per share and options outstanding under our Option Plan to purchase a total of 164,750 shares of common stock at an exercise price of $10.00 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data is presented below as of and for the periods ended June 30, 2006 and June 30, 2005 and as of and for the period ended December 31, 2005. The selected consolidated financial data presented below as of December 31, 2005 are derived from our audited financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” beginning on page 27. The selected consolidated financial data for 1st Service at and for the years ended December 31, 2005 and 2004 (which have been restated to reflect the discontinuance of the mortgage division in April 2006) has been derived from 1st Service’s historical audited consolidated financial statements and related notes for those years included in this prospectus. Our selected consolidated financial data as of and for the six months ended June 30, 2006 and as of and for the period from inception at April 14, 2005 to June 30, 2005 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with GAAP. The selected consolidated financial data for 1st Service is presented below as of and for the six months ended June 30, 2006, which has not been audited but, in the opinion of management of 1st Service, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly 1st Service’s financial position and results of operations for such periods under GAAP. The results of operations data has been presented through income (loss) from continuing operations for all periods and do not reflect the loss from the discontinuance of the mortgage operations incurred by 1st Service. The consolidated unaudited pro forma data set forth below as of and for the six months ended June 30, 2006 and as of and for the period from inception at April 14, 2005 through the year ended December 31, 2005 have been derived from our unaudited pro forma combined condensed consolidated financial statements included in this prospectus beginning on page F-27. This consolidated unaudited pro forma financial data reflects the merger as if it had occurred on June 30, 2006 for the pro forma balance sheet data and as if it had occurred on January 1, 2005 for the pro forma results of operations data. Because our first year of operations (i.e., the period from inception at April 14, 2005 to December 31, 2005) and our first period of operations (April 14, 2005 to June 30, 2005) were partial calendar periods, having less than the full number of business days as in subsequent calendar periods, and because during these periods SNBV was engaged in the commencement of its operations, we do not believe that a period-to-period comparison with the corresponding 2006 periods is meaningful. In addition, our results for the period ended June 30, 2006 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2006.

	As of and for the Period Ended June 30,					As of and for the Period from Inception at April 14, 2005 through the Year Ended December 31, 2005
	SNBV 2006 Actual	1st Service Bank 2006 Actual	Adjustments (1)	2006 Pro Forma (1)	SNBV 2005 Actual	SNBV 2005 Actual	2005 Pro Forma (2)
	(Dollar amounts in thousands, except per share amounts)
Results of Operations:
Interest income	$4,448	$3,961		$8,409	$315	$2,395	$8,689
Interest expense	1,843	2,194		4,037	34	605	3,563

Net interest income	2,605	1,767		4,372	281	1,790	5,126
Provision for loan losses	286	64		350	327	1,020	1,248

Net interest income after provision for loan losses	2,319	1,703		4,022	(46)	770	3,878
Noninterest income	119	34		153	2	51	315
Noninterest expense	2,117	1,967	180	4,264	1,743	3,077	6,195
Income (loss) from continuing operations before provision for income taxes	321	(230)	180	(89)	(1,787)	(2,256)	(2,002)
Provision for income taxes	—	—		—	—	—	—
Income (loss) from continuing operations	$321	$(230)	$180	$(89)	$(1,787)	$(2,256)	$(2,002)

Common Share Data:
Basic earnings (loss) from continuing operations per share	$0.09	$(0.26)		$(0.02)	$(0.51)	$(0.64)	$(0.48)
Diluted earnings (loss) from continuing operations per share	0.09	(0.26)		$(0.02)	(0.51)	(0.64)	(0.48)
Book value per share	9.31	8.79		9.83	9.37	9.23	NA
Tangible book value per share	8.52	8.79		7.04	9.37	8.37	NA

	As of and for the Period Ended June 30,					As of and for the Period from Inception at April 14, 2005 through the Year Ended December 31, 2005
	SNBV 2006 Actual	1st Service Bank 2006 Actual	Adjustments (1)	2006 Pro Forma (1)	SNBV 2005 Actual	SNBV 2005 Actual	2005 Pro Forma (2)
	(Dollar amounts in thousands, except per share amounts)
Period End Balances:
Total Assets	$145,561	$124,410	$4,558	$274,529	$45,399	$122,908	NA
Earning Assets	138,975	120,050	(1,120)	257,905	41,041	115,081	NA
Loans, net of unearned income (5)	92,363	118,652	(1,120)	209,895	13,085	75,031	NA
Securities (3)	46,093	905		46,998	17,478	39,994	NA
Total deposits	104,408	101,483		205,891	9,091	77,263	NA
Borrowings (4)	8,110	14,000	1,500	23,610	—	12,406	NA
Stockholders’ equity	32,586	7,634	816	41,036	32,779	32,313	NA
Common shares outstanding	3,500,000	868,460	(192,460)	4,176,000	3,500,000	3,500,000	NA

Average Balances:
Total Assets	$133,012	$135,314	$25	$268,351	$16,807	$42,166	NA
Earning Assets	126,529	132,127	(6)	258,650	15,979	40,716	NA
Loans, net of unearned income (5)	84,113	124,558	(6)	208,665	1,111	20,053	NA
Total deposits	90,086	99,900		189,986	2,697	16,859	NA
Borrowings	10,140	26,367	8	36,515	—	2,241	NA
Basic weighted average shares outstanding	3,500,000	868,460	(192,460)	4,176,000	3,500,000	3,500,000	NA
Diluted weighted average shares outstanding	3,568,500	868,460	(192,460)	4,176,000	3,500,000	3,500,000	NA

Performance Ratios (6) :
Return on average assets	0.49%	(0.34)%		(0.07)%	(21.44)%	(5.35)%	NA
Return on average equity	2.00%	(5.74)%		(0.44)%	(25.91)%	(9.89)%	NA
Return on average tangible assets	0.50%	(0.34)%		(0.07)%	(21.44)%	(5.35)%	NA
Return on average tangible equity	2.19%	(5.74)%		(0.48)%	(25.91)%	(9.90)%	NA
Net interest spread (7)	3.10%	2.17%		2.60%	1.02%	2.31%	NA
Net interest margin (8)	4.15%	2.76%		3.41%	3.55%	4.40%	NA
Efficiency ratio (9)	77.72%	109.22%		94.23%	615.90%	167.14%	NA
Average loans to average deposits	93.37%	125.39%		109.83%	41.19%	118.94%	NA

Capital Ratios :
Average equity to average assets	24.36%	5.97%		15.09%	82.75%	54.08%	NA
Average tangible equity to average tangible assets	22.68%	5.97%		14.15%	82.75%	54.06%	NA
Tier 1 capital to risk adjusted assets	27.10%	9.34%		14.21%	167.25%	32.81%	NA
Tier 1 capital to average assets	22.04%	5.64%		11.86%	98.07%	35.38%	NA
Total capital to risk adjusted assets	28.28%	10.44%		15.27%	168.49%	33.96%	NA

Asset Quality Ratios (6) (10):
Provision for loan loss to average loans	0.69%	0.10%		0.34%	29.45%	5.09%	NA
Allowance for loan losses to total loans	1.41%	0.76%		1.05%	2.50%	1.36%	NA

(1)	The pro forma balance sheet data as of June 30, 2006 reflect the proposed acquisition of 1st Service as if it had occurred on June 30, 2006. The pro forma selected results of operations data for the six months ended June 30, 2006 reflect the proposed acquisition of 1st Service as if it had occurred on January 1, 2005. Does not include the potential exercise of outstanding 1st Service stock options to acquire 61,750 shares of 1st Service common stock. If such options were exercised prior to the closing of the merger, SNBV would issue, in addition to the 676,000 shares of SNBV common stock to be issued in the merger, up to an additional approximately 32,000 shares to 1st Service stockholders in the merger. Please see “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” beginning on page F-27 for additional information regarding our pro forma data and the other matters to which our pro forma data give effect.
(2)	The pro forma selected results of operations data for the period from inception at April 14, 2005 through December 31, 2005 reflects the proposed acquisition of 1st Service as if it had occurred on January 1, 2005 as it relates to the results of operations of 1st Service. The results of operations for SNBV are for the period from inception at April 14, 2005 through December 31, 2005. Please see “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” beginning on page F-27 for additional information regarding our pro forma data and other matters to which our pro forma data give effect.
(3)	Consists of investment securities available-for-sale, at fair value, investment securities held-to-maturity, at amortized cost FHLB and FRB stock, at cost, and federal funds sold.,
(4)	Consists of FHLB advances, securities sold under agreements to repurchase, and retail repurchase agreements.
(5)	Includes loans held for sale for 1st Service.
(6)	Interim periods are annualized where applicable.
(7)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(8)	Net interest margin is net interest income divided by average interest-earning assets.
(9)	Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income.
(10)	SNBV had no nonperforming loans at June 30, 2006 or December 31, 2005. Nonperforming loans consist of nonaccrual loans and accruing loans contractually past due 90 days or more.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” on page 24 and our consolidated financial statements and the related notes included in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those discussed in this prospectus.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting policies are in accordance with accounting principles generally accepted in the United States and with general practices within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in our financial statements. As such, the following policies are considered “critical accounting policies” for us.

Allowance for Loan Losses

The allowance for loan losses is established and maintained at levels management deems adequate to absorb anticipated credit losses from identified and otherwise inherent risks in the portfolio as of the balance sheet date. In assessing the adequacy of the allowance, we review the quality of, and risks in, loans in the portfolio. We also consider such factors as:

•	composition of the loan portfolio;

•	value and adequacy of the collateral;

•	current economic conditions;

•	historical loan loss experience of banks in Virginia with $500.0 million to $5.0 billion in assets; and

•	other risk factors which management believes affect the allowance for loan losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by Sonabank’s executive credit officer and presented to Sonabank’s board of directors on a quarterly basis. We may determine, based on our analysis, which includes risk factors such as charge-off rates, past dues and loan growth, that our future loan loss provision needs to increase or decrease in order for us to maintain the allowance at a level sufficient to absorb inherent credit losses. If we become aware that any of these factors has materially changed, our estimate of credit losses in the loan portfolio and the related allowance could also change. The allowance consists of specific, general and unallocated components. The specific component relates to loans considered to be impaired. For such loans, a specific reserve is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component is established for unimpaired loans and its value is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.

While it is our policy to charge off loans in the current period when a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Carrying Value of Securities

Securities designated as available-for-sale are carried at fair value. However, the unrealized difference between amortized cost and fair value of securities available-for-sale is reported, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in stockholders’ equity. Securities held-to-maturity are carried at amortized cost, as we have the ability, and management has the positive intent, to hold these securities to maturity. Premiums and discounts on securities recognized in interest income using the interest method over the terms of the securities.

Goodwill and Intangible Assets

We use the purchase method of accounting for all business combinations in which we engage. For purchase acquisitions, we record the assets acquired, including identifiable intangible assets, and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analysis or other valuation techniques. We have adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives but require at least an annual impairment review, and more frequently if certain impairment indicators are in evidence. Management last reviewed our intangible assets in December 2005.

Asset Prepayment Rates

We purchase amortizing investment securities in which the underlying assets are residential mortgage loans subject to prepayments. The actual principal reduction on these assets varies from the expected contractual principal reduction due to principal prepayments resulting from the borrowers’ election to refinance the underlying mortgage based on market and other conditions. The purchase premiums and discounts associated with these assets are amortized or accreted to interest income over the estimated life of the related assets. The estimated life is calculated by projecting future prepayments and the resulting principal cash flows until maturity. Prepayment rate projections utilize actual prepayment speed experience and available market information on like-kind instruments. The prepayment rates form the basis for income recognition of premiums and discounts on the related assets. Changes in prepayment estimates may cause the earnings recognized on these assets to vary over the term that the assets are held, creating volatility in the net interest margin. Prepayment rate assumptions are monitored and updated monthly to reflect actual activity and the most recent market projections.

GENERAL

We commenced operations as the holding company for Sonabank in April 2005 and had our first profitable quarter in the period ended December 31, 2005.

In December 2005, we closed on the purchase of a branch in Clifton Forge where we acquired $42.5 million in deposits, $7.1 million in loans and $2.4 million in retail reverse repurchase agreements as well as the branch banking center.

In July 2006, we announced a definitive agreement under which 1st Service Bank will merge with Sonabank, N.A. in a stock and cash transaction valued at approximately $13.1 million. The transaction is expected to be completed in the fourth quarter of 2006. On June 30, 2006, 1st Service had assets of $124.4 million including total loans of $118.6 million of which $80.4 million were residential mortgages. At such date, 1st Service had deposits of $101.5 million. During the first half of 2006, the 1st Service mortgage department incurred over $377,000 in operating losses through April and 1st Service decided to close that operation in April incurring a loss of $289,557. Also during that period, 1st Service took a one time charge to reflect the amortization of deferred costs of paid-off loans of $285,877.

OVERVIEW

Because our first year of operations (i.e., the period from inception at April 14, 2005 to December 31, 2005) and our first period of operations (April 14, 2005 to June 30, 2005) were partial calendar periods, having less than the full number of business days as in subsequent calendar periods, and because during these periods SNBV was engaged in the commencement of its operations, we do not believe that a period-to-period comparison with the corresponding 2006 periods is meaningful.

Net income for the six months ended June 30, 2006 was $321,289 compared with a loss of $1.8 million from the period from inception at April 14, 2005 to June 30, 2005. Organization costs during the period ending June 30, 2005 amounted to $1.2 million and we recorded a provision for loan losses of $327,000. During the six months ended June 30, 2006, net interest income amounted to $2.6 million as loans grew from $13 million to $92 million compared to the period ended June 30, 2005. For the six months ended June 30, 2006, our provision for loan losses decreased to $286,000, resulting in an allowance of 1.4% of total loans. Noninterest income increased to $118,736 for the six months ended June 30, 2006, mainly due to the increased amount of fees generated from deposit accounts.

As of December 31, 2005, we recorded a net loss for the period from inception at April 14, 2005 through December 31, 2005 of $2.3 million or $(0.64) per share (basic and diluted), primarily due to our organizational costs of $1.2 million.

Total assets increased to $145.6 million at June 30, 2006 from $45.0 million at June 30, 2005 mainly due to growth in loans and investment securities. The loan growth was generated by our loan officers, except for loans totaling $7.1 million acquired in the Clifton Forge branch purchase transaction. Deposits increased from $9.0 million at June 30, 2005 to $104.4 million at June 30, 2006. We acquired deposits totaling $42.5 million in the Clifton Forge branch purchase. Of this increase of $95.4 million, $20.3 million were in checking (NOW), money market and savings accounts and $29.0 million were in local certificates of deposits. The remaining $46.1 million were institutional certificates of deposit which we obtain from investment banking firms and other deposit brokers to fund our loan growth which has, to date, outpaced our ability to garner deposits from our market areas.

Total assets at December 31, 2005 were $122.9 million. Net loans were $75.0 million which included $7.1 million of loans acquired with the acquisition of the Clifton Forge branch. The remaining loans were primarily generated by our loan officers in Virginia.

RESULTS OF OPERATIONS

We reported net income for the six month period ended June 30, 2006 of $321,000, or $0.09 per share (basic and diluted) versus a net loss of $1.8 million, or $(0.51) per share (basic and diluted) for the period from inception at April 14, 2005 to June 30, 2005.

The following table summarizes components of income and expense and the changes in those components for the period ended June 30, 2006 as compared to the period from inception at April 14, 2005 to June 30, 2005. Because the 2005 period represented less than six full months of operations, the two periods ending June 30, 2006 and 2005 are not comparable.

	Condensed Consolidated Statements of Income
		Change from the Prior Period(1)
	For the Six Months Ended June 30, 2006	Amount
	(Dollar amounts in thousands)
Interest income	$4,448	$4,133
Interest expense	1,843	1,809

Net interest income	2,605	2,324
Provision for loan losses	286	(41)
Net interest income after provision for loan losses	2,319	2,365
Noninterest income	119	117
Noninterest expense	2,117	374

Income before provision for income taxes	321	2,108

Provision for income taxes	—	—

Net income (loss)	$321	$2,108

(1)	The “Prior Period” is from inception at April 14, 2005 to June 30, 2005. We believe that because the prior period represented less than half the number of business days and occurred immediately after the commencement of operations of Sonabank, that the comparison is not a meaningful period to period comparison.

We reported net income for the six months ended June 30, 2006 of $321,000 which was an increase of $2.1 million over the period from inception at April 14, 2005 to June 30, 2005. The net loss for the period from inception at April 14, 2005 to June 30, 2005 resulted from the costs incurred to organize Sonabank and the large investment we made in personnel and office space, furniture and equipment to commence and ramp up our business after receiving the national bank charter for Sonabank in April 2005. In contrast, we had net income of $26,000 in the fourth quarter of 2005 after the extraordinary spending to commence operations subsided.

We expect to continue to expand our banking office network and our employee base in 2006 with the integration of 1st Service after the merger. Although growth and increasing the number of offices can increase expenses (such as administrative costs, occupancy, salaries and benefits expenses) before earnings are recorded, we expect that the 1st Service merger will be accretive to earnings not later than the end of the first fiscal quarter after the closing.

Net Interest Income

Our operating results depend primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets such as loans and investments, and interest expense on interest-bearing liabilities such as deposits and borrowings. Operating results are also affected by the level of our non-interest income, including income or loss from the sale of loans and fees and service charges on deposit accounts, and by the level of our operating expenses, including compensation, premises and equipment, deposit insurance assessments and income taxes.

Net interest income before the provision for loan losses for the six months ended June 30, 2006 was $2.6 million, an increase of 9.27 times the $281,000 for the period from the inception through June 30, 2005. The increase was due to loan originations and securities purchases which resulted in average earning assets of $126.5 million during the period ended June 30, 2006 compared to $16.0 million during the period ended June 30, 2005.

Our yield on total interest-earning assets was 7.09% for the six months ended June 30, 2006 compared to 3.98% for the period ended June 30, 2005. The average yield on loans was 8.20% during the six months ended June 30, 2006, down from 8.35% during the period ended June 30, 2005 while the average yield on investment securities increased to 4.87% during the six months ended June 30, 2006, from 4.52% during the period ended June 30, 2005.

Our net interest margin increased from 3.55% in the period ended June 30, 2005 to 4.15% as cash was used to fund higher yielding loans and investment securities.

In 2005, net interest income was $1.8 million. Total interest income in 2005 was $2.4 million and was generated primarily from interest and fees on loans. A large percentage of our loans are tied to the prime rate. Such loans adjust immediately, or at the beginning of the following month. Other loans are tied to other indices such as the one, two or three year Constant Maturity Treasury rate (CMT). Depending on the index, the rates on those loans tend to lag changes in market interest rates. The average interest rate on our loans was 7.65% for 2005.

The following table details average balances of interest-earning assets and interest-bearing liabilities, the amount of interest earned/paid on such assets and liabilities, and the yield/rate for the six months ended June 30, 2006 and the period from inception at April 14, 2005 to June 30, 2005. Calculations for all periods have been made using daily average balances.

Average Consolidated Balance Sheets and Net Interest

Analysis For the Six-Month

Period Ended June 30, 2006 and the Period From Inception

at April 14, 2005 Through June 30, 2005

	2006			2005
	Average Balance	Interest Earned/ Paid	Average Yield/ Rate(1)	Average Balance	Interest Earned/ Paid	Average Yield/ Rate(1)
	(Dollar amounts in thousands)
Assets
Interest-earning assets:
Loans, net of unearned income	$84,113	$3,421	8.20%	$1,111	$46	8.35%
Investment securities	40,223	972	4.87%	6,738	151	4.52%
Other earning assets	2,193	55	5.06%	8,130	118	2.93%

Total earning assets	126,529	4,448	7.09%	15,979	315	3.98%

Allowance for loan losses	(1,153)			(29)
Total non-earning assets	7,636			857

Total assets	$133,012			$16,807

Liabilities and stockholders’ equity
Interest-bearing liabilities:
Checking (NOW) accounts	$6,415	$8	0.25%	$54	$—	0.25%
Money market accounts	15,904	226	2.87%	2,173	32	3.03%
Savings accounts	2,364	6	0.49%	1	—	0.50%
Time deposits of $100,000 and over	43,914	996	4.58%	54	1	2.99%
Other time deposits	14,476	383	5.33%	41	1	3.20%

Total interest-bearing deposits	83,073	1,619	3.93%	2,323	34	2.96%
Borrowings	10,140	224	4.45%	—	—

Total interest-bearing liabilities	93,213	1,843	3.99%	2,323	34	2.96%

Noninterest-bearing liabilities:
Demand deposits	7,013			374
Other liabilities	379			202

Total liabilities	100,605			2,899
Stockholders’ equity	32,407			13,908

Total liabilities and stockholders’ equity	$133,012			$16,807

Net interest income		$2,605			$281

Interest rate spread			3.10%			1.02%

Net interest margin			4.15%			3.55%

(1)	Annualized.

The following table details daily average balances of interest-earning assets and interest-bearing liabilities, the amount of interest earned/paid on such assets and liabilities, and the yield/rate for the period ended December 31, 2005.

Average Consolidated Balance Sheets

and Net Interest Analysis

For the Period From Inception at April 14, 2005 Through

December 31, 2005

	Average Balance	Interest Earned/ Paid	Average Yield/Rate(1)
	(Dollar amounts in thousands)
Assets
Interest-earning assets:
Loans, net of unearned income	$20,053	$1,534	7.65%
Investment securities	14,461	667	4.61%
Other earning assets	6,202	194	3.13%

Total earning assets	40,716	2,395	5.88%

Allowance for loan losses	(345)
Total non-earning assets	1,795

Total assets	$42,166

Liabilities and stockholders’ equity
Interest-bearing liabilities:
Checking (NOW) accounts	$522	$1	0.26%
Money market accounts	6,479	200	3.09%
Savings accounts	184	1	0.51%
Time deposits of $100,000 and over	6,290	251	3.99%
Other time deposits	1,214	61	5.02%

Total interest-bearing deposits	14,689	514	3.50%

Borrowings	2,241	91	4.06%

Total interest-bearing liabilities	16,930	605	3.58%

Noninterest-bearing liabilities:
Demand deposits	2,170
Other liabilities	262

Total liabilities	19,362
Stockholders’ equity	22,804

Total liabilities and stockholders’ equity	$42,166

Net interest income		$1,790

Interest rate spread			2.31%

Net interest margin			4.40%

(1)	Annualized.

The following table presents information regarding changes in interest income and interest expense for the period indicated for each major category of interest-earning assets and interest-bearing liability which distinguishes between the changes attributable to changes in volume (changes in volume multiplied by old rate) and changes in rates (changes in rates multiplied by old volume). The dollar amount of changes in interest income and interest expense attributable to changes in rate/volume (change in rate multiplied by change in volume) have been allocated between rate and volume variances based on the percentage relationship of such variances to each other.

Change in Interest Income and Interest Expenses

For the Six Months Ended June 30, 2006 Compared to the

Period From Inception, April 14, 2005, to June 30, 2005

	Increase (Decrease) in Interest Income and Expense Due to Change in:
	Volume	Rate	Total
	(Dollar amounts in thousands)
Interest-earning assets:
Loans, net of unearned income	$3,437	$(62)	$3,375
Investment securities	750	71	821
Other earning assets	(86)	23	(63)

Total interest-earning assets	4,101	32	4,133

Interest-bearing liabilities:
Checking (NOW) accounts	8	—	8
Money market accounts	206	(13)	193
Savings accounts	6	—	6
Time deposits of $100,000 and over	650	346	996
Other time deposits	229	153	382

Total interest-bearing deposits	1,099	486	1,585
Borrowings	224	—	224

Total interest-bearing liabilities	1,323	486	1,809

Increase in net interest income	$2,778	$(454)	$2,324

Provisions for Loan Losses

The provision for loan losses is a current charge to earnings made in order to increase the allowance for loan losses to a level deemed appropriate by management based on an evaluation of the loan portfolio, current economic conditions, changes in the nature and volume of lending, historical loan experience and other relevant factors. Our loan loss allowance is calculated by stratifying the loan portfolio by risk classifications and applying risk factors to each category. The risk factors are derived by considering relevant loss factors from 1992 to 1999 of banks headquartered in Virginia, with $500 million to $5.0 billion in assets, as well as applying management’s judgment.

The provisions for loan losses charged to operations for the six months ended June 30, 2006, for the period from inception at April 14, 2005 to June 30, 2005 and for the period from inception at April 14, 2005 to December 31, 2005 were $286,000, $327,000 and $1.0 million, respectively. We have had no charge-offs since the Bank commenced operations on April 14, 2005 through June 30, 2006.

We increased the provision for loan losses in the first six months of 2006 relative to the 2005 period not based on any particular loan, but as a result of the general growth of our loan portfolio, and on general economic conditions and on a rising interest rate environment which presents a general increase in repayment risk. At June 30, 2006, our loan portfolio had increased by $79.3 million, or by 605.87%, compared to the loan portfolio at June 30, 2005.

Noninterest Income

For the six months ended June 30, 2006, noninterest income totaled $119,000, an increase of $117,000, or 585%, over the period from inception at April 14, 2005 to June 30, 2005. Because the period from inception to June 30, 2005 was not a full six month period and was our first period of operations (which involved the commencement of operations and heavy regulatory oversight), we do not believe that the periods are necessarily comparable.

The following table presents the primary components of non-interest income for the six months ended June 30, 2006, for the period from inception at April 14, 2005 to June 30, 2005 and for the period from inception at April 14, 2005 to December 31, 2005.

	Noninterest Income Components
	Periods Ended June 30,		For the Period Ended December 31, 2005(2)
	2006(1)	2005(1)	Amount
	(Dollar amounts in thousands)
Service charges and fees on deposit accounts	$57	$1	$18
Other service charges and fees	62	1	33

Total noninterest income	$119	$2	$51

(1)	The 2006 period is for the six months ended June 30, 2006, while the 2005 period is from the date of inception at April 14, 2005 to June 30, 2005. We do not believe that the periods are comparable due to the shorter time period and the start up activities that occurred in 2005.
(2)	The period represented is from the date of inception at April 14, 2005 to December 31, 2005.

Service charges and fees on deposit accounts include account verification, insufficient fund charges, negative daily balance, online bill pay, overdraft protection, stop payment and dormant account fees.

Other service charges and fees include garnishment and levy, check copy, check image, foreign check collection, wire transfer and replacement debit card fees as well as late charges on loans which are billed on payments that do not arrive prior to the end of the applicable grace period.

For the six months ended June 30, 2006, total service charges on deposit accounts were $57,000, an increase of $56,000 or 5,600% over the June 30, 2005 period. The increase in fees is primarily attributable to an increased number of accounts and an increase in the amount of fees collected for our cash management products.

Noninterest Expense

For the six months ended June 30, 2006, noninterest expense increased $374,000, or 21%, to $2.1 million, compared to $1.7 million for the period from inception at April 14, 2005 to June 30, 2005. Total non-interest expense was $3.1 million for the period from inception at April 14, 2005 to December 31, 2005 including organizational costs of $1.2 million. We anticipate additional increases in non-interest expense throughout 2006 and into 2007 as a result of the integration of 1st Service into our operations after the merger closes and our continued growth.

The following table represents the components of noninterest expense for the periods ended June 30, 2006 and 2005 and December 31, 2005.

	Noninterest Expense Components
	Periods Ended June 30,			For the Period Ended December 31, 2005(2)
	2006(1)	2005(1)	Percent Change	Amount	Percent
Salaries and benefits	$1,029	$343	200.00%	$1,079	35.0%
Occupancy expenses	182	35	420.00	154	5.0
Furniture and equipment expenses	145	24	504.17	135	4.0
Organizational costs	—	1,212	(1,212.00)	1,212	40.0
Amortization of core deposit intangibles	218	—	218.00	36	1.0
Other operating expense	543	129	320.93	461	15.0

Total noninterest expense	$2,117	$1,743	21.46%	$3,077	100.0%

(1)	The 2006 period is for the six months ended June 30, 2006, while the 2005 period is from the date of inception at April 14, 2005 to June 30, 2005. We do not believe that the periods are comparable because the 2005 period has fewer business days and occurred immediately subsequent to the commencement of operation of Sonabank.
(2)	The period represented is from the date of inception at April 14, 2005 to December 31, 2005.

Salaries and benefits increased by $686,000 or 200% for the six months ended June 30, 2006, as compared to the period from inception at April 14, 2005 to June 30, 2005. The increase in salaries and benefits is related directly to staff additions to accommodate our growth. As of June 30, 2006, we had 31 full time equivalent employees compared to 20 full time equivalent employees as of June 30, 2005. We expect to increase our full-time equivalent employees to approximately 51 upon the closing of the 1st Service merger and anticipate a concomitant increase in salaries and benefits as a result. Total salaries and benefits for 2005 increased due to increased staffing levels needed to operate the Bank as it has expanded from one branch and a loan production office at the commencement of its operations to two branches and three loan production offices at December 31, 2005, including the acquisition of our Clifton Forge branch in December 2005. As of December 31, 2005, we had 29 full-time equivalent employees.

Our occupancy expense increased by $147,000 or 420% for the six months ended June 30, 2006, as compared to the period from inception at April 14, 2005 to June 30, 2005, as a result of the opening of our administrative office in Warrenton, Virginia. Occupancy expense was $154,000 for the period ended December 31, 2005, reflecting the costs to open our branch and loan production offices.

Furniture and equipment expenses increased by $121,000 or 504% for the six months ended June 30, 2006, as compared to the period from inception at April 14, 2005 to June 30, 2005. This increase in expense was due to the depreciation expense resulting from the purchase of furniture and equipment for the occupancy of two banking offices, three loan production offices and our executive offices. We expect to perform nominal changes to the three branch offices we will acquire when the 1st Service merger closes. A significant portion of the costs of such changes will be for signage. We leased five office locations in 2005 and we furnished and equipped all of them in 2005 at an average cost of approximately $250,000.

Total organization expenses for SNBV were $1.2 million at December 31, 2005.

Core deposit intangibles of $2.8 million as of June 30, 2006 are being amortized over their estimated useful lives of seven years. We acquired this asset with the Clifton Forge branch purchase in December 2005.

Other operating expense for the period ended June 30, 2006 and December 31, 2005 consisted of telephone, professional fees, data processing fees and other fees. The increased expense was due to the increased costs of operating two branches and the increased number of deposit accounts.

Income Taxes

We did not record a provision for income taxes for either the six months ended June 30, 2006 or for the period from inception at April 14, 2005 to December 31, 2005 due to our operating losses and the net operating loss carryforward for the period from inception at April 14, 2005 to December 31, 2005.

In lieu of an income tax, the Commonwealth of Virginia assesses a franchise tax based on our capital, subject to certain deductions. We incurred $107,000 in franchise taxes for the six months ended June 30, 2006 compared to $0 for the period from inception at April 14, 2005 to June 30, 2005. We incurred $0 in franchise tax for the period from inception at April 14, 2005 to December 31, 2005.

FINANCIAL CONDITION

Balance Sheet

Our total assets were $145.6 million at June 30, 2006 as compared to $122.9 million at December 31, 2005 and $45.4 million at June 30, 2005. Our asset growth has been primarily funded by our deposit growth and by securities sold under agreements to repurchase and other borrowings. We intend to replace brokered deposits and borrowings with local core deposits as soon as possible and have aggressively marketed deposits in our market area.

Loan Portfolio

As of June 30, 2006, total gross loans receivable increased by $17.4 million or 23.1%, from $75.3 million at December 31, 2005, to $92.7 million. Loan growth occurred in all categories aided by strong demand for commercial real estate, and commercial and residential construction loans. Commercial real estate loans grew 20.6% from $41.7 million at December 31, 2005 to $50.3 million at June 30, 2006. During the same period Construction and Development loans grew 34.2% from $16.0 million to $21.4 million and non-real estate commercial loans grew 17.9% from $6.7 million to $7.9 million.

Between December 31, 2005 and June 30, 2006, Sonabank closed loans totaling $1.8 million through the Small Business Administration’s 7(a) program and $3.8 million under the SBA’s 504 program.

Between the Bank’s inception in April 2005 and December 31, 2005, total gross loans receivable grew to $75.3 million. Total gross loans receivable at December 31, 2005 consisted primarily of loans secured by commercial real estate, representing $41.6 million or 56.0% of the total and construction, land and other loans totaled $16.0 million, or 21.0% of the total. Non-real estate commercial loans totaled $6.7 million or 8.0% of year end 2005 total gross loans receivable.

During this same period, Sonabank closed loans under the Small Business Administration’s 7(a) program totaling $2.4 million as well as $935,000 under its 504 program.

Our commercial real estate lending program includes both loans closed under the SBA 7(a) and 504 loan programs and loans closed outside of the SBA programs that serve both the investor and owner occupied facility market. The 504 loan program is used to finance long-term fixed assets, primarily real estate and heavy equipment and gives borrowers access of up to 90% financing for a project. SBA 7(a) loans may be used for the purchase of real estate, construction, renovation or leasehold improvements, as well as machinery, equipment, furniture, fixtures, inventory and in some instances, working capital and debt refinancing. The SBA guarantees up to 85% of the loan balance in the 7(a) program, and start-up businesses are eligible to participate in the program. See “Business—Lending Activities” beginning on page 58.

The following table summarizes the composition of our loan portfolio as of June 30, 2006 and December 31, 2005.

	Loan Portfolio Composition
	At June 30, 2006		At December 31, 2005
	Amount	Percent	Amount	Percent
	(Dollar amounts in thousands)
Commercial	$7,922	9.0%	$6,720	8.0%
Consumer	2,757	3.0	2,011	3.0
Real estate:
Commercial and multi-family residential	50,334	54.0	41,644	56.0
Construction, land and other	21,407	23.0	15,978	21.0
Residential, 1-4 family	7,462	8.0	7,814	11.0
Equity lines of credit	2,839	3.0	1,125	1.0

Total gross loans receivable	92,721	100.0%	$75,292	100.0%

Less:
Deferred loan fees, net	358		261

Loans receivable, net of unearned income	$92,363		$75,031

As of December 31, 2005, substantially all of our loans were to customers located in Virginia. We are not dependent on any single customer or group of customers whose insolvency would have a material adverse effect on operations.

The following tables set forth the contractual maturity ranges of the commercial business and construction loan portfolio and the amount of those loans with predetermined and floating interest rates in each maturity range as of June 30, 2006 and as of December 31, 2005.

	Maturities of Loan Portfolio
	As of June 30, 2006
	One Year or Less	After One Year Through Five Years		After Five Years		Total
		Fixed Rate	Floating Rate	Fixed Rate	Floating Rate
	(Dollar amounts in thousands)
Real estate construction	$2,577	$—	$18,830	$—	$—	$21,407
Commercial	4,051	1,359	169	—	2,343	7,922

Total	$6,628	$1,359	$18,999	$—	$2,343	$29,329

	As of December 31, 2005
	One Year or Less	After One Year Through Five Years		After Five Years		Total
		Fixed Rate	Floating Rate	Fixed Rate	Floating Rate
	(Dollar amounts in thousands)
Real estate construction	$9,951	$1,905	$4,098	$—	$—	$15,954
Commercial	2,688	939	1,480	67	1,546	6,720

Total	$12,639	$2,844	$5,578	$67	$1,546	$22,674

Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of loans is substantially less than their average contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are substantially lower than rates on existing mortgage loans due to refinancings of adjustable rate and fixed rate loans at lower rates.

Past Due Loans and Non-performing Assets

We will generally place a loan on nonaccrual status when it becomes 90 days past due. Loans will also be placed on nonaccrual status in cases where we are uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Cash payments received while a loan is categorized as nonaccrual will be recorded as a reduction of principal as long as doubt exists as to future collections.

We maintain appraisals on loans secured by real estate, particularly those categorized as non-performing loans and potential problem loans. In instances where appraisals reflect reduced collateral values, we make an evaluation of the borrower’s overall financial condition to determine the need, if any, for possible writedowns to their net realizable values. We record other real estate owned at the lower of our recorded investment in the loan or fair value less our estimated costs to sell.

Our loss and delinquency experience on our loan portfolio has been limited by a number of factors, including our underwriting standards and the relatively short period of time since the loans were originated. Whether our loss and delinquency experience in this area of our portfolio will increase significantly depends upon the value of the real estate securing loans and economic factors such as increases in unemployment as well as the overall economy of the region.

We had no past due loans or non-performing assets at June 30, 2006.

At June 30, 2006, no loans were considered potential problem loans. These loans are subject to management attention and their classification is reviewed on a quarterly basis.

Allowance for Loan Losses

We are very focused on the asset quality of our loan portfolio, both before and after the loan is made. We have established underwriting standards that have proven to be effective in maintaining high credit quality in our loan portfolio. We have experienced loan officers and who take personal responsibility for the loans they underwrite, a standing credit committee that vets each loan application carefully and a requirement that loans that are 60% or more of our legal lending limit must be approved by three executive members of our standing credit committee and an outside director. We have implemented standardized underwriting and credit analysis. We had no non-performing loans at June 30, 2006.

Our allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Management evaluates the allowance at least quarterly. In addition, on a quarterly basis our board of directors reviews our loan portfolio, conducts an evaluation of the credit quality and reviews the loan loss provision, recommending changes as may be required. In evaluating the allowance, management considers the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels and general economic conditions.

The allowance for loan losses represents management’s estimate of an amount appropriate to provide for known and inherent losses in the loan portfolio in the normal course of business. We make specific allowances for each loan based on its type and classification as discussed below. However, there are additional factors contributing to losses that cannot be quantified precisely or attributed to particular loans or categories of loans, including general economic and business conditions and credit quality trends. We have established an unallocated portion of the allowance based on our evaluation of these factors, which management believes is prudent and consistent with regulatory requirements. Due to the uncertainty of risks in the loan portfolio, management’s judgment of the amount of the allowance necessary to absorb loan losses is approximate. See also, “—Critical Accounting Policies—Allowance for Loan Losses.” The allowance is also subject to regulatory examinations and determination by the regulatory agencies as to the appropriate level of the allowance.

We follow a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process, we maintain an internally classified watch list that helps management assess the overall quality of the loan portfolio and the level of the allowance for loan losses. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s payment history and the current delinquent status. As a result of this process, loans are categorized as substandard, doubtful, loss or special mention and reserves are allocated based on management’s judgment and historical experience.

Loans classified as “substandard” are those loans with clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected.

Loans classified as “doubtful” are those loans which have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable.

Loans classified as “loss” are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer a loss on this asset even though partial recovery may be effected in the future. Any loans considered to be impaired are accounted for in accordance with FAS 114.

In addition to the above classification categories, we also categorize certain loans as “special mention.” While special mention loans do not have all the characteristics of a substandard or doubtful loan, they have one or more deficiencies which warrant special attention and which corrective management action, such as accelerated collection practices, may remedy.

During the evaluation of the loan portfolio, any loans that are not classified or rated special mention are rated in accordance with the Bank’s risk rating. We also assign a general reserve allocation based on loan type.

The following table presents an analysis of the allowance for loan losses for the six months ended June 30, 2006, for the period from inception at April 14, 2005 through June 30, 2005 and for the period from inception at April 14, 2005 through December 31, 2005. We had no net charge-offs in any of those fiscal periods.

	Analysis of Allowance for Loan Losses
	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005(1)	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Dollar amounts in thousands)
Balance, beginning of period	$1,020	$—	$—
Provision charged to operations	286	327	1,020
Recoveries credited to allowance	—	—	—

Total	1,306	327	1,020

Loans charged off	—	—	—

Balance, end of period	$1,306	$327	$1,020

Footnote on following page

(1)	The 2006 period is for the six months ended June 30, 2006, while the 2005 period is from the date of inception at April 14, 2005 to June 30, 2005. Comparisons may not be meaningful because the 2005 period represented less than half the business days than the 2006 period and occurred immediately after the commencement of operations of Sonabank.

The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes only and is not necessarily indicative of the categories in which future losses may occur.

	Allocation of the Allowance for Loan Losses
	As of June 30, 2006		As of June 30, 2005		As of December 31, 2005
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollar amounts in thousands)
Commercial	$92	8.54%	$43	29.51%	$75	8.97%
Consumer	30	2.97	9	6.51	21	2.63
Real estate—commercial	155	54.29	18	49.83	120	55.34
Real estate—construction, land and other	299	23.09	24	14.15	234	21.19
Real estate—residential 1-4 family	8	11.11	—	—	7	11.87
General	722	—	233	—	563	—

Total	$1,306	100.00%	$327	100.00%	$1,020	100.00%

The general allowance is available as an unallocated allowance against the entire loan portfolio and is related to factors which include, among others, current economic conditions in our market area, which are not directly associated with a specific loan category.

We believe that the allowance for loan losses at June 30, 2006 is sufficient to absorb losses inherent in our loan portfolio based on our assessment of the information available. Our assessment involves uncertainty and judgment; therefore, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination, may require additional charges to the provision for loan losses in future periods if the results of their reviews warrant additions to the allowance for loan losses. The methodology used by bank regulatory authorities to assess our allowance for loan losses may take into account additional factors, such as comparisons of our methodology for determining, and amounts of, allowances for loan losses to a group of peer institutions identified by the regulators.

Investment Securities and Other Assets

Our securities portfolio composition is meant to provide a rate-sensitive, stable source of income until we can deploy a large portion of these assets into underwritten loans. Our securities portfolio also provides us with required liquidity and securities to pledge as required collateral for certain governmental deposits and borrowed funds.

Our securities portfolio is managed by our president and our treasurer, both of whom have significant experience in this area, with the concurrence of our Asset/Liability Committee. In addition to our president (who is chairman of the Asset/Liability Committee) and our treasurer, this committee is comprised of two outside directors. Investment management is performed in accordance with our investment policy, which is approved annually by the Asset/Liability Committee and the board of directors. Our investment policy addresses our investment strategies, approval process, approved securities dealers and authorized investments.

Our investment policy authorizes us to invest in:

•	Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC) mortgage-backed securities (MBS)

•	Collateralized mortgage obligations

•	Treasury securities

•	Agency securities

•	Pooled trust preferred securities comprised of a minimum of 80% bank collateral with an investment grade rating

Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as the GNMA, FNMA and FHLMC. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies.

Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because homeowners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Conversely, mortgage-backed securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal, and consequently the average life of these securities will be lengthened. If interest rates begin to fall, prepayments will increase.

Collateralized mortgage obligations (CMOs) are bonds that are backed by pools of mortgages. The pools can be GNMA, FNMA or FHLMC pools or they can be private-label pools. The CMOs are designed so that the mortgage collateral will generate a cash flow sufficient to provide for the timely repayment of the bonds. The mortgage collateral pool can be structured to accommodate various desired bond repayment schedules, provided that the collateral cash flow is adequate to meet scheduled bond payments. This is accomplished by dividing the bonds into classes to which payments on the underlying mortgage pools are allocated. The bond’s cash flow, for example, can be dedicated to one class of bondholders at a time, thereby increasing call protection to bondholders. In private-label CMOs, losses on underlying mortgages are directed to the most junior of all classes and then to the classes above in order of increasing seniority, which means that the senior classes have enough credit protection to be given the highest credit rating by the rating agencies.

We classify our securities as either: “held-to-maturity” or “available-for-sale.” Securities totaling $31.5 million were in the held-to-maturity portfolio at June 30, 2006, compared to $31.7 million at December 31, 2005 and $13.5 million at June 30, 2005. Securities totaling $14.6 million were in the available-for-sale portfolio at June 30, 2006, compared to $8.3 million at December 31, 2005 and $4.0 million at June 30, 2005. The increase in the investment portfolio between December 31, 2005 and June 30, 2006 is the result of the purchase of floating rate pooled trust preferred securities with collateral of at least 80% bank related trust preferred securities and federal agency securities. The purchases were made to replace the securities in our portfolio that were being repaid prior to maturity.

At June 30, 2006, the available-for-sale portfolio had an unrealized net loss of approximately $77,000. The unrealized net loss is the result of changes in market values due to the rise in interest rates in the general market. We consider the overall quality of the securities portfolio to be high. Our securities portfolio at June 30, 2006 consisted primarily of federal agency issued pools and collateralized mortgage obligations (CMOs). The following table provides the amortized cost of our securities by their stated maturities (this maturity schedule excludes prepayment and call features of the securities), as well as the tax equivalent yields for each maturity range.

The following table sets forth the amortized cost, gross unrealized gains and losses and estimated fair value of our investment securities at June 30, 2006:

	Investment Securities Portfolio
	At June 30, 2006
	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
	(Dollar amounts in thousands)
Available for sale:
Collateralized mortgage obligations	$6,562	$—	$(65)	$6,497
Corporate bonds	6,582	1	(13)	6,570
Federal Reserve Bank stock	1,020	—	—	1,020
Federal Home Loan Bank stock	534	—	—	534

Total	$14,698	$1	$(78)	$14,621

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
	(Dollar amounts in thousands)
Held to maturity:
Mortgage-backed securities	$15,046	$—	$(402)	$14,644
U.S. Government agency securities	1,000	—	—	1,000
Collateralized mortgage obligations	15,426	—	(147)	15,279

Total	$31,472	$—	$(549)	$30,923

The following table sets forth the amortized cost, gross unrealized gains and losses and estimated fair value of our investment securities at December 31, 2005:

	Investment Securities Portfolio
	At December 31, 2005
	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
	(Dollar amounts in thousands)
Available for sale:
Collateralized mortgage obligations	$7,213	$—	$(5)	$7,208
Federal Reserve Bank stock	1,020	—	—	1,020
Federal Home Loan Bank stock	68	—	—	68

Total	$8,301	$—	$(5)	$8,296

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
	(Dollar amounts in thousands)
Held to maturity:
Mortgage-backed securities	$15,812	$—	$(142)	$15,670
Collateralized mortgage obligations	15,886	7	(1)	15,892

Total	$31,698	$7	$(143)	$31,562

We currently have the ability to hold our available-for-sale investment securities to maturity. However, should conditions change, we may sell unpledged securities. All securities held are traded in liquid markets.

The following table sets forth the amortized cost and estimated fair value of our investment securities by contractual maturity at June 30, 2006. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Contractual Maturities of Investment Securities
	At June 30, 2006
	Securities Available for Sale
	Amortized Cost	Estimated Fair Value
	(Dollar amounts in thousands)
Due after one year through five years	$1,628	$1,628
Due after ten years	11,516	11,439

	13,144	13,067
Federal Reserve Bank stock-restricted	1,020	1,020
Federal Home Loan Bank stock-restricted	534	534

Total	$14,698	$14,621

	Securities Held to Maturity
	Amortized Cost	Estimated Fair Value
	(Dollar amounts in thousands)
Due after one year through five years	$1,000	$1,000
Due after ten years	30,472	29,923

Total	$31,472	$30,923

The following table sets forth the amortized cost and estimated fair value of our investment securities by contractual maturity at December 31, 2005. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Contractual Maturities of Investment Securities
	At December 31, 2005
	Securities Available for Sale
	Amortized Cost	Estimated Fair Value
	(Dollar amounts in thousands)
Due after one year through five years	$2,296	$2,296
Due after ten years	4,917	4,912

Subtotal	7,213	7,208
Federal Reserve Bank stock-restricted	1,020	1,020
Federal Home Loan Bank stock-restricted	68	68

Total	$8,301	$8,296

	Securities Held to Maturity
	Amortized Cost	Estimated Fair Value
	(Dollar amounts in thousands)
Due after ten years	$31,698	$31,562

Contractual maturity of mortgage-backed securities and CMOs is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time.

Securities with an unamortized cost of approximately $24.4 million at June 30, 2006 were pledged to secure a line of credit under a repurchase agreement and a line of credit for advances from the FHLB. There were $4.9 million of outstanding FHLB advances at June 30, 2006. As of such date, there was approximately $17.5 million unused and available lines of credit outstanding.

Securities with an amortized cost of approximately $34.0 million at December 31, 2005 were pledged to secure a line of credit under a repurchase agreement and a line of credit for advances from the FHLB. There were no outstanding FHLB advances at December 31, 2005. There was approximately $19.0 million unused and available under the lines of credit as of December 31, 2005.

There were no sales of our investment securities during the period from April 14, 2005 through June 30, 2006.

We evaluate our securities portfolio for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to:

•	the length of time and the extent to which the fair value has been less than cost,

•	the financial condition and near-term prospects of the issuer, and

•	our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Because our securities portfolio includes mortgage-backed securities and collaterized mortgage obligations, whose prices move inversely with rates, we may incur unrealized gains and losses at the end of any accounting period. We closely monitor the securities portfolio to see if adjustments are needed based on our liquidity needs, market rate changes and credit risk changes of the issuer. There were nine securities totaling approximately $25.6 million and thirteen securities totaling approximately $33.6 million at December 31, 2005 and June 30, 2006, respectively, in our securities portfolio that we considered temporarily impaired. The temporary impairment was caused by higher market interest rates since the date of the purchase of those securities.

Deposits and Other Borrowings

The market for deposits is competitive. We offer a line of traditional deposit products that currently includes non-interest-bearing and interest-bearing checking (or NOW accounts), commercial checking, money market accounts, savings accounts and certificates of deposit. We compete for deposits through our banking branches with competitive pricing, advertising and online banking. We use deposits as a principal source of funding for our lending, purchasing of investment securities and for other business purposes.

As of June 30, 2006, deposits increased by $27.1 million or 35.1% compared to December 31, 2005, and by $95.3 million or 1,048% compared to June 30, 2005. Deposit growth was the result of an increase in the use of deposits provided by intermediaries or deposit brokers, the acquisition of the Clifton Forge branch, the expansion of our branch network and several targeted deposit campaigns focused on expanding our existing customer relationships as well as developing new customer relationships. We believe that our deposits will continue to increase throughout 2006 as a result of recently opened banking offices and offices to be acquired in the 1st Service merger.

We also utilize brokered deposits and will continue to utilize these sources for deposits when they can be cost-effective. At June 30, 2006 and December 31, 2005, brokered deposits constituted approximately 44.2% and 22.9% of our total deposits, respectively. The brokered deposits we typically obtain consist primarily of 90 to 180 day certificates of deposit in excess of $100,000. These deposits generally have the effect of slightly increasing our cost of funds and slightly decreasing our net interest margin when compared to our local deposit base.

Total deposits increased by 749.88% from June 30, 2005 to December 31, 2005 due to the purchase of the Clifton Forge branch, the increase in brokered deposits and our focused marketing to develop our local core deposit base. Additionally, we concentrated on expanding the level of noninterest-bearing funding which represented 8.20% of total deposits at December 31, 2005. We expect that brokered deposits will remain a significant source of our deposit funding for the foreseeable future.

The following table sets forth the dollar amount of deposits in the various deposit products at June 30, 2006 and December 31, 2005.

	Deposit Products
	At the Period Ended
	June 30, 2006	December 31, 2005
	(Dollar amounts in thousands)
Noninterest bearing deposits	$6,548	$6,333
Savings accounts	2,354	2,373
Money market accounts	15,584	17,147
Checking (NOW) accounts	4,408	6,244
Certificates of deposit greater than $100,000	61,017	30,984
Certificates of deposit less than $100,000	14,497	14,182

Total interest bearing deposits	97,860	70,930

Total deposits	$104,408	$77,263

The following table sets forth the average balance and average rate paid on each of the deposits categories for the periods indicated.

	Average Balance/Average Rate on Deposit Products
	For the Period Ended
	June 30, 2006		December 31, 2005
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollar amounts in thousands)
Noninterest bearing deposits	$7,013	0%	$2,170	0%
Interest bearing deposits:
Savings accounts	2,364	0.49	184	0.51
Money market account	15,904	2.87	6,479	3.09
Checking (NOW) accounts	6,415	0.25	522	0.26
Certificates of deposit greater than $100,000	43,914	4.58	6,290	3.99
Certificates of deposit less than $100,000	14,476	5.33	1,214	5.02

Total interest bearing deposits	83,073	3.93	14,689	3.50

Total deposits	$90,086	3.62%	$16,859	3.05%

The following table sets forth the amount of our certificates of deposit by time remaining to maturity as of June 30, 2006.

	Maturities of Certificates of Deposit
	As of June 30, 2006
	3 Months or Less	Over 3 to 12 Months	Over 12 Months
Certificates of deposit greater than $100,000	$49,034	$6,554	$6,669
Certificates of deposit less than $100,000	1,274	10,034	1,948

Total certificates of deposit	$50,308	$16,588	$8,617

The following table sets forth the amount of our certificates of deposit by time remaining to maturity as of December 31, 2005.

	Maturities of Certificates of Deposit
	As of December 31, 2005
	3 Months or Less	Over 3 to 12 Months	Over 12 Months
Certificates of deposit greater than $100,000	$20,971	$3,654	$6,359
Certificates of deposit less than $100,000	2,215	3,928	8,039

Total certificates of deposit	$23,186	$7,582	$14,398

The variety of deposit accounts we offered has allowed us to be competitive in obtaining funds and in responding to the threat of disintermediation (the flow of funds away from depository institutions such as banking institutions into direct investment vehicles such as government and corporate securities). Our ability to attract and maintain deposits, and the effect of such retention on our cost of funds, has been, and will continue to be, significantly affected by the general economy and market rates of interest.

We use borrowed funds, primarily on a short term basis, to support our liquidity needs and to temporarily satisfy our funding needs from increased loan demand and for other shorter term purposes. The majority of these borrowed funds are securities sold under agreements to repurchase, which are reflected at the amount of cash received in connection with the transactions, and may require additional collateral based on the fair value of the underlying securities pledged. We engage in these transactions with retail customers and with established third parties, primarily large securities brokerage firms. We also are a member of the FHLB and are authorized to obtain advances from the FHLB from time to time to as needed. The FHLB has a credit program for members with different maturities and interest rates, which may be fixed or variable. We are required to collateralize our borrowings from the FHLB with our FHLB stock and other collateral acceptable to the FHLB. At June 30, 2006 and December 31, 2005, total borrowed funds were $8.1 million and $12.4 million, respectively. At June 30, 2006, we had $6.6 million of unused and available FHLB lines of credit.

The following table sets forth the maximum balances, average balances and weighted average rates paid for our borrowings for the periods indicated.

	Borrowings
	For the Period Ended
	June 30, 2006	December 31, 2005(1)
	(Dollar amounts in thousands)
Ending balance	$8,110	$12,406
Maximum month-end balance during the period	$11,114	$15,724
Average balance for the period	$10,140	$2,241
Average interest rate for the period	4.46%	4.09%

(1)	Represents the period from inception at April 14, 2005 to December 31, 2005.

The following table sets forth the balances and weighted average interest rate of our borrowings at the dates indicated.

	Balances and Interest Rates of Borrowings
	At
	June 30, 2006	December 31, 2005(1)
	(Dollar amounts in thousands)
Securities sold under agreements to repurchase	$3,210	$12,406
FHLB advances	4,900	—

Total borrowings	$8,110	$12,406

Weighted average interest rate of total borrowings at the end of the period	4.93%	4.14%

(1)	Represents the period from inception at April 14, 2005 to December 31, 2005.

Interest Rate Sensitivity and Market Risk

We are engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-bearing loans and investments. Consequently, our earnings depend to a significant extent on our net interest income, which is the difference between the interest income on loans and investments and the interest expense on deposits and borrowing. To the extent that our interest-bearing liabilities do not reprice or mature at the same time as our interest-bearing assets, we are subject to interest rate risk and corresponding fluctuations in net interest income. We have employed asset/liability management policies that seek to manage our interest income, without having to incur unacceptable levels of credit or investment risk.

Our interest rate risk is managed by our president and our treasurer, both of whom have significant experience in this area, in accordance with policies approved by our board of directors. In determining the appropriate level of interest rate risk, management considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. Management regularly reviews, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, management reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity.

Management uses a duration gap of equity approach to manage our interest rate risk and reviews quarterly interest sensitivity reports prepared for us by FTN Financial, using the Sendero ALM Analysis System. This approach uses a model which generates estimates of the change in our market value of portfolio equity (MVPE) over a range of interest rate scenarios. MVPE is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts using standard industry assumptions about estimated loan prepayment rates, reinvestment rates and deposit decay rates.

Between the quarterly receipts of interest sensitivity reports from FTN Financial we manage our interest rate risk by adding to or subtracting from the most recent report any transaction that we are considering. For example, if we were considering purchasing a collateralized mortgage obligation, we would analyze the individual security to derive an estimate of the change in the market value of the security if interest rates were to move up or down by 100, 200 or 300 basis points. We would then take those values and add them to or subtract them from the numbers on the chart shown below to determine our revised interest rate risk profile.

The following tables are based on an analysis prepared by FTN Financial setting forth an analysis of our interest rate risk as measured by the estimated change in MVPE resulting from instantaneous and sustained parallel shifts in the yield curve (plus or minus 300 basis points, measured in 100 basis point increments) as of June 30, 2006 and December 31, 2005.

	Sensitivity of Market Value of Portfolio Equity As of June 30, 2006
Change in Interest Rates In Basis Points (Rate Shock)	Market Value of Portfolio Equity			Market Value of Portfolio Equity as a % of
	Amount	$ Change From Base	% Change From Base	Total Assets	Portfolio Equity Book Value
	(Dollar amounts in thousands)
Up 300	$32,843	$(1,982)	(5.69)%	22.56%	100.79%
Up 200	33,588	(1,237)	(3.55)	23.07	103.07
Up 100	34,231	(594)	(1.71)	23.52	105.05
Base	34,875	—	0.00	23.92	106.87
Down 100	35,168	343	0.98	24.16	107.92
Down 200	35,055	230	0.66	24.08	107.58
Down 300	34,694	(131)	(0.38)	23.83	106.47

	Sensitivity of Market Value of Portfolio Equity As of December 31, 2005
Change in Interest Rates In Basis Points (Rate Shock)	Market Value of Portfolio Equity			Market Value of Portfolio Equity as a % of
	Amount	$ Change From Base	% Change From Base	Total Assets	Portfolio Equity Book Value
	(Dollar amounts in thousands)
Up 300	$33,687	$(1,453)	(4.13)%	27.41%	104.25%
Up 200	34,238	(902)	(2.57)	27.86	105.96
Up 100	34,719	(421)	(1.20)	28.25	107.45
Base	35,140	—	0.00	28.59	108.75
Down 100	35,170	30	0.09	28.61	108.84
Down 200	34,696	(444)	(1.26)	28.23	107.37
Down 300	34,056	(1,084)	(3.08)	27.71	105.39

Our interest rate sensitivity is also monitored by management through the use of a model run by FTN Financial that generates estimates of the change in the net interest income over a range of interest rate scenarios. Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest bearing liabilities and the interest rate earned or paid on them. In this regard, the model assumes that the composition of our interest sensitive assets and liabilities existing at June 30, 2006 and December 31, 2005 remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assts and liabilities.

	Sensitivity of Net Interest Income As of June 30, 2006
Change in Interest Rates in Basis Points (Rate Shock)	Adjusted Net Interest Income		Net Interest Margin
	Amount	$ Change From Base	Percent	% Change From Base
	(Dollar amounts in thousands)
Up 300	$5,996	$143	4.26%	0.10%
Up 200	5,944	91	4.22	0.06
Up 100	5,899	46	4.20	0.04
Base	5,853	—	4.16	0.00
Down 100	5,738	(115)	4.09	-0.07
Down 200	5,423	(430)	3.87	-0.29
Down 300	5,091	(762)	3.63	-0.53

	Sensitivity of Net Interest Income As of December 31, 2005
Change in Interest Rates in Basis Points (Rate Shock)	Adjusted Net Interest Income		Net Interest Margin
	Amount	$ Change From Base	Percent	% Change From Base
	(Dollar amounts in thousands)
Up 300	$5,101	212	4.40%	0.18%
Up 200	5,031	142	4.34	0.12
Up 100	4,959	70	4.28	0.06
Base	4,889	—	4.22	0.00
Down 100	4,716	(173)	4.07	-0.15
Down 200	4,442	(447)	3.84	-0.38
Down 300	4,099	(790)	3.54	-0.68

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in MVPE requires the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. Accordingly, although the MVPE tables and Sensitivity of Net Interest Income tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on our net worth and net interest income.

Liquidity and Funds Management

The objective of our liquidity management is to assure the ability to meet our financial obligations. These obligations include the payment of deposits on demand or at maturity, the repayment of borrowings at maturity and the ability to fund commitments and other new business opportunities. We obtain funding from a variety of sources, including customer deposit accounts, customer certificates of deposit and payments on our loans and investments. Historically, our level of core deposits has been insufficient to fully fund our lending activities. As a result, we have sought funding from additional sources, including institutional certificates of deposit and available-for-sale investment securities. In addition, we maintain lines of credit from the Federal Home Loan Bank of Atlanta and utilize securities sold under agreements to repurchase and reverse repurchase agreement borrowings from approved securities dealers.

We prepare a monthly cash flow report which forecasts weekly cash needs and availability for the coming three months, based on forecasts of loan closings from our pipeline report and other factors.

During the six months ended June 30, 2006, we funded our financial obligations with deposits and borrowings from the Federal Home Loan Bank of Atlanta. At June 30, 2006, we had $16.1 million of unfunded lines of credit and undisbursed construction loan funds. Our approved loan commitments were $18.4 million at June 30, 2006. The amount of certificate of deposit accounts maturing in the remaining months of calendar year 2006 is $55.1 million as of June 30, 2006. Management anticipates that funding requirements for these commitments can be met from the normal sources of funds.

Stockholders’ Equity

Stockholders’ equity increased to $32.6 million at June 30, 2006 compared with $32.3 million at December 31, 2005, an increase of $273,000 or 0.8%. The increase was primarily due to net income of $321,000 partially offset by an unrealized loss on securities of $48,000. Stockholders’ equity decreased to $32.3 million at December 31, 2005 from $32.8 million at June 30, 2005, a decrease of $467,000 or 1.4%. The decrease was primarily the result of operating losses of $469,000 for the second half of 2005.

Capital Resources

Capital management consists of providing equity to support both current and future operations. We are subject to capital adequacy requirements imposed by the Federal Reserve and the Bank is subject to capital adequacy requirements imposed by the OCC. The Federal Reserve and the OCC have adopted risk-based capital requirements for assessing bank holding company and member bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The risk-based capital standards issued by the Federal Reserve require all bank holding companies to have “Tier 1 capital” of at least 4.0% and “total risk-based” capital (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. “Tier 1 capital” generally includes common stockholders’ equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. “Tier 2 capital” may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is “total risk-based capital.”

The Federal Reserve has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets, or “leverage ratio,” of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

Under the Federal Deposit Insurance Corporation Improvement Act of 1991, each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. As a national bank, the bank is subject to capital adequacy guidelines of the OCC. Also under that statute, the Federal Deposit Insurance Corporation has promulgated regulations setting the levels at which an insured institution such as the bank would be considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” The bank is classified “well capitalized” for purposes of the FDIC’s prompt corrective action regulations. See “Supervision and Regulation—Capital Requirements.”

The following table provides a comparison of our leverage and risk-weighted capital ratios and the leverage and risk-weighted capital ratios of the bank at the periods indicated to the minimum and well-capitalized regulatory standards:

	Capital Ratios
	Minimum Required for Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	Actual Ratio at June 30, 2006	Actual Ratio at December 31, 2005
SNBV
Tier 1 risk-based capital ratio	4.00%		N/A	27.10%	32.81%
Total risk-based capital ratio	8.00%		N/A	28.28%	33.96%
Leverage ratio	4.00	%(1)	N/A	22.04%	35.38%
Sonabank
Tier 1 risk-based capital ratio	4.00%		6.00%	27.05%	32.76%
Total risk-based capital ratio	8.00%		10.00%	28.24%	33.90%
Leverage ratio	4.00	%(1)	5.00%	22.01%	35.32%

(1)	The Federal Reserve Board may require SNBV and Sonabank to maintain a leverage ratio above the required minimum.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented in this prospectus concerning SNBV have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Our interest rate risk management is the responsibility of Sonabank’s Asset/Liability Management Committee (the Asset/Liability Committee). The Asset/Liability Committee has established policies and limits for management to monitor, measure and coordinate our sources, uses and pricing of funds. The Asset/Liability Committee makes reports to the board of directors on a monthly basis.

Seasonality and Cycles

We do not consider our commercial banking business to be seasonal.

Contractual Obligations

The following table reflects the contractual maturities of our term liabilities as of June 30, 2006. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

	Contractual Obligations As of June 30, 2006
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(Dollars in thousands)
Certificates of deposit (1)	$75,514	$66,896	$6,047	$2,571	$—
Securities sold under agreements to repurchase	3,210	3,210	—	—	—
Advances from FHLB	4,900	4,900	—	—	—
Operating leases	731	178	372	181	—

Total	$84,355	$75,184	$6,419	$2,752	$—

(1)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

The following table reflects the contractual maturities of our term liabilities as of December 31, 2005. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

	Contractual Obligations As of December 31, 2005
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(Dollar amounts in thousands)
Certificates of deposit (1)	$45,166	$30,366	$11,814	$2,986	$—
Securities sold under agreement to repurchase	12,406	12,406	—	—	—
Operating lease obligations	818	175	366	277	—

Total	$58,390	$42,947	$12,180	$3,263	$—

(1)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

Off-Balance Sheet Arrangements

We are party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and letters of credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Our exposure to credit loss is represented by the contractual amount of these commitments. We follow the same credit policies in making these commitments as we do for underwriting our loans.

Commitments to extend credit are agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require that our customer pay us a commitment fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2005, we had unfunded loan commitments of approximately $23.1 million. While commitments are not collateralized, if the commitment is funded, the loan will be collateralized in accordance with our underwriting policies. The fair value of our loan commitments at December 31, 2005 was immaterial. The amount of collateral, if any, we obtain on an extension of credit is based on our credit evaluation of the customer. Letters of credit are conditional commitments issued by Sonabank to guarantee the performance of its customer to a third party. Sonabank had no letters of credit outstanding at December 31, 2005.

Recent Accounting Developments

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123 (Revised 2004) (referred to below as SFAS No. 123R), “Share-Based Payment,” in December 2004. SFAS No. 123R is a revision of FASB Statement 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and SNBV adopted the standard in the first quarter of fiscal 2006. The adoption of this statement did not have a material effect on our consolidated financial statements.

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. This new guidance had no material effect on our consolidated financial statements upon implementation.

In March 2006, FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.” This statement amends FASB Statement No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material effect on our consolidated financial statements.

BUSINESS

Overview

SNBV raised $35.0 million in a private offering in March 2005. We are the holding company for Sonabank, a nationally chartered commercial bank. We opened Sonabank’s first branch on April 14, 2005. We are headquartered in our Charlottesville, Virginia branch, at 1770 Timberwood Boulevard in the Forest Lakes Shopping Center. We also have a loan production office at 230 Court Square in Charlottesville. Our administrative offices and a loan production office are located at 550 Broadview Avenue in Warrenton, Virginia, where we expect to open a full service branch later this year. We also have executive offices in Georgetown, Washington D.C. where senior management is located.

In December 2005, we closed on the purchase of the First Community Bancorp, Inc. branch in Clifton Forge, Virginia. As of June 30, 2006, the Clifton Forge branch had deposits of $44.0 million compared to $42.5 million at the time of the acquisition. Moreover, Clifton Forge has proven to be an attractive source of Small Business Administration (SBA) loans for which we are an approved SBA “Preferred” lender.

Our Chairman and Chief Executive Officer is Georgia Derrico and our President is Rod Porter. Georgia and Rod held the same positions at Southern Financial Bank until it was sold to Provident Bankshares, Inc. in April 2004. Southern Financial was a $1.4 billion (assets) bank with 34 branches at its time of sale. Southern Financial was founded by Georgia Derrico in 1986. Prior to the sale, Southern Financial had opened 14 de novo branches, and had bought two commercial banks and two thrifts.

General

Our principal business is the acquisition of deposits from the general public through our branch offices and deposit intermediaries and the use of these deposits to fund our loan and investment portfolios. We seek to be a full service community bank that provides a wide variety of financial services to our middle market corporate clients as well as to our retail clients. We are an active commercial lender, have been designated as a “Preferred SBA Lender” and participate in the Virginia Small Business Financing Authority lending program. In addition, we are an active residential construction lender and offer our retail clients permanent residential mortgage loan alternatives. We also invest funds in mortgage-backed securities, securities sold with an agreement to repurchase, reverse repurchase agreements and securities issued by agencies of the federal government.

The principal sources of funds for our lending and investment activities are deposits, amortization and repayment of loans, proceeds from the sales of loans, prepayments from mortgage-backed securities, repayments of maturing investment securities, Federal Home Loan Bank advances and other borrowed money.

Principal sources of revenue are interest and fees on loans and investment securities, as well as fee income derived from the maintenance of deposit accounts. Our principal expenses include interest paid on deposits and advances from the FHLB and other borrowings, and operating expenses.

Management

We were founded by our Chairman and Chief Executive Officer, Georgia S. Derrico, who was Chief Executive Officer and founder of Southern Financial Bank, which had become a $1.4 billion institution by the time of its sale to Provident Bankshares, Inc. in 2004. Ms. Derrico had also been an executive officer at Chemical Bank of New York for 13 years. As we have grown, we have assembled a cohesive and complimentary team of seasoned financial services professionals with diverse experience and varied backgrounds. Our senior management team, which has an average of 34 years of banking-related experience, includes the following senior officers:

•

Georgia S. Derrico, Chairman and Chief Executive Officer. Ms. Derrico has been involved in lending and credit administration her entire professional career. Prior to founding Southern Financial Bank, she served as Senior Vice President, Chief Administrative and Credit Officer to the multinational Division at Chemical Bank. She also served at Chemical as the Vice President and District Head for the Mid-Atlantic Region of the United States for the Corporate Banking Division.

•	R. Roderick Porter, President. Mr. Porter was President and Chief Operating Officer of Southern Financial Bank from April 1998 to Southern Financial’s sale to Provident Bankshares, Inc. in 2004. Mr. Porter spent 15 years at Chemical Bank, where he was a Senior Vice President and responsible for Asset/Liability management, the U.S. Government and municipal securities portfolio, all U.S. dollar denominated funding for the bank and bank holding company, money market trading and discount brokerage. After leaving Chemical and prior to joining Sonabank, Mr. Porter’s financial services experience included having been a principal at Morgan Stanley, Chairman of Newmarket Capital Corp., a mortgage company, a Managing Director of WestCapital, Inc., a real estate advisory firm and President of FX Concepts, Ltd., an international money management firm.

•	William H. Stevens, Executive Vice President. Mr. Stevens was previously an Executive Vice President of Credit Administration for Southern Financial Bank from 1999 to 2004. From 1991 to 1999, he served as a senior analyst in the Office of the Inspector General, where he audited the FDIC’s loan review, credit policy, compliance and audit functions. From 1990 to 1991, he managed the commercial real estate and single family mortgage lending activities for Riggs Bank, N.A. His background also includes 18 years at Chemical Bank, where he was a Senior Vice President, Real Estate. Mr. Stevens and Ms. Derrico were colleagues in the lending division at Chemical.

•	William H. Lagos, Senior Vice President and Chief Financial Officer. He has worked in banking for 27 years. In 1986, Mr. Lagos joined Southern Financial Bank, where he was Senior Vice President and Controller from 1986 until its acquisition by Provident Bankshares Corporation in 2004. Mr. Lagos graduated from Ben Franklin University in 1979, where he received his B.S. in accounting. He passed the uniform CPA Examination in 1981 and is now a member of the D.C. Institute of Certified Public Accountants.

As indicated above, our senior management team provides us with a depth of knowledge and expertise not normally found in a community banking organization of our size, not only in lending, but also in areas such as funds management and investment strategy. Our senior management and board members are strongly committed to our franchise, and as of July 31, 2006, owned 13.95% of our outstanding shares of common stock (including exerciseable options and warrants). We believe that our experienced, seasoned management team provides us with a platform to grow substantially without requiring significant additional management personnel expenditures.

Our Strategy

Our objective is to become the premier provider of financial services to small to medium sized businesses in our market while maintaining steady asset growth, consistent core earnings and sound asset quality. To achieve this objective, we are focusing on the following business strategies:

We emphasize personal relationships in our customer driven service approach to commercial customers.

We are driven by the business needs of our customers. Our board of directors, key relationship managers, branch managers and lenders all actively help us develop full-service commercial banking relationships. In order to identify our customer’s needs and fashion the products and services tailored to meet those needs, we employ a relationship approach that draws on all of our management’s diverse expertise. Each customer deals with a relationship manager who specializes in one or more types of financial services. In order to fully address the customer’s needs, the relationship manager may call upon other of our financial services specialists. We strive to be the customer’s exclusive commercial banker by providing all of the financial services the customer requires. While we encourage customers to contact us directly, we also use technology to complement and enhance our personalized service, such as our Web Lockbox. We believe that in addition to the attractive growth profile of our primary markets, the consolidation of middle-market financial institutions in Virginia has created an unmet demand for personalized business services, which offers us significant growth potential.

We plan to continue to supplement our internal growth through the opening of de novo branches and, from time to time, acquisitions, while emphasizing profitability.

We plan to continue our aggressive pursuit of growth opportunities by opening de novo branches and making acquisitions. Historically, we have pursued sites for branch offices in areas where we have already developed loan volume. We will continue to look for branch opportunities in growth areas that will allow us to obtain deposits as well as loans. Similarly, the cultural and operational integration of the Clifton Forge branch in January 2006 gives us a track record of successful integration on which to build. In spite of our growth, we have been profitable in every quarter of our operation since the fourth quarter of 2005 (only five months after Sonabank commenced operations). We believe that the additional capital we receive from this offering will enable us to enhance our franchise value by positioning us to take advantage of the attractive expansion opportunities provided in our market areas. Our continued emphasis on technology has resulted in the implementation of systems, processes and procedures that will enable us to grow substantially without significant additional investment in infrastructure.

We manage our cost of funding in a sophisticated manner while we seek to grow our local core deposit base.

While we continue to seek a lower cost of funds in the form of local core deposits, we actively manage our “non-core” funding. The funds management expertise of our senior management enables us to manage our cost of funding.

We actively manage our investment portfolio to enhance earnings and enhance flexibility.

Our senior management has experienced several business cycles. There were several times when management perceived that the securities market offered opportunities to generate additional earnings which would augment the returns to our shareholders. We took advantage of those opportunities and believe that on balance the strategies we adopted generated good returns. Since the inception of Sonabank, however, we have not seen any significant opportunities in the securities portfolio. The risk/reward ratio has not been favorable to taking any risk. As a result, our securities investments have been small and conservative, and have been a function of our need to invest excess cash and have collateral for customer needs. Because of this differing strategy, our interest rate risks are minimal.

We have a strong credit culture, which has resulted in sound asset quality.

Our experienced credit administration team has developed comprehensive policies and procedures for credit underwriting and funding that has enabled us to maintain sound credit quality in spite of our rapid growth. With the addition of an experienced credit administrator to our senior management team in April 2005, we have streamlined our internal loan review and approval process. Combined with our significant lending experience, these procedures and controls enable us to provide responsive, customized service to our business customers. Our total loans have grown from zero when we opened in April 2005, to $92.3 million as of June 30, 2006. We intend to adhere to the practices and policies that have contributed to our sound asset quality. We had no non-performing loans as of June 30, 2006.

We prudently manage our capital.

Our goal is to operate at a capital level that supports our growth but does not unduly hamper our achievement of an attractive return on equity. In order to strike this balance, we deploy the capital management expertise of our management team to prudently manage our capital resources. We believe that this offering will not only provide us with capital to support future growth and expansion, but will provide more liquidity for shareholders and give us a more attractive currency to use for potential acquisitions.

Lending Activities

Our primary strategic objective is to serve small to medium-sized businesses in our market with a variety of unique and useful services, including a full array of commercial mortgage and non-mortgage loans. These loans include commercial real estate loans, construction to permanent loans, development and builder loans, accounts receivable financing, lines of credit, equipment and vehicle loans, leasing, and commercial overdraft protection. We strive to do business in the areas served by our branches, which is also where our marketing is focused, and the vast majority of our loan customers are located in existing market areas. Virtually all of our loans are from Virginia, Maryland, West Virginia, or Washington D.C. The Small Business Administration may from time to time come to us because of our reputation and expertise as an SBA lender and ask us to review a loan outside of our core counties but within our market area. Prior to making a loan, we obtain detailed loan applications to determine a borrower’s ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations. The following is a discussion of each of the major types of lending:

Commercial Real Estate Lending

Permanent. Commercial real estate lending includes loans for permanent financing and construction. Commercial real estate lending typically involves higher loan principal amounts and the repayment of loans is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. As a general practice, we require our commercial real estate loans to be secured by well-managed income producing properties with adequate margins and to be guaranteed by responsible parties. We look for opportunities where cash flow from the collateral properties provides adequate debt service coverage and the guarantor’s net worth is centered on assets other than the project we finance. It has been our experience that borrowers whose assets consist entirely of real estate, especially development projects, are particularly sensitive to real estate market cycles. In the event of a slowdown in the real estate market, real estate projects may come under pressure at the same time and the liquidity of the borrower may be strained. At June 30, 2006, our commercial real estate loans for permanent financing totaled $50.3 million.

Our underwriting guidelines for commercial real estate loans reflect all relevant credit factors, including, among other things, the income generated from the underlying property to adequately service the debt, the availability of secondary sources of repayment and the overall creditworthiness of the borrower. In addition, we look to the value of the collateral, while maintaining the level of equity invested by the borrower.

All valuations on property which will secure loans are performed by independent outside appraisers who are reviewed by our executive vice president of risk management and reported annually to our credit committee. We retain a valid lien on real estate and obtain a title insurance policy that insures the property is free of encumbrances.

Construction. We recognize that construction loans for commercial, multifamily and other non-residential properties can involve risk due to the length of time it may take to bring a finished real estate product to market. As a result, we will only make these types of loans when pre-leasing or pre-sales or other credit factors suggest that the borrower can carry the debt if the anticipated market and property cash flow projections change during the construction phase. At June 30, 2006, we had $3.7 million of residential construction loans and $17.7 million in commercial construction loans.

Income producing property loans are supported by evidence of the borrower’s capacity to service the debt. All of our commercial construction loans are guaranteed by the principals or general partners. Any interest reserves established on conventional construction loans are not funded with the proceeds of the loan.

Construction loan borrowers are generally pre-qualified for the permanent loan by us. We obtain a copy of the contract with the general contractor who must be acceptable to us. All plans, specifications and surveys must include proposed improvements. We review feasibility studies and sensitivity and risk analyses showing sensitivity of the project to variables such as interest rates, vacancy rates, lease rates and operating expenses for income producing properties and copies of any previous environmental site assessments, if applicable.

Commercial Business Lending

These loans consist of lines of credit, revolving credit facilities, demand loans, term loans, equipment loans, SBA loans, stand-by letters of credit and unsecured loans. Commercial business loans are generally secured by accounts receivable, equipment and other collateral, such as readily marketable stocks and bonds with adequate margins, cash value in life insurance policies and savings and time deposits at Sonabank. At June 30, 2006, our commercial business loans totaled $7.9 million.

In general, commercial business loans involve more credit risk than residential mortgage loans and real estate-backed commercial loans and, therefore, usually yield a higher return to us. The increased risk for commercial business loans is due to the type of collateral securing these loans. The increased risk also derives from the expectation that commercial loans will be serviced principally from the operations of the business, and that those operations may not be successful. Historical trends have shown that these types of loans do have higher delinquencies than mortgage loans. Because of this, we often utilize the SBA 7(a) program (which guarantees the repayment of up to 85% of the principal and accrued interest to us to reduce the inherent risk associated with commercial business lending.

Another way that we reduce risk in the commercial loan portfolio is by taking accounts receivable as collateral. Our accounts receivable financing facilities, which provide a relatively high yield with considerable collateral control, are lines of credit under which a company can borrow up to the amount of a borrowing base which covers a certain percentage of the company’s receivables. From our customer’s point of view, accounts receivable financing is an efficient way to finance expanding operations because borrowing capacity expands as sales increase. Customers can borrow from 75% to 90% of qualified receivables, less accounts over 60 days past due. In most cases, the borrower’s customers pay us directly. For borrowers with a good track record for earnings and quality receivables, we will consider pricing based on an increment above the prime rate for transactions in which we lend up to a percentage of qualified outstanding receivables based on reported agings of the receivables portfolio.

We also actively pursue for our customers equipment lease financing opportunities other than cars, trucks, and other on-road rolling stock. We provide financing and use a third party to service the leases. Payment is derived from the cash flow of the borrower, so credit quality may not be any lower than it would be in the case of an unsecured loan for a similar amount and term.

SBA Lending

We have developed an expertise in the federally guaranteed SBA program. The SBA program is an economic development program which finances the expansion of small businesses. We are a Preferred Lender in the Washington D.C. and Richmond Districts of the SBA. As an SBA Preferred lender, our pre-approved status allows us to quickly respond to customers’ needs. Under the SBA program, we originate and fund SBA 7(a) loans which qualify for guarantees up to 85% of principal and accrued interest. We also originate 504 chapter loans in which we generally provide 50% of the financing, taking a first lien on the real property as collateral.

We provide SBA loans to potential borrowers who are proposing a business venture, often with existing cash flow and a reasonable chance of success. We do not treat the SBA guarantee as a substitute for a borrower meeting our credit standards, and except for minimum capital levels or maximum loan terms, the borrower must meet our other credit standards as applicable to loans outside the SBA process.

Residential Mortgage Lending

Permanent. Residential mortgage loans are secured by single-family homes. We make fixed and adjustable rate first mortgage loans on residential properties with terms up to 30 years. We offer second mortgages in conjunction with our own mortgages or those of other lenders. In the case of conventional loans, we typically lend up to 80% of the appraised value of single-family residences and require mortgage insurance for loans exceeding that amount. At June 30, 2006, we had $10.3 million of permanent residential mortgage loans.

We retain a valid lien on real estate and obtain a title insurance policy that insures the property is free of encumbrances. We also require hazard insurance and flood insurance for all loans secured by real property if the real property is in a flood plain as designated by the Department of Housing and Urban Development. We also require most borrowers to advance funds on a monthly basis from which we make disbursements for items such as real estate taxes, private mortgage insurance and hazard insurance.

Construction

We typically make single family residential construction loans to builders/developers in our market areas. Construction loans generally have interest rates of prime plus one to two percent and fees of one to three points, loan-to-value ratios of 80% or less based on current appraisals and terms of generally nine months or less. In substantially all cases, when we make a residential construction loan to a builder, the residence is pre-sold. All plans, specifications and surveys must include proposed improvements. Borrowers must evidence the capacity to service the debt. At June 30, 2006, we had $3.7 million of residential construction loans and $17.7 million of commercial construction loans for a total of $21.4 million.

Consumer Lending

We offer various types of secured and unsecured consumer loans. We make consumer loans primarily for personal, family or household purposes as a convenience to our customer base since these loans are not the focus of our lending activities. As a general guideline, a consumer’s debt service should not exceed 40% of his gross income or 45% of net income. For purposes of this calculation, debt includes house payment or rent, fixed installment payments, the estimated payment for the loan being requested and the minimum required payment on any revolving debt. At June 30, 2006, we had $2.7 million of consumer loans.

Credit Approval and Collection Policies

Because future loan losses are so closely intertwined with our underwriting policy, we have instituted what management believes is a stringent loan underwriting policy. Our underwriting guidelines are tailored for particular credit types, including lines of credit, revolving credit facilities, demand loans, term loans, equipment loans, real estate loans, SBA loans, stand-by letters or credit and unsecured loans. We will make extensions of credit based, among other factors, on the potential borrower’s creditworthiness, likelihood of repayment and proximity to market areas served.

We have a standing Credit Committee comprised of certain of our officers, each of whom has a defined lending authority as an individual and in combination with other officers. These individual lending authorities are determined by our chief executive officer and certain directors and are based on the individual’s technical ability and experience. These authorities must be approved by our board of directors and our credit committee. Our credit committee is comprised of four levels of members: junior, regular, senior, and executive, based on experience. Our executive members are Ms. Derrico and Messrs. Porter and Stevens. (See “Management.”) Under our loan approval process, the sponsoring loan officer’s approval is required on all credit submissions. This approval must be included in or added to the individual and joining authorities outlined below. The sponsoring loan officer is primarily responsible for the customer’s relationship with us, including, among other things, obtaining and maintaining adequate credit file information. We require each loan officer to maintain loan files in an order and detail that would enable a disinterested third party to review the file and determine the current status and quality of the credit.

In addition to approval of the sponsoring loan officer, we require approvals from one or more members of the Credit Committee on all loans. The approvals required differ based on the size of the borrowing relationship. At least one senior or one executive member must approve all loans in the amount of $100,000 or more. All three of the executive members of the committee must approve all loans of $1 million or more. Regardless of the number of approvals needed, we encourage each member not to rely on another member’s approval as a basis for approval and to treat his approval as if it were the only approval necessary to approve the loan. Our legal lending limit to one borrower is limited to 15% of our unimpaired capital and surplus. As of June 30, 2006, our lending limit was approximately $4.7 million, although we have no loans to one borrower that approach our legal lending limit to date.

The following collection actions are the minimal procedures which management believes are necessary to properly monitor past due loans and leases. When a borrower fails to make a payment, we contact the borrower in person, in writing or on the telephone. At a minimum, all borrowers are notified by mail when payments of principal and/or interest are five days past due and when payments are 10 days past due. Real estate and commercial loan borrowers are assessed a late charge when payments are 15 days past due. Customers are contacted by a loan officer before the loan becomes 60 days delinquent. After 90 days, if the loan has not been brought current or an acceptable arrangement is not worked out with the borrower, we will institute measures to remedy the default, including commencing foreclosure action with respect to mortgage loans and repossessions of collateral in the case of consumer expense.

If foreclosure is effected, the property is sold at a public auction in which we may participate as a bidder. If we are the successful bidder, we include the acquired real estate property in our real estate owned account until it is sold. These assets are carried at the lower of cost or the fair value net of estimated selling costs. To the extent there is a decline in value, that amount is charged to operating expense. At June 30, 2006, we had no other real estate owned.

Special Products and Services

To complement our array of loans, we also provide the following special products and services to our commercial customers:

Cash Management Services

Cash Management services are offered that enable the Bank’s business customer to maximize the efficiency of their cash management. Specific products offered in our cash management services program include the following:

•	Investment/sweep accounts

•	Wire Transfer services

•	Employer Services/Payroll processing services

•	Zero balance accounts

•	Night depository services

•	Web Lockbox services (third party)

•	Depository transfers

•	Merchant services (third party)

•	ACH originations

•	Business debit cards

•	Controlled disbursement accounts

•	Sona In-House (Check 21 processing)

Three of the products listed above are described in-depth below.

•

Sona In-House/Check 21: Sona In-House is ideal for landlords, property managers, medical professionals, and any other businesses that accept checks. Sonabank is a market leader in banking technology, and has created Sona In-House to empower its business customers. Now the customers of

Sonabank can have total control over how, when, and where their checks will be deposited. Sona In-House uses the new Check Truncation technology outlined by the “Check Clearing for the 21st Century Act”, passed in October 2004 (Check 21). This act allows banks to have a universal technique for processing checks. With Check Truncation, paper checks can now be converted to electronic images and processed between participating banks, vastly speeding up the check clearing process. Sona In-House passes on the benefits of Check Truncation directly to Sonabank’s business customers.

•	Web Lockbox Services: Sonabank will open a lockbox in the customer’s name, retrieve incoming checks, and deposit them directly into the customer’s account. The images of the checks will then be available to view online. This makes bookkeeping for the customer fast and easy, and because Sonabank is checking the lockbox daily, funds will often be available sooner. Big businesses have been using lockboxes for decades as a cash management tool. Now Sonabank is making this service cost effective for all small and medium sized businesses as well.

•	Employer Services: Employer services include direct deposit of payroll checks into accounts at the Bank which enables employees to receive several benefits including a checking account with no monthly maintenance fees, and automated teller machine (“ATM”)/Debit card and discounts on consumer loans.

•	Other Consumer/Retail Products and Services. Other products and services that are offered by the Bank are primarily directed toward the individual customer and will include the following:

•	Debit cards

•	ATM services

•	Travelers Checks

•	Savings bonds

•	Money Orders

•	Notary service

•	Wire transfers

•	Telephone banking

•	Online banking with bill payment services

Market Area

General. We currently conduct our business principally through our two branches and three loan production offices located in Charlottesville, Fredericksburg and Warrenton, Virginia. Our market area for deposit products has been in Albemarle County in the Charlottesville MSA as well as Alleghany County for the Clifton Forge MSA. Based on data available on the FDIC website as of June 30, 2005, our total deposits in the Charlottesville MSA ranked 10th among 13 financial institutions and represented approximately 0.37% of the total deposits in that MSA. That same data showed that Sonabank’s deposits in Clifton Forge ranked first among five financial institutions and represented approximately 41.0% of the total deposits there. For our lending operation, we have served a broader area, encompassing most of Northern Virginia, including the counties of Fairfax, Loudon, Fauquier, and Prince William.

Detailed Analysis. The features and demographics of our primary market areas are discussed below.

Charlottesville. Charlottesville is an independent city located within the confines of Albemarle County in the commonwealth of Virginia, United States. As of the 2003 census update, the city proper had a population of 39,162. In 2004, Charlottesville was ranked the best place to live in the United States in the book Cities Ranked and Rated by Bert Sperling and Peter Sander. It is best known as the home of the University of Virginia, founded by Thomas Jefferson.

As of the U.S. census of 2000, there were 79,236 people, 31,876 households, and 21,070 families residing in the county.

The median income for a household in the county was $50,749, and the median income for a family was $63,407. Males had a median income of $39,622 versus $30,645 for females. The per capita income for the county was $28,852.

Northern Virginia. When we open the Sonabank branch (for which we have received regulatory approval) in Warrenton, Virginia in the fourth quarter of 2006 our deposit market area will expand into Fauquier, Loudon, and Prince William Counties, all which have experienced rapid population and economic growth in recent years.

Since our commencement of operations, we have had a loan production office in Northern Virginia (Warrenton) with two loan officers, and a loan production office in Fredericksburg. As of June 30, 2006 loans in Fauquier, Loudon, and Prince William counties represented 12.0% of total loans. If we include loans made in Fairfax and Washington D.C. 35.17% of our total loans are made to borrowers located in Northern Virginia.

Our lending presence in Northern Virginia, particularly Fairfax County, will work as a jump off point to an expanded branch presence in this market. We anticipate having three more branches in Fairfax County upon the closing of our merger with 1st Service. Fairfax County is one of the most desirable markets in Northern Virginia, marked by a wealthy and well educated population, and rapid growth.

The 1st Service merger will give Sonabank three branches in Fairfax County, as mentioned above. These three branches are in Fairfax City, McLean and Reston. The demographics of these markets is discussed below.

Fairfax City. Fairfax City is an independent city forming an enclave within the confines of Fairfax County. The median income for a household in the city was $67,642, and the median income for a family was $78,921. Males had a median income of $50,348 versus $38,351 for females. The per capita income for the city was $31,247.

McLean. McLean is home to diplomats, federal government employees and government contractors. Several major companies are headquartered in McLean including Gannett Company, Inc., Federal Home Loan Mortgage Corporation, Capital One Financial Corporation, and NVR, Inc. It is also the headquarters of USA Today and the candymaker Mars, Incorporated.

As of the U.S. census of 2000, there are 38,929 people, 14,374 households and 11,053 families residing in the Census Designated Place.

The median income for a household in the CDP is $121,138, and the median income for a family is $137,610. Males have a median income of $93,065, versus $60,698 for females. The per capita income for the CDP is $63,209.

Reston. Reston is an internationally known “new town” and planned community. It is an unincorporated subdivision and CDP located in western Fairfax County, Virginia, in the Washington, DC metropolitan area. Reston straddles the booming Northern Virginia Technology Corridor and is home to the world headquarters of Sprint Nextel and Sallie Mae, as well as the United States Geological Survey and the National Wildlife Federation.

As of the U.S. census of 2000, there were 56,407 people, 23,320 households, and 14,481 families residing in the community.

The median income for a household in the community was $80,018, and the median income for a family was $94,061. Males had a median income of $70,192 versus $45,885 for females. The per capita income for the community was $42,747.

Clifton Forge. Clifton Forge is located in Alleghany County, which encompasses 452 square miles within the James River Basin. The largest city in Alleghany County is Covington. Other towns include Iron Gate and Clifton Forge.

Clifton Forge and Covington make up a large portion of the population of Alleghany County, with 4,289 and 6,303 residents, respectively. (Allegheny County has a total population of 12,926 residents) The age breakdown of Clifton Forge shows a larger concentration of older residents, with 2,624 residents over the age 35, and only 1,665 residents under the age of 35. The town’s income is in the range of $11,606 – $26,996, with a median income of $21,543. Although this may seem low, the cost of living there is also relatively low, and the town has a low unemployment rate of 4.4%. Nearly 50% of the town’s population is employed by the trade and manufacturing sectors.

Competition

The banking business is highly competitive, and our profitability depends principally on our ability to compete in the market areas in which our banking operations are located. We experience substantial competition in attracting and retaining savings deposits and in lending funds. The primary factors we encounter in competing for savings deposits are convenient office locations and rates offered. Direct competition for savings deposits comes from other commercial bank and thrift institutions, money market mutual funds and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay. The primary factors we encounter in competing for loans include, among others, interest rate and loan origination fees and the range of services offered. Competition for origination of real estate loans normally comes from other commercial banks, thrift institutions, mortgage bankers, mortgage brokers and insurance companies. We have been able to compete effectively with other financial institutions by:

•	emphasizing customer service and technology;

•	by establishing long-term customer relationships and building customer loyalty; and

•	by providing products and services designed to address the specific needs of our customers.

Employees

At June 30, 2006, we had 31 full-time equivalent employees, four of whom were executive officers. Management considers its relations with its employees to be good. Neither we nor Sonabank are a party to any collective bargaining agreement.

Properties

We conduct business from our main branch in Charlottesville, Virginia, at our branch in Clifton Forge, Virginia, and at an administrative office and two loan production offices. We will add a third branch office in the fourth quarter of 2006 in Warrenton, Virginia. All of our leases, except for our lease in Fredericksburg, are for five years or more and the expiration dates range from February 2010 to October 2010, not including any optional renewal periods which may be available. We believe that our banking offices are in good condition and suitable to our needs. We are not aware of any environmental concerns relating to the properties we lease or will acquire in the 1st Service merger. We intend to utilize the three branch offices that we will acquire from 1st Service in the merger. They are located in McLean, Reston and Fairfax, Virginia.

The following table sets forth the date opened or acquired, ownership status and the total deposits, not including brokered deposits, for each of our banking locations:

Location	Date Opened or Acquired	Owned or Leased	Deposits at June 30, 2006
Home Office and Branch:
1770 Timberwood Boulevard	April 2005	Leased	$18.2 million
Charlottesville, Virginia 22911

Branch Office:
511 Main Street	December 2005	Owned	$40.1 million
Clifton Forge, Virginia 24422

Loan Production Offices:
230 Court Square	March 2005	Leased	N/A
Charlottesville, Virginia 22902

2217 Princess Anne Street	April 2005	Leased	N/A
Fredericksburg, Virginia 22401

550 Broadview Avenue	September 2005	Leased	N/A
Warrenton, Virginia 20186

Executive Offices
1002 Wisconsin Avenue, N.W.	April 2005	Leased	N/A
Washington, D.C. 20007

Legal Proceedings

While Sonabank may, from time to time, be a party to various legal proceedings arising in the ordinary course of its business, there are no proceedings pending, or to management’s knowledge, threatened, against SNBV or Sonabank as of the date of this prospectus.

Website Address

Our corporate website address is www.sonabank.com. After consummation of this offering we expect to have direct links to our filings with the SEC including but not limited to our future Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any amendments to these reports. These reports will be accessible soon after we file them with the SEC. Prior to this offering we have not been required to make such filings with the SEC.

THE MERGER

On July 14, 2006, we signed a definitive Agreement and Plan of Merger with 1st Service which sets forth the terms and conditions under which 1st Service will merge with and into Sonabank.

Information About 1st Service

1st Service Bank is a federally-chartered stock savings bank which began operations in December 2000. 1st Service conducts a community banking business from its headquarters in McLean, Virginia, a branch office in Reston, Virginia opened in January 2006 and a branch office in Fairfax, Virginia opened in July 2006. At June 30, 2006, 1st Service had $124.4 million of assets, $116.8 million of liabilities, including $101.5 million of deposits, and $7.6 million of stockholders’ equity. The executive offices of 1st Service are located at 6830 Old Dominion Drive, McLean, Virginia 22101, and its telephone number is (703) 893-7400.

The Merger Consideration

Subject to the terms and conditions of the merger agreement, upon completion of the merger, each outstanding share of 1st Service common stock (other than any dissenting shares) will automatically be converted into and cancelled in exchange for the right to receive (i) .76092 of a share of SNBV common stock and (ii) $5.26 in cash. We will not issue certificates or scrip for fractional shares of our common stock in the merger. Instead, each holder of 1st Service common stock who otherwise would have been entitled to a fraction of a share of our common stock will receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of 1st Service common stock owned by such holder at the effective time of the merger) by $12.50, the assumed value of a share of our common stock for purposes of the merger agreement.

At the effective time of the merger, each outstanding 1st Service stock option, whether or not vested or exercisable, will be terminated and the holder thereof shall be entitled to receive from SNBV within five business days of such time the following:

•	the number of shares of our common stock (rounded down to the nearest whole share) determined by dividing (x) the product of the option spread amount (as defined below) and ..65, by (y) 12.50; and

•	an amount of cash equal to the sum of (x) the product of the option spread amount and .35 and (y) the cash value of any fractional share interest resulting from the calculation set forth in the preceding bullet point, determined in the manner set forth in the merger agreement, less applicable tax withholding.

For purposes of the merger agreement the term “option spread amount” means, with respect to a 1st Service stock option, the amount determined by multiplying (i) the excess, if any, of $14.77 (the value of the merger consideration, based on a $12.50 negotiated value of a share of SNBV common stock) over the applicable per share exercise price of that option, by (ii) the number of shares of 1st Service common stock that the holder could have purchased (assuming full vesting of that option) had that holder exercised that option immediately before the effective time of the merger.

Based on the number of shares of 1st Service common stock and stock options outstanding on the date hereof, SNBV would issue an aggregate of 676,000 shares and pay an aggregate of $4.7 million in connection with the merger.

Tax Consequences

Based on the opinion of our counsel, we expect that, for United States federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and consequently no gain or loss will be recognized by SNBV or 1st Service as a result of the merger.

Tax matters are complicated, and the tax consequences of the merger to 1st Service shareholders will depend upon the facts of their particular situations. In addition, 1st Service shareholders may be subject to state, local or foreign tax laws that are not discussed in this prospectus. Accordingly, 1st Service shareholders will be urged to consult their own tax advisors for a full understanding of the tax consequences to them of the merger.

1st Service Management Interests

The executive officers and directors of 1st Service have interests in the merger that are somewhat different from the interests of the other shareholders. These interests include the following.

Employment Agreements. Under the existing employment agreements between 1st Service and each of Ernest L. Tressler, President and Chief Executive Officer, and Gregory A. Murray, Executive Vice President and Chief Financial Officer, it is anticipated that upon completion of the merger Messrs. Tressler and Murray would be entitled to receive from Sonabank a cash amount equal to $513,945 and $312,268, respectively, plus continued medical, dental, disability and life insurance benefits until the earlier of (i) 24 months following termination of employment and (ii) the date the executive commences employment with another employer which provides substantially comparable benefits. In accordance with a provision contained in each employment agreement, however, these benefits would be cut back by the minimum amount necessary to ensure that there are not adverse tax consequences to 1st Service and the executives under Section 280G of the Internal Revenue Code. This would result in a cut back of approximately $158,070 in the case of Mr. Tressler, assuming the merger is completed in 2006. The 1st Service shareholders will be asked to approve a proposal at the special meeting of shareholders at which the merger will be considered regarding the payment or provision to Mr. Tressler of all change-in-control severance benefits that would otherwise be cut back by Section 6(j) of the employment agreement between 1st Service and Mr. Tressler so that such benefits will be exempt from the operation of Section 280G and without adverse tax consequences to 1st Service or him under Section 280G.

Stock Options. As of the date of this document, the directors and executive officers of 1st Service held vested options to acquire an aggregate of 61,750 shares of 1st Service common stock at a price of $10.00 per share under the 1st Service stock option plan, including options to purchase 12,000 and 8,000 shares held by Messrs. Tressler and Murray, respectively.

Stay Bonuses. The merger agreement permits the president and chief executive officer of 1st Service to pay up to an aggregate of $60,000 of bonuses to key employees who either are not offered a job with SNBV or Sonabank, or who are offered such a job and decline, to incent them to remain in the employ of 1st Service until completion of the merger, or as otherwise authorized by the merger agreement.

Indemnification and Insurance. SNBV has agreed to indemnify existing and past directors, officers and employers of 1st Service for acts and omissions prior to the merger and to purchase liability insurance for 1st Service’s directors and officers covering the same for a three-year period following the merger, subject to the terms of the merger agreement.

1st Service Stockholder Votes

Based on 1st Service’s reasons for the merger, including the opinion of Milestone Advisors referred to above, the 1st Service board of directors believes that the merger is fair to 1st Service shareholders and in the best interests of 1st Service and unanimously recommended that 1st Service shareholders vote to approve the merger agreement at the special meeting of stockholders to be held for that purpose in the fourth quarter of 2006. SNBV and 1st Service intend to prepare a prospectus/proxy statement to be filed with the SEC on a registration statement Form S-4 prior to the special meeting. The prospectus/proxy statement will describe the terms and conditions of the merger agreement in detail. The board of directors of 1st Service also will recommend that its shareholders vote to approve the Section 280G proposal described below and to be described in the prospectus/proxy statement to be distributed to each 1st Service stockholder.

The affirmative vote of the holders of two thirds of the outstanding shares of 1st Service common stock, voting in person or by proxy, is necessary to approve the merger agreement on behalf of 1st Service. In addition to this required vote, in the event that the board of directors of 1st Service changes its recommendation that 1st Service shareholders vote to approve the merger agreement or takes certain other actions, the merger agreement also will have to be approved by the holders of a majority of the outstanding shares of 1st Service common stock not held by persons who are a party to a shareholder agreement who vote, in person or by proxy, at the 1st Service special meeting.

Section 280G of the Internal Revenue Code and its regulations require that the affirmative vote of the holders of more than 75% of the outstanding shares of 1st Service common stock (excluding any shares actually or constructively owned by Mr. Tressler, which will not be counted as outstanding and may not be voted for this purpose) is necessary to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back pursuant to Section 6(j) of the employment agreement between 1st Service and Ernest L. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code. The approval of this proposal is not a condition to the completion of the merger and will not change the merger consideration which a 1st Service shareholder will be eligible to receive upon completion of the merger.

Each director of 1st Service has entered into a shareholder agreement with SNBV in which he has agreed to vote all of his shares of 1st Service common stock to approve the merger agreement, thus ensuring approval of this proposal by shareholders at the special meeting. Under his respective shareholder agreement with SNBV, each director of 1st Service, other than Mr. Tressler, also has agreed to vote to approve the payment or provision of all change-in-control severance benefits that otherwise would be cut back under Section 6(j) of the employment agreement between 1st Service and Mr. Tressler so that such benefits will be exempt from the operation of Section 280G of the Internal Revenue Code. The directors of 1st Service beneficially own 619,900 shares or 71.4% of the outstanding 1st Service common stock in the aggregate (614,900 shares or 70.8% excluding Mr. Tressler).

Stockholders of SNBV are not required to vote on the merger agreement.

Conditions to Each Party’s Obligations

The obligations of SNBV and 1st Service to consummate the transactions contemplated by the merger agreement are subject to the satisfaction at or before the completion of the merger of the following conditions:

•	receipt of the required vote, and if applicable the supplemental required vote, of the shareholders of 1st Service of the merger agreement;

•	the receipt and continued effectiveness of all regulatory approvals required to consummate the merger and the other transactions contemplated by the merger agreement and the expiration of all applicable statutory waiting periods;

•	the registration statement on Form S-4, which will include the proxy statement/prospectus, is effective under the Securities Act of 1933, as amended;

•	the absence of any injunction or other legal prohibition against the merger or the other transactions contemplated by the merger agreement; and

•	the receipt of an opinion of counsel that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Conditions to SNBV’s and Sonabank’s Obligations

The obligations of SNBV and Sonabank to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or waiver at or before the completion of the merger of the following conditions:

•	the representations and warranties of 1st Service are true and correct as of the date of the Merger Agreement and as of the closing date for the merger (except that certain representations and warranties will be read without materiality or material adverse effect qualifications), other than, in most cases, those failures to be true and correct that would not result or reasonably be expected to result, individually or in the aggregate, in a material adverse effect on 1st Service;

•	performance in all material respects by 1st Service of the obligations required to be performed by it at or prior to the closing date for the merger;

•	there is no noncustomary legal or regulatory restriction or condition applicable to the merger that would be reasonably likely to have a material adverse effect on the business or operations of SNBV following completion of the merger;

•	SNBV’s receipt of a certificate of certain officers of 1st Service as to the number of shares of 1st Service common stock and 1st Service stock options outstanding on the closing date for the merger; and

•	dissenting shares shall not represent 10% or more of the outstanding 1st Service common stock.

Conditions to 1st Service’s Obligations

The obligation of 1st Service to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver at or before the completion of the merger of the following conditions:

•	the representations and warranties of SNBV are true and correct as of the date of the merger agreement and as of the closing date for the merger (except that certain representations and warranties will be read without materiality or material adverse effect qualifications), other than, in most cases, those failures to be true and correct that would not result or reasonably be expected to result, individually or in the aggregate, in a material adverse effect on SNBV; and

•	performance in all material respects by SNBV of the obligations required to be performed by it at or prior to the closing date for the merger.

Unless prohibited by law, either SNBV or 1st Service could elect to waive a condition that has not been satisfied and complete the merger. Although SNBV and 1st Service anticipate completing the merger by the end of 2006, we cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible, or that the merger will be completed during this period or at all.

Required Regulatory Approvals

The merger is subject to the prior approval of, or notice to, certain regulatory authorities, including the Federal Reserve Board, the Office of the Comptroller of the Currency of the United States and the Office of Thrift Supervision. The U.S. Department of Justice had an opportunity to comment during the approval process of the OCC. SNBV and 1st Service have received all necessary regulatory approvals.

Termination

SNBV and 1st Service can mutually agree at any time to terminate the merger agreement before completing the merger, even if shareholders of 1st Service have already voted to approve it. Either party generally also can terminate the merger agreement if:

•	any governmental entity which must grant a required regulatory approval has denied approval of the merger or the other transactions contemplated by the merger agreement;

•	the merger has not been completed on or before April 30, 2007;

•	there is a breach by the other party to the merger agreement of its representations and warranties or obligations under the merger agreement which would prevent satisfaction of a closing condition and the breach is not reasonably capable of being cured or is not cured prior to 30 days after receipt of written notice of the breach; or

•	the shareholders of 1st Service fail to approve the merger agreement at the 1st Service shareholders meeting;

In addition, SNBV may terminate the merger agreement at any time prior to the 1st Service special meeting if the board of directors of 1st Service does not recommend approval of the merger agreement or changes its recommendation with respect to the merger agreement or does not call and hold a special meeting of 1st Service shareholders to vote on approval of the merger agreement.

If the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation with respect to the merger agreement by 1st Service’s board of directors, and 1st Service subsequently enters into an acquisition agreement with another party during the ensuing 15 months, 1st Service will be required to pay us a termination fee of $585,000. The termination fee could discourage other companies from seeking to acquire or merge with 1st Service.

No Solicitation

1st Service has agreed that, while the merger is pending, it will not initiate or, subject to some limited exceptions, engage in discussions with any third party other than us regarding extraordinary transactions such as a merger, business combination or sale of a material amount of assets or capital stock.

Accounting Treatment

We will use the purchase method of accounting to account for the merger. Under this method, the total purchase price will be allocated to the assets acquired and liabilities assumed, based on their fair values. To the extent that this purchase price exceeds the fair value of the net tangible assets acquired at the effective time of the merger, we will allocate the excess purchase price to intangible assets, including goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” the goodwill resulting from the merger will not be amortized to expense; however, core deposit and other intangibles with definite useful lives recorded by us in connection with the merger will be amortized to expense.

Dissenter’s Rights

Section 552.14 of the OTS Regulations for Federal Savings Associations (12 C.F.R. Section 552.14) provides that, if the merger is consummated, dissenting shareholders who comply with specified requirements shall have the right to receive payment of the fair or appraised value of their shares of 1st Service common stock (exclusive of any element of value arising from the completion or expectation of the merger).

Risk Factors

There are a number of risk factors relating to the merger. See, for example, “Risk Factors—If we are unable to integrate 1st Service or the branches or banks we acquire in the future with our existing operations, our business and earnings may be negatively affected;” and “- Our pending acquisition of 1st Service is an important part of our growth strategy. If we do not complete this acquisition, that could result in a significant delay in the implementation of our strategy and could significantly slow our growth.”

MANAGEMENT

Directors and Executive Officers

The same directors serve on the board of directors of both SNBV and Sonabank. Directors of SNBV have staggered terms consisting of three groups of directors, and, at each annual meeting, members of one of the groups, on a rotating basis, are elected for a three-year term. Directors of Sonabank are elected annually.

The following table sets forth the name, age, primary occupation, business experience and term for our directors as of June 30, 2006. Except for Mr. Forch and Ms. Shield, each of our directors have held the position indicated with SNBV and Sonabank since inception at April 14, 2005.

Name (Age)	Term Ending	Position with SNBV and Sonabank and Business Experience
Georgia S. Derrico (61)	2009	Chairman of the Board and Chief Executive Officer of SNBV and the Bank. Prior to co-founding SNBV in July 2004, she was the Chairman of the Board and Chief Executive Officer of Southern Financial Bancorp, Inc. from 1986 until April 2004. Southern Financial Bancorp, Inc. was the Nasdaq National Market System-listed bank holding company for the $1.5 billion (assets) Southern Financial Bank, Warrenton, Virginia, which was acquired by Provident Bankshares, Inc. in April 2004. She founded Southern Financial Bank in 1986. Prior to that, she served as Senior Vice President, Chief Administrative and Credit Officer of the Multinational Division of Chemical Bank in New York City. She also served at Chemical Bank as the Vice President and District Head of the Mid-Atlantic region of the United States for the Corporate Banking Division. From 1993 to 2004, Ms. Derrico was a director of Oneida, Ltd. She is the wife of Mr. R. Roderick Porter.

R. Roderick Porter (61)	2007	President of SNBV and the Bank. Prior to co-founding SNBV in July 2004, he was the President and Chief Operating Officer of Southern Financial Bancorp, Inc. from April 1998 until April 2004. From 1994 to 1998, he was President of FX Concepts, Ltd., an international money management firm located in New York City. Prior to that, he served as a Principal of Morgan Stanley. Mr. Porter spent 15 years at Chemical Bank, including as a Senior Vice President in Chemical Bank’s treasury department where he was responsible for asset/liability management, the U.S. government and municipal securities portfolio, all U.S. dollar-denominated funding for the bank and the holding company, money market trading and the discount brokerage operation. Prior experience at Chemical Bank included tours as Vice President and General Manager for northern Europe, based in London, and for Chemical Japan, based in Tokyo. Mr. Porter is the husband of Ms. Georgia S. Derrico.

Neil J. Call (73)	2009	Director of SNBV and the Bank. Mr. Call, now retired, was an Executive Vice President of MacKenzie Partners, Inc., a New York City financial consulting company, since 1990. Mr. Call was formerly executive Vice President and co-founder of the Proxy/M&A Group at Dewe Rogerson, Inc., the predecessor firm to MacKenzie Partners. Mr. Call was a director of Southern Financial Bancorp, Inc. and Southern Financial Bank from 1986 until April 2004 and was chairman of that board’s Audit Committee. From 1986 to 1989 he

Name (Age)	Term Ending	Position with SNBV and Sonabank and Business Experience
		served as Executive Vice President of D.F. King and Co. Prior to that he was with Gulf + Western Industries (now Paramount Communications), most recently as Executive Vice President/Finance, and previously as Director of Corporate Communications and Investor Relations. He also spent six years with Ford Motor Company’s Finance Division. Mr. Call is a Certified Public Accountant in the State of Michigan.

Charles A. Kabbash (69)	2009	Director of SNBV and the Bank. Mr. Kabbash has been the owner of 414 Associates, a real estate investment company, operating primarily in the Charlottesville, Virginia, area, since 1984. He also manages Summit Realty, a commercial realty firm, and Summit Business Brokerage, which negotiates the purchase or sale of businesses. Both of these firms also operate primarily in the Charlottesville area. Mr. Kabbash is heavily involved in the business and civic community in Charlottesville, serving as a board member and board vice-chairman of the North Downtown Property Association.

Michael A. Gaffney (52)	2008	Director of SNBV and the Bank. Mr. Gaffney has been President of Gaffney Homes, LLC, a home builder located in the Charlottesville, Virginia area, for 18 years. Mr. Gaffney also develops and builds multi-family and commercial office space, and has earned a number of regional and national home building awards. Mr. Gaffney currently serves as the Chairman of the Board for the Rivanna Water and Sewer Authority and the Rivanna Solid Waste Authority, on the Board of Directors of M-CAM, Inc., an intellectual property management company based in Charlottesville. He is a Past-Chairman for the Charlottesville Regional Chamber of Commerce, which represents over 1,400 businesses in Charlottesville and the surrounding five counties.

Robin R. Shield (43)	2007	Director of SNBV and the Bank. She is currently a private investor. In addition, for the past eight years, Ms. Shield has been the Managing and General Partner of Clear View LLP, a real estate development and investment partnership and Chairman of Norwich Partners, LLC, a hotel development company, both in Norwich, Vermont. She is currently a member of the Board of Directors of the Vermont Institute of National Science and a non-voting board member of the Robins Foundation.

John J. Forch (56)	2008	Director of SNBV and the Bank. Since January, 2002, he has been the Managing Partner of Forch & Associates, LLC, a tax and financial services firm providing strategic and transactional financial and tax advice in Northern Virginia. Prior thereto, Mr. Forch retired as a Managing Partner of PricewaterhouseCoopers LLC, where he spent 14 years in various senior management and client service partner positions. Mr. Forch is a Certified Public Accountant in the Commonwealth of Virginia and the state of Florida.

Executive Officers Who Are Not Also Directors

Name (Age)	Position with SNBV and Sonabank
William H. Lagos (55)	Senior Vice President and Chief Financial Officer of SNBV and the Bank. From September 1986 until April 2004, Senior Vice President and Controller of Southern Financial Bank, the operating subsidiary of Southern Financial Bancorp, Inc., which was acquired by Provident Bankshares, Inc. in April 2004. Mr. Lagos participated in SNBV’s organization commencing in November 2004.

William Stevens (62)	Executive Vice President-Lending of SNBV and the Bank. From 1999 until April 2004, Executive Vice President of Credit Administration for Southern Financial Bank, the operating subsidiary of Southern Financial Bancorp, Inc., which was acquired by Provident Bankshares, Inc. in April 2004. He resigned as a Senior Vice President of Credit Administration from Provident Bankshares, Inc. in April 2005 when he joined Sonabank.

Corporate Governance

There are currently seven members of SNBV’s Board of Directors: Georgia S. Derrico, R. Roderick Porter, Michael A. Gaffney, Charles A. Kabbash, Neil J. Call, Robin R. Shield and John J. Forch. Except for Ms. Shield and Mr. Forch, who joined the Board in July, 2005, each person has been a member of the Board since SNBV’s organization in July, 2004 and are the organizers of the Bank. Each member of the Board serves for a three year term unless that director resigns or is removed. One of the three classes of directors is elected annually. Our directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with the chairman and chief executive officer and other officers. We have no mandatory retirement age for directors and none of our directors has indicated an intention to retire or otherwise not stand for election in the future.

The Board met 11 times during fiscal 2005. Each director attended at least 73% of all of the meetings of the Board on which he or she served, and average attendance of Board meetings was 93%. Each director is expected to dedicate sufficient time, energy and attention to company matters to ensure the diligent performance of his or her duties, including by attending annual and special meetings of the stockholders of SNBV, the Board and Committees of which he or she is a member.

Chairman of the Board. Georgia S. Derrico has served as the Chairman of the Board and Chief Executive Officer of SNBV since January 2005 and of the Bank since it commenced operations in April 2005.

The Chairman of the Board organizes the work of the Board and ensures that the Board has access to sufficient information to enable the Board to carry out its functions, including monitoring SNBV’s and the Bank’s performance and the performance of management. In carrying out this role, the Chairman, among other things: (a) presides over all meetings of the Board of Directors and shareholders; (b) establishes the annual agenda of the Board and agendas of each meeting in consultation with the President of SNBV, R. Roderick Porter; (c) oversees the distribution of information to Directors; (d) advises with respect to the work of each Committee and reviews (with the Nominating Committee) changes in Board membership and the membership and chair of each Committee; (e) coordinates periodic review of management’s strategic plan for SNBV and the Bank; and, (f) coordinates the annual performance review of the key senior managers.

Committees of the Board

General. The Company has no operations other than holding 100% of the common stock of Sonabank. Accordingly, all operational matters are handled at the Bank level. All directors of SNBV are also members of the Board of Directors of Sonabank.

SNBV’s and the Bank’s Boards of Directors have four identical committees with identical membership: Audit, Asset-Liability Management and Compensation. Information regarding these committees is provided below.

Audit Committee. The members of the Audit Committee are: Neil J. Call (Chairman), John J. Forch and Michael A. Gaffney, all of whom we believe are “independent directors” as defined under The Nasdaq Capital Market listing standards. Our Board believes that all of the Audit Committee members have the financial knowledge, business experience and independent judgment necessary for service on the Audit Committee. The Board has further determined that Mr. Call, the Chairman of the Audit Committee, is the Board’s independent “audit committee financial expert” as that term is defined in SEC regulations, and has the financial literacy and accounting or financial qualifications and experience to provide effective oversight of the Audit Committee.

As set forth in the Audit Committee’s charter the functions of the Audit Committee are to assist the Board in its oversight of:

•	the integrity of the Bank’s financial statements;

•	the adequacy of the Bank’s system of internal controls;

•	the Bank’s compliance with regulatory requirements;

•	the qualifications and independence of the Bank’s independent registered public accountants; and

•	the performance of the Bank’s independent registered public accountants and of the Bank’s internal audit function.

In carrying out these responsibilities, the Audit Committee, among other things:

•	monitors the preparation of quarterly and annual financial reports by the Bank’s management;

•	supervises the relationship between the Bank and its independent registered public accountants, including: having direct responsibility for their appointment, compensation and retention; reviewing the scope of their audit services; approving audit and non-audit services; and confirming the independence of the independent registered public accountants; and

•	oversees management’s implementation and maintenance of effective systems of internal and disclosure controls, including review of the Bank’s policies relating to legal and regulatory compliance, ethics and conflicts of interests and review of the Bank’s internal auditing program.

The Audit Committee met once during fiscal 2005 and meets quarterly. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee’s meetings include, whenever appropriate, executive sessions with the Bank’s independent registered public accountants and with the Bank’s internal auditors, in each case without the presence of the Bank’s management.

As part of its oversight of the Bank’s financial statements, the Committee reviews and discusses with both management and the Bank’s independent registered public accountants all annual and quarterly financial statements prior to their issuance. During fiscal 2005, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Committee. These reviews included discussion with the independent registered public accountants of matters required to be discussed under Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Committee also discussed with BDO Seidman, LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures.

Nominating Committee. The members of the Nominating Committee are: Charles A. Kabbash, Chairman, Neil J. Call, Georgia S. Derrico and R. Roderick Porter. The Nominating Committee is responsible for recommending nominees for SNBV’s and the Bank’s Boards of Directors. In regard to the latter, the Committee assists the Bank’s Board in developing criteria for open Board positions, reviews background information on potential candidates and makes recommendations to the Board regarding such candidates. The Committee did not meet during fiscal 2005 because banking operations began in April 2005, but did meet once in 2006 to recommend to SNBV’s Board of Directors the nominees for the 2006 Annual Meeting of Stockholders. The nominees were approved by a majority vote of the independent directors. Except for Ms. Derrico and Mr. Porter, the members of the Nominating Committee are deemed by the Bank’s Board to be independent. Both Ms. Derrico and Mr. Porter recuse themselves from the discussion and voting on matters relating to themselves that are relevant to the Committee’s function and purpose.

Compensation Committee. The members of the Compensation Committee are: Charles A. Kabbash (Chairman), Neil J. Call and Georgia S. Derrico. The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of the Bank’s senior management (management is not compensated for their service to SNBV), evaluating the performance of senior management and, either as a committee or together with the other independent members of the Board, determining and approving the compensation level for the Chief Executive Officer (with Ms. Derrico recusing herself from such deliberations and voting), and making recommendations regarding compensation of other executive officers and certain compensation plans to the Board (with Ms. Derrico recusing herself from deliberations and voting on matters relating to herself, Mr. R. Roderick Porter and Mr. R. Devon Porter). In 2005, the Compensation Committee met one time. Except for Ms. Derrico, all of the members of the Committee are deemed by the Bank’s Board to be independent.

Asset-Liability Management Committee: The members of Asset-Liability Management Committee are: R. Roderick Porter (Chairman), Charles A. Kabbash and Robin R. Shield. The Asset-Liability Management Committee ensures that the Bank’s investment policies and procedures are adequate and that the Bank’s investments in securities are consistent with the guidelines established in the Bank’s policies and comply with applicable laws and regulations. The Committee evaluates the performance of the securities portfolio to ensure that the Bank’s objectives with respect to diversification, liquidity, and quality are met. While management is responsible for purchase decisions with respect to investment securities, the Asset-Liability Management Committee is responsible for reviewing and ratifying management’s investment transactions. The Asset-Liability Management Committee is also responsible for reviewing the entire balance sheet to ensure that products and funding sources meet with the Board’s policies relating to asset-liability and interest rate risk management. The Asset-Liability Management Committee met once in 2005 and will meet quarterly thereafter.

Code of Ethics. We have adopted a code of ethics that applies to all of our directors, officers and employees. We believe the code of ethics is reasonably designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of conflicts of interest, full, fair and accurate disclosure in filings and other public communications made by us, compliance with applicable laws, prompt internal reporting of violations of the code of ethics, and accountability for adherence to the code. We will post a copy of the code of ethics on the SNBV page of the Sonabank website and will inform our stockholders in our next annual report how to locate such code on the Internet.

Director Independence

The Bank’s Board of Directors undertook a review of director independence in December 2005. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and SNBV and its subsidiaries and affiliates, including those reported under “Certain Relationships and Related Party Transactions,” below. The Board also considered whether there were any transactions or relationships between directors or any member of their immediate family (or any entity of which a Director or an immediate family member is an executive officer, general partner or significant equity holder) and members of SNBV’s senior management or their affiliates. The purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined that all of the directors nominated for election at the 2006 Annual Meeting were independent of SNBV and its management, with the exception of Georgia S. Derrico and R. Roderick Porter. Both Ms. Derrico and Mr. Porter are considered to be “inside” directors because of their employment as senior executives of SNBV. Ms. Derrico and Mr. Porter are husband and wife, and their adult son, R. Devon Porter, is the Secretary of SNBV and is also employed by the Bank as the Bank’s Secretary and as a Senior Vice President.

The Audit Committee reviews and votes on all transactions between SNBV and any director or officer that would be required to be disclosed under applicable SEC rules or regulations.

Board Compensation

Director fees were not paid in 2004 or 2005 and will not be paid until the Bank has achieved sustainable profitability. At such time, it is contemplated that non-employee directors will receive a fee of $500.00 for each Board meeting attended and $250.00 for each Committee meeting attended, plus their travel, food and lodging expenses. Non-employee directors who attend either Board or Committee meetings by conference telephone will receive one-half of the fee for such meeting. Directors who are also employees of SNBV will receive no additional compensation for their service as a director.

Certain Relationships and Related Party Transactions

Some of the directors and executive officers of SNBV and the Bank and their associates are customers of the Bank. The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with its directors, executive officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with non-affiliated third parties. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features. The balance of loans to associates of the directors totaled $584,115.00 at December 31, 2005, or 1.8% of SNBV’s equity capital at that date.

Ms. Derrico, Chairman of the Board and Chief Executive Officer, is married to Mr. Porter, President. Their son, R. Devon Porter, is the Secretary of SNBV and the Bank and a Senior Vice President of the Bank. All directors and executive officers of SNBV are covered by the indemnification provisions in SNBV’s Articles of Incorporation and by SNBV’s directors’ and officers’ liability insurance coverage.

None of our independent directors is now, or was during the last fiscal year, an officer or employee of Sonabank. During 2005, none of our executive officers served as a director or member of the compensation committee (or group performing equivalent functions) of any other entity for which any of our independent directors served as an executive officer. Ms. Derrico is a member of our Compensation Committee and recuses herself from the discussion and voting on compensation matters relating to herself, Mr. Porter or their son, R. Devon Porter, SNBV’s Secretary and the Bank’s Senior Vice President-Marketing.

Executive Compensation

SNBV paid the salaries of the named executive officers in the table below until the date the Bank obtained its charter on April 14, 2005. Thereafter, SNBV ceased to pay these individuals any salary, bonus or other form of compensation other than options to purchase shares of SNBV’s common stock as described in the section entitled “- Stock Options,” below. The executive officers of SNBV currently hold the same executive officer positions with the Bank. Commencing April 14, 2005, all executive compensation is paid by the Bank for services performed by executives of the Bank. Accordingly, the following discussion of executive compensation relates to the compensation by the Company and the Bank, for the period described above, to executives of the Bank.

Summary Compensation Table

The table below provides information concerning total compensation earned or paid to the Chief Executive Officer and the three other executive officers of SNBV and the Bank who served in such capacities as of January 1, 2005 with respect to SNBV and from April 14, 2005 with respect to the Bank (the named executive officers) for services rendered to the Bank during 2005.

Name and Principal Occupation in 2005	Year(1)	Salary(2)		Cash Bonus(2)	No. of Stock Options	Other Annual Compensation(2)	All Other Compensation(2)(3)(4)
Georgia S. Derrico, Chairman of the Board and Chief Executive Officer	2005	$120,000.00	(4)	$—	27,500	$—	$—

R. Roderick Porter, Vice Chairman of the Board, President and Chief Operating Officer	2005	$98,384.00	(4)	$—	27,500	$—	$4,800

William H. Lagos, Senior Vice President	2005	$101,485.00		$—	13,000	$—	$4,800

William H. Stevens, Executive Vice President	2005	$125,124.00		$—	15,000	$—	$4,800

(1)	SNBV was incorporated in July 2004. The Bank obtained its national bank charter and commenced business operations on April 14, 2005. Prior thereto, SNBV’s only activity was the organization of the Bank. No compensation was paid to the named executive officers in 2004.
(2)	All salary and other compensation, except for stock options, are paid by the Bank.
(3)	The Bank also provides to each such named executive officer, except Ms. Derrico, other personal benefits which did not, in 2005, exceed the lesser of $50,000.00 or 10% of each such person’s total salary and bonus for such year.
(4)	Does not include $24,000.00 paid in 2005 to Mr. Porter and Ms. Derrico for organizational consulting services performed in 2004.

Change in Control Agreements

None of the named executive officers have employment agreements. In September 2006, SNBV and Sonabank entered into change in control agreements with Ms. Derrico and Mr. Porter. These agreements provide such officers certain lump sum cash payments in the event the officer’s employment is terminated without cause at any time or if such employment is terminated by the executive for “good reason” and the officer signs the form of mutual general release.

For purposes of the agreements, “cause” is defined as

•	the officer’s commission of a willful act (including, without limitation, a dishonest or fraudulent act which dishonest or fraudulent act results in personal gain to the officer) or a grossly negligent act, or the willful or grossly negligent omission to act by officer, which causes material financial or reputational harm to SNBV or an affiliate of SNBV;

•	the officer’s conviction of, or plea of nolo contendere to, any felony involving dishonesty or fraud or that causes significant material financial or reputational injury to SNBV or an affiliate; or

•

the officer’s willful neglect of, or continued failure to substantially perform, in any material respect, his or her duties (as assigned to the officer from time to time) or obligations including a material violation of SNBV’s or an affiliate’s policy or procedures) to SNBV or an affiliate other than any such failure resulting from the officer’s incapacity due to physical or mental illness. An act or omission is “willful”

if it was knowingly done, or knowingly omitted to be done, by the officer not in good faith and without reasonable belief that the act or omission was in the best interests of SNBV or an affiliate. Any act, or failure to act, based upon authority given by a resolution duly adopted by the Board or based upon the advice of counsel for SNBV or an affiliate shall be conclusively presumed to be done, or omitted to be done, in good faith and in the best interests of SNBV or an affiliate, as applicable. The Board of Directors of SNBV (the officer and any of his or her immediate family members recusing themselves from discussions, deliberations and voting) has the discretion, in other circumstances to determine in good faith, from all the facts and circumstances reasonably available to it, whether the officer’s act or omission was “willful.”

Under the change in control agreements, “good reason” is defined as

•	the assignment to the officer of duties materially inconsistent with the officer’s then-current level of authority or responsibilities, or any other action by SNBV or an affiliate that results in a material diminution in the officer’s position, compensation, authority, duties or responsibilities;

•	a breach by SNBV or an affiliate of any material term or covenant of any agreement with the officer;

•	a requirement that the officer be based at any office or location that is more than twenty-five (25) miles from the officer’s principal office location immediately preceding a change in control; or

•	a failure by any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of SNBV or the affiliate employing the officer to assume expressly and agree to perform the severance agreement in the same manner and to the same extent that SNBV or any affiliate would be required to perform it if no such succession had taken place.

A “Change in Control” is defined generally to mean: a change in the ownership of SNBV or Sonabank, a change in the effective control of SNBV or Sonabank or a change in the ownership of a substantial portion of the assets of SNBV or Sonabank as provided under Section 409A of the Internal Revenue Code of 1986, as amended from time to time (the Code), and any Internal Revenue Service guidance, including Notice 2005-1, and regulations issued in connection with Section 409A of the Code. In no event, however, will a Change in Control be deemed to have occurred as a result of any acquisition of securities or assets of SNBV, Sonabank, or a subsidiary of either of them, by SNBV, Sonabank, or any subsidiary of either of them, or by any employee benefit plan maintained by any of them.

The cash payments will be made in a lump sum and be a multiple (three times for Ms. Derrico and two times for Mr. Porter) of the sum of the named executive officer’s annual base salary and his or her targeted bonus, plus the continuation of health insurance for a period ending on the earlier of (x) the date of receipt of comparable benefits from a new employer or (y) 24 months. SNBV and Sonabank have also agreed to pay all taxes and penalties (including the excise tax that may be levied on “excess parachute payments” under Section 4999 of the Internal Revenue Code of 1986, as amended (the IRC), plus all taxes on such payments (known as a “gross-up payment”). In addition, if the provision of any of the benefits under these agreements would trigger the 20% excise tax and interest penalties under Section 409A of the Code, then such benefits will not be provided, and in lieu, thereof, SNBV or Sonabank will pay the named executive officer, in a lump sum, a cash amount equal to the cost of providing such benefit. The officers will also be entitled to the indemnity provided by SNBV’s amended Articles of Incorporation and amended and restated bylaws and to any directors and officers liability insurance to the same extent, upon a change in control, as other of SNBV’s or affiliate’s directors and officers are covered.

In consideration of these cash payments, the officers have agreed:

•	to maintain the confidentiality of SNBV’s and Sonabank’s trade secrets;

•	not compete with SNBV and Sonabank for the longer of 12 months after termination of employment or the period during which payments under the severance agreement are being made (the Restricted Period);

•	not to solicit SNBV’s or Sonabank’s employees during the Restricted Period;

•	not to solicit SNBV’s or Sonabank’s customers during the Restricted Period; and

•	to sign a mutual general release, releasing SNBV and Sonabank of all potential claims relating to the officer’s employment and covenanting not to sue SNBV or Sonabank on any such claims.

The multiples for the cash payment is: three times for Ms. Derrico and two times for Mr. Porter. Assuming Ms. Derrico’s and Mr. Porter’s change in control agreements had been in effect as of June 30, 2006 (which they were not) and assuming that the conditions for a payment under the change in control agreements had been met as of June 30, 2006, Ms. Derrico and Mr. Porter would have been entitled to receive from SNBV a lump sum cash payment equal to $540,000 and $280,000, respectively. In addition, Mr. Porter would have been entitled to receive continued health insurance benefits with an estimated present value of approximately $23,800. (Ms. Derrico does not currently participate in the health plan but is covered under Mr. Porter’s plan). Because the above payments would constitute parachute payments under Section 280G of the Code, Ms. Derrico and Mr. Porter would also be entitled to receive estimated gross-up payments of approximately $236,800 and $119,700, respectively. No funds have been set aside or accrued to provide for the cash payments described in the agreements. Moreover, the Company has no present plans to engage in any transaction that could trigger the payment provisions of these agreements. All such payments are subject to any prohibitions, limitations and restrictions that may be applicable under the Federal Deposit Insurance Act and the regulations of the FDIC.

Stock Options

SNBV has adopted the 2004 Stock Option Plan (the Option Plan) under which options to purchase common stock of SNBV may be granted from time to time to directors, officers and employees of SNBV, Sonabank and any subsidiary corporation. The purpose of the Option Plan is to aid SNBV and the Bank in attracting capable directors, officers and employees and to provide a long range incentive for such persons to remain in the management of SNBV and Sonabank and to perform at increasing levels of effectiveness with an opportunity to acquire a proprietary interest in SNBV to promote its success. The Option Plan provides for the grants of both incentive stock options which qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. The Option Plan is administered by the Compensation Committee of the Board of Directors of SNBV (the Committee), which consists of three independent members of the Board of Directors and Ms. Derrico. Ms. Derrico recuses herself from Committee discussions and voting on stock option grants to herself, Mr. R. Roderick Porter and Mr. R. Devon Porter.

The Option Plan by its terms will expire in 2014, ten years from the date on which the Option Plan was approved by the Board of Directors of SNBV. The duration of options granted under the Option Plan are determined by the Committee on a case-by-case basis, but may not be longer than 10 years from the date an option is granted. In the event an incentive stock option is granted to a ten percent shareholder of SNBV, the expiration date of such option may not be later than five years after the date such option is granted.

Options will become vested and exercisable at the rate determined by the Committee at the time of grant; provided, however, that options granted will generally vest in approximately equal percentages each year over a period no shorter than three years. However, all options granted under the Option Plan were fully vested as of December 31, 2005. Unless otherwise determined by the Committee, all options will become immediately vested and exercisable upon the optionee’s death or disability. Options granted under the Option Plan may not be transferred except by will or the laws of descent and distribution after the death of the optionee.

The per share exercise price of options granted under the Option Plan may not be less than the fair market value of a share of Common Stock on the date of grant. In the case of incentive stock options granted to a stockholder who owns more than 10% of the outstanding shares, the option exercise price cannot be less than 110% of the market value of the Common Stock on the date of grant.

If an optionee ceases to be a director, officer or employee of SNBV for any reason other than death or disability, he may, at any time within three months after his date of termination, or such longer period as may be determined by the Committee, exercise any option only to the extent it was vested and he was entitled to exercise the option on the date of termination. Any options which are not so exercised will terminate and be forfeited. If an optionee dies or ceases to be a director, officer or employee of SNBV due to his disability, all unvested options of such optionee will immediately become vested and exercisable and he, or the person or persons to whom the option is transferred by will or by the laws of descent and distribution, may, at any time within 12 months after the death or date of termination, or such longer period as may be determined by the Committee, exercise any option with respect to all shares subject thereto. Any options which are not so exercised will terminate and be forfeited. Any options which are not exercised by an optionee upon termination of service as director or employee that are not exercised within the periods described above (three months for termination other than death or disability and one year due to death or disability) will terminate and be forfeited.

The Option Plan authorized the issuance of up to 275,000 shares of SNBV common stock.

The following table provides information with respect to option grants during fiscal 2005 to the named executive officers. The options have an exercise price equal to the fair market value of a share of Common Stock on the grant date, have a ten-year life, and were fully vested as of December 31, 2005. The Compensation Committee, which administers SNBV’s Option Plan, has general authority to accelerate, extend or otherwise modify benefits under option grants in certain circumstances within overall plan limits. No options were granted in 2004.

Name	Number of Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/ Share)	Expiration Date	Potential Realizable Value at Annual Rates of Stock Price Appreciation for Option Term(1)
					5%	10%
Georgia S. Derrico	25,000	14.86%	$10.00	04/14/2015	$407,224	$648,436
	2,500	1.49%	$10.00	11/17/2015	$40,722	$64,844
R. Roderick Porter	25,000	14.86%	$10.00	04/14/2015	$407,224	$648,436
	2,500	1.49%	$10.00	11/17/2015	$40,722	$64,844
William H. Lagos	11,500	6.83%	$10.00	04/14/2015	$187,323	$298,280
	1,500	0.89%	$10.00	11/17/2015	$24,433	$38,906
William H. Stevens	15,000	8.92%	$10.00	04/14/2015	$244,334	$389,061

(1)	The potential realizable value is calculated based on the term of the option at the time of its grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the option holder is possible unless the stock price increases over the option term. The 5% and 10% assumed rates of appreciation are derived from the rules of the SEC and do not represent SNBV’s estimate or projection of future common stock prices.

No options were exercised in 2005. None of the 83,000 unexercised options held by the named executive officers, all of which were exerciseable, were in-the-money because the exercise price was not greater than the fair market value of the securities underlying the options at December 31, 2005.

PRINCIPAL STOCKHOLDERS

The following table shows the amount of SNBV common stock beneficially owned (unless otherwise indicated) by persons known to us to own 5% or more of our outstanding shares of common stock, by our directors and executive officers, and by our directors and executive officers as a group. All information in the table below is as of July 31 2006. Information relating to beneficial ownership of our common stock is based upon “beneficial ownership” concepts described in the rules issued under the Securities Exchange Act of 1934, as amended. Under these rules a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose or to direct the disposition of the security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within sixty (60) days from July 31, 2006. Unless otherwise indicated under “Amount and Nature of Beneficial Ownership,” each person is the owner of record and has sole voting and investment power with respect to his or her shares. The business address for all directors and named executive officers is Southern National Bancorp of Virginia, Inc., 1770 Timberwood Boulevard, Suite 100, Charlottesville, Virginia 22911.

Name		Amount and Nature of Beneficial Ownership	Percent of Shares Beneficially Owned(1)
5% or greater holders:

Bay Pond Partners, LP 1221 Avenue of the Americas New York, New York, 10020		262,500	7.50%

Endurance Partners, LP 4514 Cole Avenue Dallas, Texas 75205		257,900	7.37%

Service Equity Partners, LP 1700 Pacific Avenue Dallas, Texas 75201		240,000	6.86%

Seventh First Save Associates 437 Madison Avenue New York, New York 10022		185,000	5.29%

Financial Stocks Capital 441 Vine Street Cincinnati, Ohio 45202		184,500	5.27%

Directors:

Georgia S. Derrico*		235,000	7.64	%(2)

R. Roderick Porter*		235,000		* (3)

Neil J. Call		70,000	1.99	%(4)

Charles A. Kabbash		34,000	0.97	%(5)

Michael A. Gaffney		39,000	1.11	%(6)

Robin R. Shield		35,000	1.00	%(7)

John J. Forch		20,000	0.57%

Executive officers who are not directors:

William H. Lagos	Senior Vice President and Chief Financial Officer of SNBV and the Bank	23,000	0.65	%(8)

William H. Stevens	Executive Vice President and Chief Lending Officer of the Bank	15,000	0.43	%(9)

All directors and executive officers as a group (9 persons)		506,000	13.95	%(10)

Footnotes on following page

*	Ms. Derrico and Mr. Porter are married. Ms. Derrico and Mr. Porter together beneficially own 7.64% of the outstanding shares of common stock.
(1)	The percentage of our common stock beneficially owned was calculated based on 3,500,000 shares of common stock issued and outstanding as of July 31, 2006. The percentage assumes the exercise by the stockholder or group named in each row of all options for the purchase of our common stock held by such stockholder or group and exercisable within 60 days of July 31, 2006.
(2)	Shares of common stock are held jointly with Mr. Porter. Includes 7,500 shares of common stock which may be acquired upon the exercise of the warrants issued to this director who advanced funds to SNBV to pay organizational and pre-opening expenses, and 27,500 shares of common stock which may be acquired upon the exercise of stock options granted to this officer under SNBV’s Option Plan. Does not include 10,000 shares of common stock owned by R. Devon Porter, the adult son of this director who resides in the same home.
(3)	Shares of common stock are held jointly with Ms. Derrico. Includes 7,500 shares of common stock which may be acquired upon the exercise of the warrants issued to this Director who advanced funds to SNBV to pay organizational and pre-opening expenses, and 27,500 shares of common stock which may be acquired upon the exercise of stock options granted to this officer under the Option Plan. Does not include 10,000 shares of common stock owned by R. Devon Porter, the adult son of this director who resides in the same home.
(4)	Includes 10,000 shares of common stock which may be acquired upon the exercise of the warrants issued to this director who advanced funds to SNBV to pay organizational and pre-opening expenses.
(5)	Includes 10,000 shares of common stock which may be acquired upon the exercise of the warrants issued to this director who advanced funds to SNBV to pay organizational and pre-opening expenses.
(6)	Includes 10,000 shares of common stock which may be acquired upon the exercise of the warrants issued to this director who advanced funds to SNBV to pay organizational and pre-opening expenses.
(7)	Does not include, and Ms. Shield disclaims beneficial ownership with respect to, 15,000 shares of common stock held in a trust for the benefit of her minor children of which her husband is the voting trustee.
(8)	Includes 13,000 shares of common stock which may be acquired upon the exercise of stock options granted to this officer under the Option Plan.
(9)	Includes 15,000 shares of common stock which may be acquired upon exercise of stock of stock options granted to this officer under the Option Plan.
(10)	Includes 45,000 shares of common stock which may be acquired upon the exercise of the warrants issued to the above-named directors who advanced funds to SNBV to pay organizational and pre-opening expenses, and 83,000 shares of common stock which may be acquired upon the exercise of stock options granted to the above-named officers under SNBV’s Option Plan.

SUPERVISION AND REGULATION

The business of SNBV and the Bank are subject to extensive regulation and supervision under federal banking laws and other federal and state laws and regulations. In general, these laws and regulations are intended for the protection of the customers and depositors of the Bank and not for the protection of SNBV or its shareholders. Set forth below are brief descriptions of selected laws and regulations applicable to SNBV and the Bank. These descriptions are not intended to be a comprehensive description of all laws and regulations to which SNBV and the Bank are subject or to be complete descriptions of the laws and regulations discussed. The descriptions of statutory and regulatory provisions are qualified in their entirety by reference to the particular statutes and regulations. Changes in applicable statutes, regulations or regulatory policy may have a material effect on SNBV, the Bank and their business.

The Bank Holding Company Act of 1956

Under the Bank Holding Company Act of 1956, as amended (BHCA), SNBVis subject to periodic examination by the Federal Reserve Board and required to file periodic reports regarding its operations and any additional information that the FRB may require. Our activities at the bank holding company level will be limited to:

•	banking, managing or controlling banks;

•	furnishing services to or performing services for our bank subsidiary; and

•	engaging in other activities that the FRB has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the FRB has determined by regulation to be proper incidents to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser. SNBV does not currently plan to perform any of these activities, but may do so in the future.

With some limited exceptions, the BHCA requires every bank holding company to obtain the prior approval of the FRB before: (i) acquiring substantially all the assets of any bank; (ii) acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or (iii) merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the BHCA and the Change in Bank Control Act, together with their regulations, require FRB approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either has registered securities under Section 12 of the Exchange Act or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act (GLBA), which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become “financial holding companies.” As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, insurance agency activities, merchant banking and other activities that the FRB determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the FRB, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Although SNBV has not elected to become a financial holding company in order to exercise the broader activity powers provided by the GLBA, SNBV may elect to do so in the future.

Insurance of Deposits. The Bank’s deposit accounts are insured by the FDIC up to a maximum of $100,000 per insured depositor ($250,000 for certain retirement accounts). Under deposit insurance reform legislation which became effective in February 2006, deposit insurance coverage will be increased for inflation every five years beginning in 2011. The FDIC issues regulations, conducts periodic examinations, requires the filing of reports and generally supervises the operations of its insured banks. Any insured bank which is not operated in accordance with, or does not conform to FDIC regulations, policies and directives may be sanctioned for non-compliance. Proceedings may be instituted against any insured bank or any director, officer or employee of such bank engaging in unsafe and unsound practices including the violation of applicable laws and regulations. The FDIC has the authority to terminate insurance of accounts pursuant to procedures established for that purpose.

Under current FDIC regulations, FDIC insured institutions are assigned to one of three capital groups which are based solely on the level of an institution’s capital—“well capitalized”, “adequately capitalized” and “undercapitalized”—which are defined in the same manner as the regulations establishing the prompt corrective action system discussed below. These three groups are then divided into three subgroups, which reflect varying levels of supervisory concern, from those which are considered to be healthy to those which are considered to be of substantial supervisory concern. The matrix results in nine assessment risk classifications, with premium rates during the third quarter of 2006 ranging from zero for well capitalized, healthy institutions to 27 basis points for undercapitalized institutions with substantial supervisory concerns.

Interstate Banking and Branching. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. For example, as a bank headquartered in Virginia, SNBV may acquire a bank or branch in Maryland, but it cannot simply establish a branch in Maryland. After a bank has acquired a branch in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Safety and Soundness. The federal banking agencies, including the OCC and the FDIC have implemented rules and guidelines concerning standards for safety and soundness required in accordance with Section 39 of the Federal Deposit Insurance Act. In general, the standards relate to (i) operational and managerial matters; (ii) asset quality and earnings; and (iii) compensation. If an insured national bank fails to meet any of the standards promulgated by regulation, then such institution will be required to submit a plan within 30 days to the OCC specifying the steps it will take to correct the deficiency. In the event that an insured bank fails to submit or fails in any material respect to implement a compliance plan within the time allowed by the OCC, Section 39 of the FDIA provides that the OCC must order the institution to correct the deficiency and may:

•	restrict asset growth;

•	require the institution to increase its ratio of tangible equity to assets;

•	restrict the rates of interest that the bank may pay; or

•	take any other action that would better carry out the purpose of prompt corrective action.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. These obligations and restrictions are not for the benefit of investors. Regulators may pursue an administrative action against any bank holding company or national bank which violates the law, engages in an unsafe or unsound banking practice or which is about to engage in an unsafe and unsound banking practice. The administrative action could take the form of a cease and desist proceeding, a removal action against the responsible individuals or, in the case of a violation of law or unsafe and unsound banking practice, a civil penalty action. A cease and desist order, in addition to prohibiting certain action, could also require that certain action be undertaken. Under the policies of the FRB, SNBV is required to serve as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where SNBV might not do so otherwise.

Capital Requirements. Each of the OCC and the FRB has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, SNBV and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including specific off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of “Tier 1 Capital,” which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of “Tier 2 Capital,” which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization’s overall safety and soundness. In sum, the capital measures used by the federal banking regulators are:

•	the Total Risk-Based Capital ratio, which is the total of Tier 1 Risk-Based Capital and Tier 2 Capital;

•	the Tier 1 Risk-Based Capital ratio; and

•	the leverage ratio.

Under these regulations, a national bank will be:

•	“well capitalized” if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater, a leverage ratio of 5% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 4% or greater, and a leverage ratio of 4% or greater—or 3% in certain circumstances—and is not well capitalized;

•	“undercapitalized” if it has a Total Risk-Based Capital ratio of less than 8% or greater, a Tier 1 Risk-Based Capital ratio of less than 4% (or 3% in certain circumstances), or a leverage ratio of less than 4% (or 3% in certain circumstances);

•	“significantly undercapitalized” if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 3%, or a leverage ratio of less than 3%; or

•	“critically undercapitalized” if its tangible equity is equal to or less than 2% of tangible assets.

The risk-based capital standards of each of the OCC and the FRB explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution’s overall capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization’s capital adequacy.

Prompt Corrective Action. Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies

(including the OCC and the FDIC) have adopted substantially similar regulations to implement Section 38 of the FDIA. Section 38 of the FDIA and the regulations promulgated thereunder also specify circumstances under which the FDIC may reclassify a well capitalized bank as adequately capitalized and may require an adequately capitalized bank or an undercapitalized bank to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized bank as critically undercapitalized).

The OCC and the FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the OCC or the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring a new election of directors, and requiring the dismissal of directors and officers.

Payment of Dividends. SNBV is a legal entity separate and distinct from Sonabank. The principal sources of SNBV’s cash flow, including cash flow to pay dividends to its stockholders, are dividends that Sonabank pays to its sole shareholder, SNBV. Statutory and regulatory limitations apply to Sonabank’s payment of dividends to us as well as to SNBV’s payment of dividends to its stockholders.

The policy of the Federal Reserve Board that a bank holding company should serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve Board that a bank holding company should not maintain a level of cash dividends to its stockholders that places undue pressure on the capital of its bank subsidiary or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as a source of strength. Since the Bank is a de novo institution, it has no plans to pay dividends to SNBV until after April 15, 2008.

Capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Until capital surplus equals or exceeds capital stock, a national bank must transfer to surplus ten percent of its net income for the preceding four quarters in the case of an annual dividend or ten percent of its net income for the preceding two quarters in the case of a quarterly or semiannual dividend. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank’s retained net income for the current year and retained net income for the preceding two years. Under federal law, the Bank cannot pay a dividend if, after paying the dividend, the bank will be “undercapitalized.” The OCC may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after the dividend.

The ability of SNBV to pay dividends is also subject to the provisions of Virginia law. See “Description of Capital Stock of the Company—Common Stock—Dividends” on page 93.

The payment of dividends by SNBV and Sonabank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Because we are a legal entity separate and distinct from our subsidiary Sonabank, our right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, arising as a result of their status as shareholders, including any depository institution holding company (such as us) or any shareholder or creditor thereof.

Change of Control. State and federal law restricts the amount of voting stock of a bank that a person may acquire without obtaining the prior approval of banking regulators. The overall effect of such laws is to make it more difficult to acquire a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of financial institutions are less likely to benefit from the rapid increases in stock prices that often result from tender offers or similar efforts to acquire control of other companies.

Under the federal Change in Bank Control Act and its regulations, a person or group must give advance notice to the OCC before acquiring control of any national bank. Upon receipt of such notice, the OCC may either approve or disapprove the acquisition. Federal law creates a rebuttable presumption of control if a member or group acquires 10% or more of a bank’s voting stock and if one or more other factors are present.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act of 1999 was signed into law on November 12, 1999. The GLBA covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a “satisfactory” Community Reinvestment Act rating.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. Under the new law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA adopts a system of functional regulation under which the FRB is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the OCC for national bank affiliates, the SEC for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of “broker” and “dealer” for purposes of the Exchange Act. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a “broker,” and a set of activities in which a bank may engage without being deemed a “dealer.” Additionally, the new law makes conforming changes in the definitions of “broker” and “dealer” for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. The new law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the act.

Privacy

Under the GLBA, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. Sonabank has established policies and procedures to assure our compliance with all privacy provisions of the GLBA.

Consumer Credit Reporting

On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act amending the federal Fair Credit Reporting Act. These amendments to the Fair Credit Reporting Act (the FCRA Amendments) became effective in 2004.

The FCRA Amendments include, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;

•	for entities that furnish information to consumer reporting agencies (which would include Sonabank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•	a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the opt-out), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because no affiliate of SNBV is currently sharing consumer information with any other affiliate for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Anti-Terrorism and Money Laundering Legislation

Sonabank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001 (the USA PATRIOT Act), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control (the OFAC). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships intended to guard against money laundering and terrorism financing. Sonabank has established a customer identification program under Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures intended to comply with the foregoing rules.

Virginia Law. Certain state corporation laws may have an anti-takeover affect. Virginia law restricts transactions between a Virginia corporation and its affiliates and potential acquirers. The following discussion summarizes the two Virginia statutes that may discourage an attempt to acquire control of SNBV.

Virginia Code Sections 13.1-725 – 727.1 govern “Affiliated Transactions.” These provisions, with several exceptions discussed below, require approval by the holders of at least two-thirds of the remaining voting shares of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares. Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder, or any reclassification, including a reverse stock split, recapitalization, or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by any 10% shareholder by more than 5%.

For three years following the time that a shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with that shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by that shareholder, and majority approval of the disinterested directors. A disinterested director is a member of the company’s board of directors who was (i) a member on the date the shareholder acquired more than 10%, and (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the board. At the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the 10% shareholder.

The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the corporation’s disinterested directors or that the transaction satisfy the fair-price requirement of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the 10% shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation’s shares in the first step.

None of the foregoing limitations and special voting requirements applies to a transaction with any 10% shareholder whose acquisition of shares taking him or her over 10% was approved by a majority of the corporation’s disinterested directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any 10% shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. SNBV “opted out” of the Affiliated Transactions provisions when it incorporated.

Virginia law also provides that shares acquired in a transaction that would cause the acquiring person’s voting strength to meet or exceed any of the three thresholds (20%, 33 1/3% or 50%) have no voting rights for those shares exceeding that threshold, unless granted by a majority vote of shares not owned by the acquiring person. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of the request. SNBV also “opted out” of this provision at the time of its incorporation.

Federal Reserve Monetary Policy. The Bank will be directly affected by government monetary and fiscal policy and by regulatory measures affecting the banking industry and the economy in general. The actions of the FRB as the nation’s central bank can directly affect the money supply and, in general, affect the lending activities of banks by increasing or decreasing the cost and availability of funds. An important function of the FRB is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the FRB to implement this objective are open market operations in United States government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits, and interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Reserve Requirements. In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or nonpersonal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any nonpersonal time deposits at an institution. For net transaction accounts in 2006, the first $7.8 million will be exempt from reserve requirements. A 3.0% reserve ratio will be assessed on net transaction accounts over $7.8 million to and including $48.3 million. A 10.0% reserve ratio will be applied to net transaction accounts in excess of $48.3 million. These percentages are subject to adjustment by the FRB. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution’s interest-earning assets.

Transactions with Affiliates. Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such institution’s capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the bank as those provided to a nonaffiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. Section 23B applies to “covered transactions” as well as sales of assets and payments of money to an affiliate. These transactions must also be conducted on terms substantially the same, or at least favorable, to the bank as those provided to nonaffiliates.

Loans to Insiders. The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and to entities controlled by any of the foregoing, may not exceed, together with all other outstanding loans to such person and entities controlled by such person, the bank’s loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank’s unimpaired capital and unimpaired surplus until the bank’s total assets equal or exceed $100 million, at which time the aggregate is limited to the bank’s unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loan is approved in advance by a majority of the board of directors of the bank with any “interested” director not participating in the voting. The OCC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000.00 or 5.0% of capital and surplus (up to $500,000.00). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons. Further, Section 402 of the Sarbanes-Oxley Act of 2002, with certain exceptions, prohibits loans to directors and executive officers.

Community Reinvestment Act. Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution’s efforts to assist in its community’s credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution’s Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank’s primary federal regulatory. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a “satisfactory” rating in its latest Community Reinvestment Act examination. The Bank has not yet been examined for Community Reinvestment Act compliances by the OCC.

Fair Lending; Consumer Laws. In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

Recently, these governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

The foregoing is only a brief summary of certain statutes, rules, and regulations that may affect SNBV and the Bank. Numerous other statutes and regulations also will have an impact on the operations of SNBV and the Bank. Supervision, regulation and examination of banks by the regulatory agencies are intended primarily for the protection of depositors, not shareholders.

Future Regulatory Uncertainty. Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, SNBV fully expects that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

General

SNBV is authorized to issue 50,000,000 shares of capital stock of which 45,000,000 are shares of common stock and 5,000,000 shares of preferred stock, par value $0.01 per share. We currently expect to issue 1,786,000 shares in this offering, and an additional 214,000 shares of common stock if the offering is oversubscribed. No shares of preferred stock will be issued in the offering. Each share of common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, all such stock will be duly authorized, fully paid and nonassessable.

The common stock will represent nonwithdrawable capital, will not be an account of an insurable type and will not be insured by the FDIC or any other governmental authority.

Common Stock

Dividends. We can pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. The holders of common stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of SNBV out of funds legally available therefor. If we issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of SNBV common stock will possess exclusive voting rights in SNBV. They will elect SNBV’s board of directors and act on such other matters as are required to be presented to them under Virginia law or our Articles of Incorporation or as are otherwise presented to them by the board of directors. In general, each holder of common stock will be entitled to one vote per share and do not have any right to cumulate votes in the election of directors. If we issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of SNBV, the holders of the then-outstanding common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of our assets available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of our common stock are not entitled to preemptive rights with respect to any shares which may be issued in the future. The common stock is not subject to redemption.

Preferred Stock

None of the shares of our authorized preferred stock will be issued in the Offering. Such stock may be issued in the future with such rights, privileges, preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with preferential voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Warrants

Prior to inception, the organizers of Sonabank, which included all of our directors and senior executive officers (except for Mr. Lagos and Mr. Stevens), and certain other initial investors advanced to SNBV $1.5 million to cover the organizational and pre-opening expenses in connection with the organization of SNBV and the Bank. Those organizational expenses actually totaled $1.2 million. In the event that the Bank did not obtain a charter and commence operations, those persons bore the risk of loss with respect to their cash advances. In recognition of the financial risks undertaken, those individuals received warrants to purchase shares of common stock. A warrant to purchase one share of common stock was issued for every $20.00 advanced by each such person. Warrants to purchase an aggregate of 75,000 shares of common stock were issued. The warrants are exercisable at a price of $10.00 per share (the initial subscription price) and may be exercised until April 14, 2015. The investors applied the funds advanced, plus 5% simple interest per annum, to the purchase price of the shares they acquired in our private placement that closed in March 2005 to fund the initial capitalization of the Bank.

Certain Takeover Considerations

Subject to the application of the Virginia Stock Corporation Act (VSCA), the affirmative vote of the holders of more than two thirds of all votes entitled to be cast is generally required with respect to a merger, exchange offer or the sale of all or substantially all of our assets. Under the VSCA and our amended Articles of Incorporation, any action required or permitted to be taken by our stockholders may be taken without a meeting and without a stockholder vote if a written consent is signed by the holders of the shares of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting of stockholders at which all shares entitled to vote on such matter were present and voted.

Virginia law provides for certain restrictions on extraordinary corporate transactions that may discourage the acquisition of control of Virginia corporations. We elected to “opt out” of those protective provisions. See “Supervision and Regulation—Virginia Law.”

One class of our three classes of directors is elected annually. Directors serve for three-year terms. There is no cumulative voting for directors provided for in the amended Articles of Incorporation. As permitted by Virginia law, our amended Articles of Incorporation provide that where a corporation’s directors are elected in classes that a director, or the entire board of directors, only may be removed for cause by the affirmative vote of not less than 75% of the shares entitled to vote generally in an election of directors. The provisions contained in the amended Articles of Incorporation of SNBV relating to election of directors in staggered three-year classes and the supermajority vote required to remove a director tend to discourage attempts by third parties to acquire us because of the extra time and expense involved and a greater possibility of failure. This also can affect the price that a potential purchaser would be willing to pay for SNBV stock, thereby reducing the amount a stockholder would receive in, for example, a tender offer for our common stock.

Our amended Articles of Incorporation also restricts the manner in which special meetings may be called. Under the Virginia law, a corporation is permitted to provide for calling of special meetings either in its bylaws or Articles of Incorporation. The amended Articles of Incorporation of SNBV specify that special meetings may be called by our Chairman of the Board or President or by the affirmative vote of three-fourths of the board of directors or by holders of record of not less than 40% of our then outstanding voting shares.

The amended Articles of Incorporation also provide that when evaluating any offer that may result in a change in control of SNBV, the board of directors may consider, consistent with the exercise of its fiduciary duties and in connection with the exercise of its judgment in determining what is in the best interests of SNBV and our stockholders, not only the price or other consideration being offered, but also all other relevant factors including, without limitation, the financial and management resources and future prospects of the other party, the possible effect on our business and the business of our subsidiaries and on our employees, customers, suppliers and creditors and those of our subsidiaries, the effects on the ability of SNBV to fulfill its corporate objectives as a holding company and on the ability of Sonabank to fulfill its objectives as a bank, and the effects on the communities in which our facilities are located.

In addition to common stock, the amended Articles of Incorporation of SNBV permit the board of directors to issue up to 5,000,000 shares of “blank check” preferred stock. Among other things, the board of directors in issuing a series of preferred stock has the power to determine voting powers, if any, of such series. Such issuance of preferred stock having voting rights could dilute the voting and ownership interest of existing stockholders. Such issuance may have the effect of discouraging unilateral attempts by third parties to obtain control of SNBV, since the issuance of additional shares of capital stock could be used to dilute the voting power of, or increase the cost to, any person seeking to obtain control of us. This may occur by virtue of the fact that the preferred stock may be issued in a series having rights in excess of one vote per share or having the right to vote separately by class respecting some matters.

The provisions described above, to the extent applicable, will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on stockholders who might wish to participate in such a transaction. However, we believe that such provisions are advantageous to our stockholders in that they will permit management and the stockholders to carefully consider and understand a proposed acquisition, lead to higher offering prices, and require a higher level of stockholder participation in the decision if the transaction is not approved by our board of directors.

Indemnification and Insurance; Limitation on Liability

Section 13.1-692.1 of the VSCA permits a corporation to limit the amount of damages that a director or officer will be liable for in a suit brought by or in the right of the corporation or stockholders to the lesser of (x) the dollar amount stated in the corporation’s articles of incorporation, or if approved by the stockholders, the bylaws, or (y) the greater of $100,000 or the amount of cash compensation received by the director or officer from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. There can be no limitation of liability, however, where the director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law. SNBV’s amended Articles of Incorporation adopt this provision of the VSCA.

In addition, Sections 13.1-697 and 13.1-702 of the VSCA permits a corporation to indemnify certain of its directors and officers. Our amended Articles of Incorporation provide that we will indemnify, to the fullest extent permitted under Virginia law, each of our directors, officers, employees and agents and former directors, officers, employees and agents and any other person serving at the request of SNBV as a director, officer, employee or agent of another enterprise, against expenses incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was one of our directors, officers, employees or agents. We are also obligated to pay the expenses of the directors and officers incurred in defending such proceedings, subject to reimbursement if it is subsequently determined that such person is not entitled to indemnification.

We have obtained a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act.

UNDERWRITING

FIG Partners, L.L.C., Atlanta, Georgia, has agreed, subject to the terms and conditions contained in a written underwriting agreement with us, to act as the underwriter of this offering and to sell, on a best effort basis, the 1,786,000 shares of our common stock offered by this prospectus. If the offering for such shares is oversubscribed, we have agreed to permit FIG Partners to sell up to an additional 214,000 shares, representing 12.0% of the offered number of shares, to cover additional demand. FIG Partners is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. We will pay FIG Partners a commission of 3.5% on the sales price of any and all shares sold in this offering. However, FIG Partners will not receive any commission on up to              shares that are sold to persons or entities who we identify to FIG Partners. Assuming that all 2,000,000 shares are sold in the offering and that              shares are sold to persons we identify to FIG Partners, FIG Partners will receive total commissions of $                . We have also agreed to indemnify FIG Partners against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that FIG Partners may be required to make in respect thereof. FIG Partners provides investment banking services to us from time to time in the ordinary course of our business and advised us on the merger with 1st Service. We agreed to pay FIG Partners $25,000 upon the execution of the merger agreement, $5,000 if FIG Partners updates its fairness opinion to our board of directors and $75,000 upon the closing of the merger, plus certain of FIG Partners’ expenses, and agreed to indemnify FIG Partners under certain circumstances, including actions under the federal securities laws.

FIG Partners has informed us that it proposes to offer the shares as the underwriter, subject to prior sale, when, as and if issued by us, in part to the public at the public offering price and in part through certain selected dealers that are members of the National Association of Securities Dealers, Inc. to customers of those selected dealers at the offering price. Each selected dealer will receive a commission of $0.    for each share it sells. Shares will be offered to directors, officers, current stockholders and their associates and/or affiliates on the terms set forth in this prospectus. FIG Partners reserves the right to reject any order for purchase of shares through it, in whole or in part. Shares may not be issued to any person or entity who, in our judgment, would be required to obtain prior clearance or approval from any federal banking regulatory authority to own or control our securities, or which, when added to their current holdings, would result in that person or entity owning more than 9.9% of our outstanding shares at the conclusion of the offering. Because the offering is being conducted on a best effort basis, FIG Partners is not obligated to sell any specific number or dollar amount of shares and it is not required to purchase any shares that are not sold to the public in the offering. Completion of the offering is not contingent upon the sale of a minimum number of shares or the occurrence of any other event.

At our request, FIG Partners will reserve              shares for sale to persons we identify to FIG Partners. We anticipate that these persons or entities will include our directors, officers, employees and others that may express an interest in purchasing our shares. These shares will be offered at the public offering price, but no commission will be paid to FIG Partners on any shares that are sold in this manner. The number of shares of our common stock available for sale to the general public will be diminished to the extent shares are sold to these individuals. If the persons we identify do not purchase all of the shares so reserved, or if we do not identify persons or entities who purchase the full              shares, then FIG Partners will offer such shares to the general public on the same basis as the other shares offered by this prospectus.

FIG Partners has the right to terminate the underwriting agreement under certain defined circumstances. It could terminate the underwriting agreement if, for example, FIG Partners is not satisfied with its due diligence review of SNBV and Sonabank, or if there is a material adverse change in our financial condition or operations, adverse economic conditions or other conditions or circumstances which would render the sale of our common stock impracticable or inadvisable.

We have agreed, for a period of 180 days after the date of the final prospectus, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or file any registration statement in respect of those securities, or to enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, the economic consequences of ownership of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of common stock or such other securities or cash, without, in each case, the prior written consent of FIG Partners, subject to certain specified exceptions (which include the issuance of shares in the merger with 1st Service).

We have agreed to have each of our directors and executive officers deliver a letter to FIG Partners on the date the underwriting agreement is signed which sets forth their agreement not to offer, sell, sell short or otherwise dispose of any shares of our common stock, or any other securities exchangeable or exercisable for our common stock or derivative of the common stock or request any registration for the offer or sale of any such securities for 180 days after the effective date of the registration statement except with the prior written consent of FIG Partners.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

At the closing of the offering, FIG Partners will notify all prospective purchasers, directly or through a selected dealer, of the number of shares to be purchased. FIG Partners will not purchase or otherwise take ownership of any shares. Purchasers of shares will be required to have an account either with FIG Partners or with a selected dealer in order to purchase shares of our common stock in the offering. The closing of the offering is expected to occur on or about             , 2006. However, we may extend the offering to a later date or close the offering on an earlier date.

We will pay our own expenses of the offering (including our legal, accounting, printing and other expenses, and expenses associated with qualifying our shares for sale under the “blue sky” laws of various states) and we will reimburse FIG Partners for its out-of-pocket costs and expenses, including the fees of its legal counsel, up to a maximum reimbursement of $75,000 (which may be increased with our consent), in connection with the offering.

We will register, qualify or obtain an exemption from registration or qualification, as applicable, in certain states of the United States under each such state’s securities or “blue sky” laws. We will not make any offers or sales to any residents of any states where the offering is not registered, qualified or exempt.

We expect that the total amount of offering expenses we pay (including our reimbursement to FIG Partners for its out-of-pocket expenses) will amount to approximately $300,000. Those expenses, as well as sales commissions, will be paid from the sales proceeds. If we withdraw the offering or if no shares of our common stock are sold in the offering, these offering expenses will be charged against our earnings.

The foregoing is a summary of the principal terms of the underwriting agreement. Reference is made to a copy of the underwriting agreement, filed as an exhibit to our registration statement.

There is no established trading market for our shares. The public offering price of our stock has been determined through negotiations between us and FIG Partners. A variety of factors were considered in determining the price, including:

•	price at which our shares were valued in the 1st Service Merger;

•	our tangible book value per share;

•	trading prices of other community banks;

•	the price to earnings and price to book value of other publicly traded shares of comparable companies;

•	our financial history and prospects;

•	our past and present earnings and our prospects for future earnings;

•	the current performance and prospects of the banking industry in general and the banking market in which we compete; and,

•	the general condition of the securities market.

In determining the final offering price, the factors described above were not assigned any particular weight. Rather these factors were considered in totality in setting our offering price.

FIG Partners has informed us that it intends to make a market in our common stock following the offering, but it has no obligation to do so for any particular length of time or at all. We cannot assure you that an active trading market will develop for our common stock or that our common stock will trade in the market subsequent to the offering at or above the initial public offering price. Our common stock has been approved for listing on The Nasdaq Capital Market under the symbol “SONA.” There are continuing eligibility requirements for companies listed on The Nasdaq Capital Market. If we are not able to continue to satisfy the eligibility requirements for The Nasdaq Capital Market, then our stock may be delisted. See “Risk Factors—Risks Related to This Offering—We cannot assure you that an active and liquid public trading market will develop in the future” on page 17.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

Nasdaq Capital Market Listing

Our common stock has been approved for listing on The Nasdaq Capital Market under the symbol “SONA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale after the offering will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

After this offering, there will be 5,286,000 shares of our common stock outstanding if the offering is not oversubscribed. If the offering is oversubscribed, we may sell up to an additional 214,000 shares in this offering, resulting in a total of 5,500,000 shares of common stock outstanding immediately thereafter. In addition:

•	275,000 shares of our common stock are reserved for future issuance to directors and employees under our Option Plan, of which, as of June 30, 2006, options to purchase 164,750 shares had been granted are fully vested and exercisable in 2006. 110,250 additional shares will be available for future grant under this plan after the completion of this offering;

•	75,000 shares of our common stock are reserved for exercise under ten year warrants granted to the organizers of Sonabank in 2005; and

•	676,000 shares of our common stock will be issued pursuant to the merger agreement with 1st Service based on the number of shares of 1st Service common stock and stock options outstanding on the date hereof.

All the shares of our common stock to be sold by us in the offering will be freely tradable without restriction or further registration under the Securities Act except for shares owned by our affiliates, as described below. All of the shares of our common stock that are currently outstanding have not been registered for resale and are considered to be “restricted” shares because they were sold in a private placement in March 2005. In March of 2007, a significant number of these shares will become eligible for resale without restriction under Rule 144(k) under the Securities Act. The remaining shares of our outstanding common stock will be available for future sale subject to restrictions on the timing, manner and volume of sales imposed by the Securities Act, including Rule 144 under that Act.

In general, under Rule 144, as currently in effect, any person (or persons whose shares are required to be aggregated), including an “affiliate” of ours, who has beneficially owned restricted shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, or

•	the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the restricted shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. Under Rule 144, “affiliates” generally include individuals or entities that control, are controlled by, or are under common control with, SNBV and may include directors or officers of SNBV as well as significant stockholders of SNBV.

Shares of SNBV common stock issuable pursuant to the merger agreement are being registered under the Securities Act and will be freely tradable without restriction except to the extent set forth in Rule 145 under the Securities Act in the case of affiliates of 1st Service.

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options under our Option Plan may be resold by persons, other than affiliates, beginning 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. The SEC has stated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the effective date of the offering. Securities issued in reliance on Rule 701 are restricted securities and beginning 90 days after the effective date of this offering, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

Shortly after the offering, we intend to file with the SEC a registration statement on Form S-8 to register the 275,000 shares of our common stock that are issuable under our Option Plan, as described under “Management.” Following such registration, all shares of common stock issuable upon exercise of options or other awards granted under our Option Plan will be freely tradable without restrictions under the Securities Act, except to the extent held by one of our affiliates (in which case they will be subject to the limitations of Rule 144 described above).

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Elias Matz Tiernan & Herrick L.L.P., Washington, DC. As of June 30, 2006, the partners of Elias Matz Tiernan & Herrick L.L.P. beneficially owned approximately 67,500 shares of our outstanding common stock. In addition, one partner owned an equity interest in the underwriter. Certain legal matters in connection with this offering will be passed upon for the underwriter by Silver, Freedman & Taff, L.L.P., Washington, D.C.

EXPERTS

The consolidated financial statements of Southern National Bancorp of Virginia, Inc. as of December 31, 2005 and for the period from inception at April 14, 2005 through December 31, 2005 included in this prospectus have been included in reliance upon the report of BDO Seidman, LLP, independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

The balance sheet of 1st Service at December 31, 2005 and the statements of operations, changes in stockholders equity and cash flows for the year ended December 31, 2005 have been included in this prospectus in reliance upon the report of Thompson, Greenspon & Co., P.C., independent registered public accountants, appearing elsewhere in this prospectus, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

You can review our electronically filed registration statement and exhibits on the SEC’s Internet site at http://www.sec.gov. We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. For more information regarding the contents of any contract or other document referred to in this prospectus and is filed as an exhibit, you should review the copy of such contract or other documents. You can obtain a copy of the full registration statement, including the exhibits and schedules thereto, from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (202) 942–8090 for further information on the Public Reference Room.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders written annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Southern National Bancorp of Virginia, Inc.

Page
Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of June 30, 2006 (unaudited) and December 31, 2005	F-3

Consolidated Statements of Income for the Six Months Ended June 30, 2006 (unaudited), for the Period from Inception at April 14, 2005 Through June 30, 2005 (unaudited) and for the Period from Inception at April 14, 2005 through December 31, 2005

F-4

Consolidated Statement of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2006 (unaudited) and for the Period from Inception at April 14, 2005 Through December 31, 2005	F-5

Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2006 (unaudited) and for the Period from Inception at April 14, 2005 Through June 30, 2005 (unaudited) and for the Period from Inception At April 14, 2005 through December 31, 2005

F-6

Notes to Consolidated Financial Statements	F-7

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements	F-27

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of June 30, 2006	F-28

Unaudited Pro Forma Combined Condensed Consolidated Statement of Income for the Six Months Ended June 30, 2006	F-29

Unaudited Pro Forma Combined Condensed Consolidated Statement of Income for the Year Ended December 31, 2005	F-30

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements	F-31

1st Service Bank

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Southern National Bancorp of Virginia, Inc.

Charlottesville, Virginia

We have audited the accompanying consolidated balance sheet of Southern National Bancorp of Virginia, Inc. as of December 31, 2005 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from inception (April 14, 2005) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern National Bancorp of Virginia, Inc. at December 31, 2005, and the results of its operations and its cash flows for the period from inception (April 14, 2005) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Richmond, Virginia

February 16, 2006

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2006	December 31, 2005
	(Unaudited)
ASSETS

Cash and cash equivalents:
Cash and due from banks	$1,275	$1,607
Interest-bearing deposits in other banks	519	56

Total cash and cash equivalents	1,794	1,663

Securities available for sale, at fair value	14,621	8,296

Securities held to maturity, at amortized cost	31,472	31,698

Loans, net of unearned income	92,363	75,031
Less allowance for loan losses	(1,306)	(1,020)

Net loans	91,057	74,011

Bank premises and equipment, net	2,827	2,924
Core deposit intangibles, net	2,773	3,024
Other assets	1,017	1,292

Total assets	$145,561	$122,908

LIABILITIES AND STOCKHOLDERS’ EQUITY

Noninterest-bearing demand deposits	$6,548	$6,333
Interest-bearing deposits:
NOW accounts	4,408	6,244
Money market accounts	15,584	17,147
Savings accounts	2,354	2,373
Time deposits of $100,000 and over	61,017	30,984
Other time deposits	14,497	14,182

Total interest-bearing deposits	97,860	70,930

Total deposits	104,408	77,263

Short-term borrowings	8,110	12,406
Other liabilities	457	926

Total liabilities	112,975	90,595

Commitments and contingencies
Stockholders’ equity:
Common stock, $.01 par value. Authorized 45,000,000 shares; issued and outstanding, 3,500,000 shares in all periods.	35	35
Surplus	34,537	34,537
Accumulated deficit	(1,935)	(2,256)
Accumulated other comprehensive loss	(51)	(3)

Total stockholders’ equity	32,586	32,313

Total liabilities and stockholders’ equity	$145,561	$122,908

See accompanying notes to consolidated financial statements.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Unaudited)	(Unaudited)
Interest and dividend income :
Interest and fees on loans	$3,421	$46	$1,534
Interest on deposits in other banks	55	118	194
Interest and dividends on securities:	972	151	667

Total interest and dividend income	4,448	315	2,395

Interest expense:
Interest on deposits	1,619	34	514
Interest on short-term borrowings	224	—	91

Total interest expense	1,843	34	605

Net interest income	2,605	281	1,790

Provision for loan losses	286	327	1,020

Net interest income (loss) after provision for loan losses	2,319	(46)	770

Noninterest income:
Service charges on deposit accounts	57	1	18
Other service charges and fees	62	1	33

Total noninterest income	119	2	51

Noninterest expenses:
Salaries and benefits	1,029	343	1,079
Occupancy expenses	182	35	154
Furniture and equipment expenses	145	24	135
Organizational costs	—	1,212	1,212
Amortization of core deposit intangible	218	—	36
Other operating expenses	543	129	461

Total noninterest expenses	2,117	1,743	3,077

Income (loss) before income taxes	321	(1,787)	(2,256)
Income tax expense	—	—	—

Net income (loss)	$321	$(1,787)	$(2,256)

Earnings (loss) per share, basic	$0.09	$(0.51)	$(0.64)

Earnings (loss) per share, diluted	$0.09	$(0.51)	$(0.64)

See accompanying notes to consolidated financial statements.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND

FOR THE PERIOD FROM INCEPTION AT APRIL 14, 2005 THROUGH DECEMBER 31, 2005

(in thousands, except share amounts)

	Common Stock	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Comprehensive Loss	Total
Balance—April 14, 2005	$—	$—	$—	$—		$—
Comprehensive loss:
Net loss			(2,256)		$(2,256)	(2,256)
Unrealized holding losses arising during the period (net of tax, $2)				(3)	(3)	(3)

Total comprehensive loss					$(2,259)

Issuance of common stock (3,500,000 shares), net	35	34,537				34,572

Balance—December 31, 2005	35	34,537	(2,256)	(3)		32,313
Comprehensive income:
Net income			321		$321	321
Unrealized holding losses arising during the period (net of tax, $24)				(48)	(48)	(48)

Total comprehensive income					$273

Balance—June 30, 2006 (Unaudited)	$35	$34,537	$(1,935)	$(51)		$32,586

See accompanying notes to consolidated financial statements.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Unaudited)
Operating activities:
Net income (loss)	$321	$(1,787)	$(2,256)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided (used) in operating activities:
Depreciation of bank premises and equipment	147	14	113
Amortization (accretion), net	198	(9)	(2)
Provision for loan losses	286	327	1,020
Other, net	(146)	3,329	166

Net cash and cash equivalents provided (used) in operating activities	806	1,874	(959)

Investing activities:
Purchases of securities available for sale	(7,054)	(4,012)	(8,923)
Proceeds from paydowns of securities available for sale	687	—	669
Purchases of securities held to maturity	(1,967)	(13,917)	(33,697)
Proceeds from paydowns of securities held to maturity	2,192	451	2,000
Net increase in loans	(17,332)	(13,085)	(67,941)
Net cash received in branch acquisition	—	—	32,464
Purchases of bank premises and equipment	(50)	(1,029)	(1,302)

Net cash and cash equivalents used in investing activities	(23,524)	(31,591)	(76,730)

Financing activities:
Net increase in noninterest-bearing deposits	215	985	2,669
Net increase in interest-bearing deposits	26,930	8,106	32,129
Net increase in short-term borrowings	(4,296)	—	9,982
Issuance of common stock, net of issuance costs	—	34,572	34,572

Net cash and cash equivalents provided by financing activities	22,849	43,663	79,352

Increase in cash and cash equivalents	131	13,946	1,663
Cash and cash equivalents at beginning of period	1,663	—	—

Cash and cash equivalents at end of period	$1,794	$13,946	$1,663

Supplemental Disclosure of Cash Flow Information
Cash payments for:
Interest	$1,638	$33	$419
Income taxes	$—	$—	$—
Supplemental schedule of noncash investing and financing activities:
Unrealized loss on securities available for sale	$72	$9	$5

See accompanying notes to consolidated financial statements.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Southern National Bancorp of Virginia, Inc.(“SNBV”) is a corporation formed on July 28, 2004 under the laws of the Commonwealth of Virginia and is the holding company for Sonabank, N. A. (“Sonabank”) a national bank chartered on April 14, 2005, under the laws of the United States of America. The principal activities of Sonabank are to attract deposits and originate loans as permitted for federally chartered national banks under the laws of the United States of America. Sonabank conducts full-service banking operations in Charlottesville and Clifton Forge in Virginia.

The accounting policies and practices of Southern National Bancorp of Virginia, Inc. and subsidiary (“Southern”) conform to U. S. generally accepted accounting principles and to general practice within the banking industry. Major policies and practices are described below:

(A) Principles Of Consolidation

The consolidated financial statements include the accounts of Southern National Bancorp of Virginia, Inc. and its wholly owned subsidiary. Southern National Bancorp of Virginia, Inc is a bank holding company that owns all of the outstanding common stock of its banking subsidiary, Sonabank, N. A. (“Sonabank”). All material intercompany balances and transactions have been eliminated in consolidation.

(B) Investment Securities

Debt securities that Southern has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost.

Securities classified as available for sale are those debt and equity securities that management intends to hold for an indefinite period of time, including securities used as part of SNBV’s asset/liability strategy, and that may be sold in response to changes in interest rates, liquidity needs or other similar factors. Securities available for sale are reported at fair value, with unrealized gains or losses net of deferred taxes, included in accumulated other comprehensive income (loss) in stockholders’ equity.

Securities classified as held for trading are those debt and equity securities that are bought and held principally for the purpose of selling them in the near term and reported at fair value, with unrealized gains and losses included in earnings. Southern has no securities in this category.

Purchased premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Southern to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

(C) Loans

Southern grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by non-residential mortgage loans throughout its market area. The ability of SNBV’s debtors to honor their contracts is in varying degrees dependent upon the real estate market conditions and general economic conditions in this area.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on all loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal and interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(D) Allowance For Loan and Lease Losses (ALLL)

The provision for loan and lease losses charged to operations is an amount sufficient to bring the ALLL to an estimated balance that management considers adequate to absorb potential losses in the portfolio. Loans are charged against the allowance when management believes the collection of the principal is unlikely. Recoveries of amounts previously charged-off are credited to the allowance. Management’s determination of the adequacy of the allowance is based on an evaluation of the composition of the loan portfolio, the value and adequacy of collateral, current economic conditions, historical loan loss experience, and other risk factors. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly those affecting real estate values. In addition, regulatory agencies, as part of their examination process, periodically review Sonabank’s allowance for loan losses. Such agencies may require Sonabank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance consists of specific, general and unallocated components. The specific component relates to loans considered to be impaired. For such loans a specific reserve is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component is established for unimpaired loans and its value is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.

A loan is considered impaired when, based on current information and events, it is probable that Southern will be unable to collect the scheduled payments of principal or interest when due according to the terms of the loan documentation. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Southern does not separately identify individual consumer and residential loans for impairment disclosures.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(E) Bank Premises And Equipment

Bank premises and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. It is the policy of Southern to capitalize additions and improvements and to depreciate the cost thereof over their estimated useful lives ranging from 3 to 30 years. Maintenance and repairs are expensed as they are incurred.

(F) Goodwill and Intangible Assets

SFAS No. 141, Business Combinations, requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. For purchase acquisitions, Southern is required to record assets acquired, including identifiable intangible assets, and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analysis or other valuation techniques. Southern has adopted SFAS No. 142, Goodwill and Other Intangible Assets, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives but require at least an annual impairment review, and more frequently if certain impairment indicators are in evidence. Southern has adopted SFAS 147, Acquisitions of Certain Financial Institutions, and determined that core deposit intangibles will be amortized over the estimated useful life.

(G) Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the net operating losses carryforward and allowance for loan losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

At December 31, 2005, a valuation allowance for the full amount of the gross deferred tax asset was recorded because of the uncertainties of the amount of taxable income that will be generated in future years.

Southern is subject to a state franchise tax in lieu of state income taxes.

(H) Consolidated Statements of Cash Flows

For purposes of reporting cash flows, Southern defines cash and cash equivalents as cash due from banks and interest-bearing deposits in other banks.

(I) Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Southern relate solely to outstanding stock options and warrants and are determined using the treasury stock method.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(J) Comprehensive Income (Loss)

Comprehensive income (loss) represents all changes in equity that result from recognized transactions and other economic events of the period. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income but excluded from net income, such as unrealized gains and losses on certain investments in debt and equity securities.

(K) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of goodwill and intangible assets, foreclosed real estate and deferred tax assets and liabilities.

(L) Off Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, Southern has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded when they are funded.

(M) Asset Prepayment Rates

SNBV purchases amortizing investment securities in which the underlying assets are residential mortgage loans subject to prepayments. The actual principal reduction on these assets varies from the expected contractual principal reduction due to principal prepayments resulting from the borrowers’ election to refinance the underlying mortgage based on market and other conditions. The purchase premiums and discounts associated with these assets are amortized or accreted to interest income over the estimated life of the related assets. The estimated life is calculated by projecting future prepayments and the resulting principal cash flows until maturity. Prepayment rate projections utilize actual prepayment speed experience and available market information on like-kind instruments. The prepayment rates form the basis for income recognition of premiums and discounts on the related assets. Changes in prepayment estimates may cause the earnings recognized on these assets to vary over the term that the assets are held, creating volatility in the net interest margin. Prepayment rate assumptions are monitored and updated monthly to reflect actual activity and the most recent market projections.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(N) Stock Compensation Plan

Through December 31, 2005, SNBV accounted for the Incentive Stock Option Plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under the Plan have an exercise price equal to the market value of the underlying common stock on the date of grant. All options granted under the Plan are fully vested as of December 31, 2005. The following table illustrates the effect on net income and earnings per share if Southern had applied the fair value recognition provisions of FASB Statement No. 123R, Accounting for Stock-Based Compensation, to stock-based compensation during the period from inception at April 14, 2005 through December 31, 2005:

(in thousands except per share data)
Net loss, as reported	$(2,256)
Total stock-based compensation expense determined under fair value based method for all awards	(619)

Pro forma net loss	$(2,875)

Net loss per share:
Basic—as reported	$(0.64)

Basic—pro forma	$(0.82)

Diluted—as reported	$(0.64)

Diluted—pro forma	$(0.82)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Dividend yield	0.00%
Expected life	10 years
Expected volatility	11.45%
Risk-free interest rate	4.38%

There have been no option grants during the six months ended June 30, 2006.

(O) Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (Revised 2004) (“SFAS No. 123R”), “Share-Based Payment,” in December 2004. SFAS No. 123R is a revision of FASB Statement 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and SNBV adopted the standard in the first quarter of fiscal 2006. The adoption of this statement did not have a material effect on the consolidated financial statements.

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. This new guidance had no material effect on SNBV’s consolidated financial statements upon implementation.

In March 2006, FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.” This statement amends FASB Statement No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material effect on the consolidated financial statements.

(P) Branch Acquisition

On December 2, 2005, Sonabank completed its acquisition of a branch office located in Clifton Forge, Virginia from First Community Bank, N. A. Cash in the amount of $32.5 million was received in the acquisition. Sonabank acquired $42.5 million in deposits, $7.1 million in loans, and $2.4 million in retail reverse repurchase agreements. The branch banking center and other assets were also purchased in the amount of $2.2 million. As part of the purchase price allocation, Sonabank recorded $3.1 million in core deposit intangibles. The core deposit intangible assets are being amortized over 7 years.

(Q) Business Combination

On July 10, 2006, SNBV signified a definitive Agreement and Plan of Merger with 1st Service Bank where, upon the closing of the merger agreement, 1st Service will merge with and into Sonabank. SNBV will pay a purchase price of 676,000 shares of its common stock (valued at $12.50 per share) and $4.6 million in cash for the acquisition. 1st Service is a federally chartered stock savings bank that operates three branch offices in Fairfax County, Virginia. As of June 30, 2006, 1st Service had approximately $124.4 million in assets, $101.5 million in deposits and $7.6 million in stockholders’ equity. SNBV expects to complete this acquisition late in the fourth quarter of 2006.

2. SECURITIES

The amortized cost, gross unrealized gains and losses and estimated fair value of securities at June 30, 2006 (unaudited) are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
Available for sale:
Collateralized mortgage obligations	$6,562	$—	$(65)	$6,497
Corporate Bonds	$6,582	1	$(13)	6,570
Federal Reserve Bank stock	1,020	—	—	1,020
Federal Home Loan Bank stock	534	—	—	534

	$14,698	$1	$(78)	$14,621

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
Held to maturity:
Mortgage-backed securities	$15,046	$—	$(402)	$14,644
U. S. Government Agency Securities	1,000	—	—	1,000
Collateralized mortgage obligations	15,426	—	(147)	15,279

	$31,472	$—	$(549)	$30,923

The amortized cost, gross unrealized gains and losses and estimated fair value of securities at December 31, 2005 are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
Available for sale:
Collateralized mortgage obligations	$7,213	$—	$(5)	$7,208
Federal Reserve Bank stock	1,020	—	—	1,020
Federal Home Loan Bank stock	68	—	—	68

	$8,301	$—	$(5)	$8,296

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
Held to maturity:
Mortgage-backed securities	$15,812	$—	$(142)	$15,670
Collateralized mortgage obligations	15,886	7	(1)	15,892

	$31,698	$7	$(143)	$31,562

The amortized cost and estimated fair value (in thousands) of securities at June 30, 2006 (unaudited), by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale
	Amortized Cost	Estimated Fair Value
Due after one year through five years	$1,628	$1,628
Due after ten years	11,516	11,439

	13,144	13,067
Federal Reserve Bank stock—restricted	1,020	1,020
Federal Home Loan Bank stock—restricted	534	534

	$14,698	$14,621

	Securities Held to Maturity
	Amortized Cost	Estimated Fair Value
Due after one year through five years	$1,000	$1,000
Due after ten years	30,472	29,923

	$31,472	$30,923

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and estimated fair value (in thousands) of securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale
	Amortized Cost	Estimated Fair Value
Due after one year through five years	$2,296	$2,296
Due after ten years	4,917	4,912

	7,213	7,208
Federal Reserve Bank stock—restricted	1,020	1,020
Federal Home Loan Bank stock—restricted	68	68

	$8,301	$8,296

	Securities Held to Maturity
	Amortized Cost	Estimated Fair Value
Due after ten years	$31,698	$31,562

Securities with an amortized cost of approximately $38 million were pledged to secure retail repurchase agreements, a line of credit under a repurchase agreement, deposits of public funds, and a line of credit for advances from the Federal Home Loan Bank of Atlanta (“FHLB”) as of June 30, 2006. There were no advances outstanding under the repurchase agreement line of credit at June 30, 2006. As of December 31, 2005, securities with an amortized cost of approximately $34 million were pledged to secure a line of credit under a repurchase agreement and a line of credit for advances from the Federal Home Loan Bank of Atlanta (“FHLB”). There were no outstanding FHLB advances at December 31, 2005.

There were no sales of securities during the six months ended June 30, 2006 or during the period from April 14, 2005 through December 31, 2005.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Southern to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The primary purpose of the investment portfolio is to generate income and meet liquidity needs of Southern through readily saleable financial instruments. The portfolio includes mortgage-backed securities and collaterized mortgage obligations, whose prices move inversely with rates. At the end of any accounting period, the investment portfolio has unrealized gains and losses. Southern monitors the portfolio which is subject to liquidity needs, market rate changes and credit risk changes to see if adjustments are needed. The primary concern in an unrealized loss situation is the credit quality of the business behind the instrument. There are 13 securities totaling approximately $33.6 million in the portfolio that are considered temporarily impaired at June 30, 2006. There are nine securities totaling approximately $25.6 million in the portfolio that are considered temporarily impaired at December 31, 2005. The temporary impairment is caused by higher interest rates since the purchase of the securities and will reverse if interest rates decline in the future; conversely, the temporary impairment will increase if interest rates increase. The following tables present information regarding temporarily impaired securities as of June 30, 2006 (unaudited):

	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses
Available for sale:
Corporate Bonds	$3,019	$(13)	$—	$—	$3,019	$(13)
Collateralized mortgage obligations	4,869	(65)	—	—	4,869	(65)

	$7,888	$(78)	$—	$—	$7,888	$(78)

	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses
Held to maturity:
Mortgage-backed securities	$12,767	$(345)	$1,878	$(57)	$14,645	$(402)
Collateralized mortgage obligations	11,050	(147)	—	—	11,050	(147)

	$23,817	$(492)	$1,878	$(57)	$25,695	$(549)

The following tables present information regarding temporarily impaired securities as of December 31, 2005:

	Less than 12 months		More than 12 months		Total
	Fair value	Losses	Fair value	Losses	Fair value	Losses
	(Unaudited)		(Unaudited)		(Unaudited)
Available for sale:
Collateralized mortgage obligations	$4,912	$(5)	$—	$—	$4,912	$(5)

	$4,912	$(5)	$—	$—	$4,912	$(5)

	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses
Held to maturity:
Mortgage-backed securities	$15,670	$(142)	$—	$—	$15,670	$(142)
Collateralized mortgage obligations	4,993	(1)	—	—	4,993	(1)

	$20,663	$(143)	$—	$—	$20,663	$(143)

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. LOANS

Loans are stated at their face amount, net of unearned income, and consist of the following (in thousands):

	As of June 30, 2006	As of December 31, 2005
	(Unaudited)
Mortgage loans on real estate:
Commercial	$49,723	$41,644
Construction, land and other loans	21,407	15,978
Residential 1-4 family	7,462	7,814
Multi- family residential	611	—
Equity lines of credit	2,839	1,125

Total real estate loans	82,042	66,561

Commercial Loans	7,922	6,720
Consumer Loans	2,757	2,011

Gross loans	92,721	75,292
Less unearned income on loans	358	261

Loans, net of unearned income	$92,363	$75,031

At June 30, 2006 and December 31, 2005, there was no recorded investment in loans which have been identified as impaired loans, in accordance with Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” (SFAS 114). There were no nonaccrual loans at June 30, 2006 and December 31, 2005, and there were no loans past due 90 days or more and accruing interest at June 30, 2006 and December 31, 2005.

4. ALLOWANCE FOR LOAN AND LEASE LOSSES

Activity in the allowance for loan and lease losses is summarized below (in thousands):

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Unaudited)	(Unaudited)
Balance, beginning of period	$1,020	$—	$—
Provision charged to operations	286	327	1,020
Recoveries credited to allowance	—	—	—

Total	1,306	327	1,020
Loans charged off	—	—	—

Balance, end of period	$1,306	$327	$1,020

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. BANK PREMISES AND EQUIPMENT

Bank premises and equipment are as follows (in thousands):

	As of June 30, 2006	As of December 31, 2005
	(Unaudited)
Land	$38	$38
Building and improvements	1,542	1,522
Leasehold improvements	453	468
Furniture and equipment	1,054	1,009

	3,087	3,037
Less accumulated depreciation and amortization	260	113

Bank premises and equipment, net	$2,827	$2,924

Depreciation and amortization expense for the six months ended June 30, 2006 was $147 thousand, and for the period from April 14, 2005 through June 30, 2005, depreciation and amortization expense was $14 thousand. Depreciation and amortization expense for the period from April 14, 2005 through December 31, 2005 was $113 thousand. Future minimum rental payments required under non-cancelable operating leases for bank premises that have initial or remaining terms in excess of one year as of December 31, 2005 are as follows (in thousands):

2006	$175
2007	180
2008	186
2009	192
2010	85
Thereafter	—

$818

The leases contain options to extend for periods of 2 to 6 years. Rental expense for the six months ended June 30, 2006 was $87 thousand, and for the period from April 14, 2005 through June 30, 2005, rental expense was $29 thousand. Rental expense for the period from April 14, 2005 through December 31, 2005 was $110 thousand.

6. GOODWILL AND INTANGIBLE ASSETS

Southern has adopted SFAS No. 142, Goodwill and Other Intangible Assets, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives but require at least an annual impairment review, and more frequently if certain impairment indicators are in evidence. As part of the purchase price allocation for the acquisition of the Clifton Forge branch, Southern recorded approximately $3.1 million in core deposit intangible assets which are being amortized over 7 years. Information concerning intangible assets is presented in the following table:

	As of June 30, 2006
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(Unaudited)
Amortizable core deposit intangibles	$3,028	$(255)	$2,773

	December 31, 2005
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Amortizable core deposit intangibles	$3,060	$(36)	$3,024

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expense of core deposit intangibles for the six months ended June 30, 2006 was $218 thousand, and there was no amortization expense for the period from April 14, 2005 through June 30, 2005. Amortization expense of core deposit intangibles for the period from April 14, 2005 through December 31, 2005 was $36 thousand. Estimated amortization expense of core deposit intangibles for the years ended December 31 follows (in thousands):

2006	$437
2007	437
2008	437
2009	437
2010	437
Thereafter	839

$3,024

7. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at June 30, 2006 and December 31, 2005 was $61.0 million and $31.0 million, respectively. At June 30, 2006 (unaudited), the scheduled maturities of time deposits are as follows (in thousands):

1 year or less	$66,639
1 - 2 years	5,124
2 - 3 years	1,180
3 - 4 years	1,909
4 - 5 years	662
Thereafter	—

$75,514

At December 31, 2005, the scheduled maturities of time deposits are as follows (in thousands):

2006	$30,768
2007	9,507
2008	1,905
2009	2,296
2010	690
Thereafter	—

$45,166

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. OTHER BORROWINGS

Short-term borrowings consist of the following as of June 30, 2006 (unaudited):

FHLB advances	$4,900
Securities sold under agreements to repurchase	3,210

$8,110

Weighted interest rate	4.93%

Average for the Six-month period ended June 30, 2006:
Outstanding balance	$10,140
Interest rate	4.46%

Maximum month-end outstanding balance	$11,114

Short-term borrowings consist of the following as of December 31, 2005:

Securities sold under agreements to repurchase	$12,406

Weighted interest rate	4.14%

Average for the period from inception at April 14, 2005 through December 31, 2005:
Outstanding balance	$2,241
Interest rate	4.09%

Maximum month-end outstanding balance	$15,724

9. STOCKHOLDERS’ EQUITY

SNBV completed its common stock offering in a private placement on April 14, 2005. Southern issued 3,500,000 shares of common stock with a par value of $0.01 per share at a price of $10.00 per share. The proceeds to SNBV amounted to approximately $34.5 million, net of costs of $428 thousand.

The organizers of SNBV advanced to SNBV $1.5 million to cover a substantial portion of the organizational and pre-opening expenses. In the event that the bank did not open, these persons would have borne the risk of loss with respect to these advances. In recognition of the financial risks undertaken, these individuals have received warrants to purchase shares of SNBV’s common stock. Warrants to purchase an aggregate of 75,000 shares of SNBV’s common stock were issued. The warrants are exercisable at a price of $10.00 per share and must be exercised within 10 years of the date the bank opened. SNBV has no obligation to register the warrants or the shares for which the warrants may be exercisable under the Securities Act of 1933, as amended.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. INCOME TAXES

Net deferred tax assets consist of the following components as of June 30, 2006 and December 31, 2005 (in thousands):

	For the Six Months Ended June 30, 2006	For the Period For Inception at April 14, 2005 Through December 31, 2005
Deferred tax assets:
Allowance for loan losses	$408	$339
Organizational and start-up costs	372	350
Deferred loan fees	166	89
Net operating loss carryforward	—	37
Unrecognized losses on securities available for sale	26	2

Total deferred tax assets	972	817

Deferred tax liabilities:
Depreciation	55	45

	917	772
Valuation allowance	(891)	(772)

Net deferred tax assets	$26	$—

The provision for income taxes consists of the following (in thousands):

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 through December 31, 2005
Current tax expense	$—	$—
Deferred tax benefit	—	—

Income tax expense	$—	$—

Southern has net operating loss carryforward of approximately $108 thousand at December 31, 2005, which expires in 2025.

The income tax expense differed from the amount of income tax determined by applying the U.S. Federal income tax rate of 34% to pretax income for the period from inception at April 14, 2005 through December 31, 2005 due to the following (in thousands):

	For the Six Months Ended June 30, 2006	For the Period For Inception at April 14, 2005 Through December 31, 2005
Computed “expected” tax expense (benefit)	$109	$(770)
Reduction in tax expense (benefit) resulting from:
Valuation allowance	(109)	770

Income tax expense	$—	$—

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. EMPLOYEE BENEFITS

Southern has a 401(k) plan that allows employees to make pre-tax contributions for retirement. The 401(k) plan provides for discretionary matching contributions by Southern. In 2005 and for the six months ended June 30, 2006, there were no matching contributions made by Southern. The 401(k) does not provide for investment in SNBV’s stock.

Southern has a stock option plan adopted in 2004 that authorized the reservation of up to 275,000 shares of common stock and provided for the granting of incentive options to certain employees. Under the plans, the option price cannot be less than the fair market value of the stock on the date granted. An option’s maximum term is ten years from the date of grant. Options granted under the plans may be subject to a graded vesting schedule.

A summary of changes in outstanding stock options during 2005 follows:

	Shares	Weighted Average Exercise Price
Options outstanding, January 1	—	$—
Granted	168,250	10.00
Forfeited	(3,500)	10.00
Exercised	—	—

Options outstanding, December 31	164,750	$10.00

Weighted average fair value per option of options granted during 2005		$3.68

A summary of options outstanding at June 30, 2006 (unaudited) follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 10.00	164,750	8.9 yrs	$10.00	164,750	8.9 yrs	$10.00

A summary of options outstanding at December 31, 2005 follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 10.00	164,750	9.4 yrs	$10.00	164,750	9.4 yrs	$10.00

There were no options granted, forfeited or exercised during the six months ended June 30, 2006.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Sonabank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve elements of credit and funding risk in excess of the amount recognized in the consolidated balance sheet.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SNBV’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and letters of credit is based on the contractual amount of these instruments. Southern uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless noted otherwise, Southern does not require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Southern evaluates each customer’s creditworthiness on a case-by-case basis. At June 30, 2006 and December 31, 2005, Southern had unfunded loan commitments approximating $38.3 million and $23.1 million, respectively.

Letters of credit written are conditional commitments issued by Southern to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Southern had no letters of credit outstanding as of June 30, 2006 and December 31, 2005.

13. EARNINGS PER SHARE

The following is a reconciliation of the denominators of the basic and diluted EPS computations (in thousands, except per share data):

	Income (Loss) (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
For the six months ended June 30, 2006
Basic EPS	$321	3,500	$0.09
Effect of Dilutive stock options and warrants	—	69	—

Diluted EPS (unaudited)	$321	3,569	$0.09

For the period from April 14, 2005 through June 30, 2005
Basic EPS	$(1,787)	3,500	$(0.51)
Effect of dilutive stock options and warrants	—	—	—

Diluted EPS (unaudited)	$(1,787)	3,500	$(0.51)

For the period from April 14, 2005 through December 31, 2005
Basic EPS	$(2,256)	3,500	$(0.64)
Effect of dilutive stock options and warrants	—	—	—

Diluted EPS	$(2,256)	3,500	$(0.64)

14. REGULATORY MATTERS

SNBV and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on SNBV’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action (PCA), Southern must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative measures established by regulation to ensure capital adequacy require Southern to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to average assets (as defined). Management believes, as of June 30, 2006 and as of December 31, 2005, that Southern meets all capital adequacy requirements to which it is subject.

The capital amounts and ratios for Southern and Sonabank are also presented in the following table:

	Consolidated		Sonabank, N. A.		Required for Capital Adequacy Purposes		Required in Order to Be Well Capitalized Under PCA
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of June 30, 2006 (unaudited)
Total capital to risk weighted assets	$31,170	28.28%	$31,120	28.24%	$8,817	8.00%	$11,022	10.00%
Tier 1 capital to risk weighted assets	29,864	27.10%	29,814	27.05%	4,409	4.00%	6,613	6.00%
Tier 1 capital to average assets	29,864	22.04%	29,814	22.01%	5,419	4.00%	6,774	5.00%
As of December 31, 2005
Total capital to risk weighted assets	$30,312	33.96%	$30,262	33.90%	$7,141	8.00%	$8,926	10.00%
Tier 1 capital to risk weighted assets	29,292	32.81%	29,242	32.76%	3,571	4.00%	5,356	6.00%
Tier 1 capital to average assets	29,292	35.38%	29,242	35.32%	3,312	4.00%	4,140	5.00%

15. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based on quoted market prices. However, in many instances, there are no quoted market prices for SNBV’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. Statement of Financial Accounting Statement (“SFAS”) No. 107, “Disclosures about Fair Value of Financial Instruments,” excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of Southern.

CASH AND CASH EQUIVALENTS

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

For investment securities available for sale and held to maturity, fair value is determined by quoted market price. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS

The fair value of performing loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

DEPOSITS

The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BORROWINGS

The carrying value of short-term borrowings is a reasonable estimate of fair value.

ACCRUED INTEREST

The carrying amounts of accrued interest approximate fair value.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At June 30, 2006 and at December 31, 2005, the fair value of loan commitments and standby letters of credit was immaterial.

The carrying amounts and estimated fair values of SNBV’s financial instruments are as follows (in thousands):

	June 30, 2006		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Unaudited)
Financial assets:
Cash and cash equivalents	$1,794	$1,794	$1,663	$1,663
Securities available for sale	14,621	14,621	8,296	8,296
Securities held to maturity	31,472	30,923	31,698	31,562
Net loans	91,057	91,413	74,011	73,991
Accrued interest receivable	592	592	480	480

Financial liabilities:
Deposits:
Checking accounts	10,956	10,596	12,577	12,577
Money market and savings accounts	17,938	17,938	19,520	19,520
Certificates of deposit	75,514	74,920	45,166	45,025
Short-term borrowings	8,110	8,110	12,406	12,406
Accrued interest payable	392	392	186	186

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. PARENT COMPANY FINANCIAL INFORMATION

SNBV owns all of the outstanding shares of Sonabank. Summary financial statements of the parent company follow:

BALANCE SHEETS

(in thousands)

	As of
	June 30, 2006	December 31, 2005
	(Unaudited)
ASSETS
Cash	$50	$50
Investment in subsidiary	32,536	32,263

Total assets	$32,586	$32,313

LIABILITIES AND STOCKHOLDERS’ EQUITY
Stockholders’ equity:
Common stock	$35	$35
Surplus	34,537	34,537
Accumulated deficit	(1,935)	(2,256)
Accumulated other comprehensive loss	(51)	(3)

Total stockholders’ equity	32,586	32,313

Total liabilities and stockholders’ equity	$32,586	$32,313

STATEMENTS OF OPERATIONS

(in thousands)

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Unaudited)	(Unaudited)
Equity in undistributed income (loss) of subsidiary	$321	$(1,787)	$(2,256)

Net income (loss)	$321	$(1,787)	$(2,256)

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENTS OF CASH FLOWS

(in thousands)

	For the Six Months Ended June 30, 2006	For the Period From Inception at April 14, 2005 Through June 30, 2005	For the Period From Inception at April 14, 2005 Through December 31, 2005
	(Unaudited)	(Unaudited)
Operating activities:
Net income (loss)	$321	$(1,787)	$(2,256)
Adjustments to reconcile net income (loss) to net cash cash equivalents provided by operating activities:
Equity in undistributed net income (loss) of subsidiary	(321)	1,787	2,256

Net cash and cash equivalents provided by operating activities	—	—	—

Investing activities:
Investment in subsidiary	—	(33,579)	(34,522)

Net cash and cash equivalents used in investing activities	—	(33,579)	(34,522)

Financing activities:
Issuance of common stock	—	34,572	34,572

Net cash and cash equivalents provided by financing activities	—	34,572	34,572

Increase (decrease) in cash and cash equivalents	—	993	50
Cash and cash equivalents at beginning of period	50		—

Cash and cash equivalents at end of period	$50	$993	$50

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

The following tables present financial data after giving effect to the completion of: the proposed acquisition of 1st Service Bank.

The pro forma financial data gives effect to the proposed acquisition under the purchase accounting method in accordance with accounting principles generally accepted in the United States. The unaudited pro forma combined condensed consolidated financial statements combine the historical condensed consolidated financial statements of Southern National Bancorp of Virginia, Inc. and 1st Service Bank giving effect to the acquisition as if it had been effective on June 30, 2006, with respect to the unaudited pro forma combined condensed consolidated balance sheet, and as of January 1, 2005, with respect to the unaudited pro forma combined condensed statements of income.

The information for the year ended December 31, 2005 is derived from the audited consolidated financial statements, including the related notes, of Southern National Bancorp of Virginia, Inc. and 1st Service Bank. You should read the unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2005 in conjunction with the historical financial statements described above that have been included in this prospectus. The information as of and for the six months ended June 30, 2006 is derived from SNBV’s and 1st Service’s unaudited condensed consolidated financial statements, including related notes, as of and for the six months ended June 30, 2006, included in this prospectus. You should read the unaudited pro forma combined condensed consolidated statement of income for the six months ended June 30, 2006 in conjunction with the historical financial statements described above that have been included in this prospectus.

We expect to incur reorganization and restructuring expenses as a result of the pending acquisition. The effect of the estimated merger and reorganization costs expected to be incurred in connection with the proposed acquisition has been reflected in the unaudited pro forma combined condensed consolidated balance sheet. We also anticipate that the acquisition will provide the combined company with certain future financial benefits that include reduced operation expenses and opportunities to earn more revenue. However, we do not reflect any of those anticipated cost savings or benefits in the pro forma financial information. Therefore, the pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma financial information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout the periods presented. We have included in the pro forma financial statements all the adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the historical periods.

Given the information regarding the proposed acquisition, the actual consolidated financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because, among other reasons:

•	Assumptions used in preparing the pro forma financial data may be revised in the future due to changes in values of assets, including finalization of a core deposit intangible, and changes in operating results between the dates of the unaudited pro forma financial data and the date on which the acquisition takes place; and

•	Adjustments may need to be made to the unaudited historical financial data upon which such pro forma data are based.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED BALANCE SHEET

As of June 30, 2006

	SOUTHERN NATIONAL BANCORP	1ST SERVICE BANK	ADJUSTMENTS		COMBINED PRO FORMA
	(Dollars in thousands)
Assets:
Cash and cash equivalents	$1,794	$2,786	$(4,670	)b	$1,410
			1,500	b
Securities available for sale, at fair value	14,621	900			15,521
Securities held to maturity, at amortized cost	31,472	5			31,477
Loans held for sale	—	1,212			1,212
Loans, net of unearned income	92,363	117,440	(1,120	)c	208,683
Allowance for loan losses	(1,306)	(899)			(2,205)
Bank premises and equipment, net	2,827	705			3,532
Core deposit intangibles, net	2,773	—	2,497	d	5,270
Goodwill	—	—	6,351	d	6,351
Other assets	1,017	2,261			3,278

Total Assets	$145,561	$124,410	$4,558		$274,529

Liabilities and Stockholders’ Equity:
Liabilities:
Noninterest-bearing deposits	$6,548	$13,654	$—		$20,202
Interest-bearing deposits	97,860	87,829			185,689
Short-term borrowings	8,110	14,000	1,500	b	23,610
Other liabilities	457	1,293	2,242	e	3,992

Total Liabilities	112,975	116,776	3,742		233,493

Stockholders’ Equity:
Common stock	35	9	7	f	42
			(9	)f
Surplus	34,537	8,687	8,443	f	42,980
			(8,687	)f
Accumulated deficit	(1,935)	(1,062)	1,062	g	(1,935)
Accumulated other comprehensive loss	(51)	—			(51)

Total Stockholders’ Equity	32,586	7,634	816		41,036

Total Liabilities and Stockholders’ Equity	$145,561	$124,410	$4,558		$274,529

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED STATEMENT OF INCOME

For the Six Months Ended June 30, 2006

	SOUTHERN NATIONAL BANCORP	1ST SERVICE BANK	ADJUSTMENTS			COMBINED PRO FORMA
	(In thousands, except per share data)
Interest and dividend income:
Interest and fees on loans	$3,421	$3,910	$			$7,331
Interest on deposits in other banks	55	11				66
Interest and dividends on securities:	972	40				1,012

Total interest and dividend income	4,448	3,961		—		8,409

Interest expense:
Interest on deposits	1,619	1,497				3,116
Interest on short-term borrowings	224	697				921

Total interest expense	1,843	2,194		—		4,037

Net interest income	2,605	1,767		—		4,372

Provision for loan losses	286	64				350

Net interest income after provision for loan losses	2,319	1,703		—		4,022

Noninterest income:
Service charges and other income	119	34				153

Total noninterest income	119	34		—		153

Noninterest expenses:
Salaries and benefits	1,029	809				1,838
Occupancy expenses	327	352				679
Organizational costs	—	—				—
Amortization of core deposit intangible	218	—		180	a	398
Other operating expenses	543	806				1,349

Total noninterest expenses	2,117	1,967		180		4,264

Income (loss) from continuing operations before income taxes	321	(230)		(180)		(89)
Income tax expense (benefit)	—	—		—		—

Income (loss) from continuing operations	$321	$(230)		$(180)		$(89)

Per share information:
Weighted average shares outstanding
Basic	3,500,000	868,460		(192,460)		4,176,000
Diluted	3,568,500	868,460		(192,460)		4,176,000
Earnings (loss) from continuing operations per share, basic and diluted	$0.09	$(0.26)				$(0.02)

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2005

	SOUTHERN NATIONAL BANCORP (1)	1ST SERVICE BANK	ADJUSTMENTS			COMBINED PRO FORMA
	(In thousands, except per share data)
Interest and dividend income:
Interest and fees on loans	$1,534	$6,225	$			$7,759
Interest on deposits in other banks	194	6				200
Interest and dividends on securities:	667	63				730

Total interest and dividend income	2,395	6,294		—		8,689

Interest expense:
Interest on deposits	514	1,989				2,503
Interest on short-term borrowings	91	969				1,060

Total interest expense	605	2,958		—		3,563

Net interest income	1,790	3,336		—		5,126

Provision for loan losses	1,020	228				1,248

Net interest income after provision for loan losses	770	3,108		—		3,878

Noninterest income:
Service charges and other income	51	180				231
Gain on sale of loans	—	84				84

Total noninterest income	51	264		—		315

Noninterest expenses:
Salaries and benefits	1,079	1,472				2,551
Occupancy expenses	289	539				828
Organizational costs	1,212	—				1,212
Amortization of core deposit intangible	36	—		360	a	396
Other operating expenses	461	747				1,208

Total noninterest expenses	3,077	2,758		360		6,195

Income (loss) from continuing operations before income taxes	(2,256)	614		(360)		(2,002)
Income tax expense (benefit)	—	—		—		—

Income (loss) from continuing operations	$(2,256)	$614		$(360)		$(2,002)

Per share information:
Weighted average shares outstanding
Basic	3,500,000	857,460		(181,460)		4,176,000
Diluted	3,500,000	857,460		(181,460)		4,176,000
Earnings (loss) from continuing operations per share, basic and diluted	$(0.64)	$0.72				$(0.48)

(1)	For the period from inception at April 14, 2005 through December 31, 2005.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: PURCHASE PRICE AND FUNDING OF 1ST SERVICE ACQUISITION

Based on an estimated share price of $12.50 for SNBV’s common stock, in connection with the execution of the merger agreement, the estimated total consideration to be paid in connection with the 1st Service Bank acquisition is $13.1 million, consisting of $8.45 million in stock consideration and $4.67 million in cash consideration. SNBV will use currently available funds and additional borrowings as the source for the cash consideration. Does not include the potential exercise of outstanding 1st Service stock options to acquire 61,750 shares of 1st Service common stock. If such options were exercised prior to the closing of the merger, SNBV would issue, in addition to the 676,000 shares of SNBV common stock to be issued in the merger, up to an additional approximately 32,000 shares to 1st Service stockholders in the merger.

NOTE 2: ALLOCATION OF PURCHASE PRICE

The purchase price of 1st Service Bank has been allocated as follows (in thousands):

Cash and cash equivalents	$2,786
Securities available for sale, at fair value	900
Securities held to maturity, at amortized cost	5
Loans, net of unearned income	117,532
Allowance for loan losses	(899)
Bank premises and equipment, net	705
Core deposit intangibles, net	2,497
Goodwill	6,351
Other assets	2,261
Noninterest-bearning deposits	(14,114)
Interest-bearing deposits	(87,829)
Short-term borrowings	(14,000)
Other liabilities	(3,075)

Total purchase price	$13,120

In allocating the purchase price, other liabilities were increased $2.2 million representing the estimated merger costs.

NOTE 3: KEY TO PRO FORMA ADJUSTMENTS

Summarized below are the pro forma adjustments necessary to reflect the acquisition of 1st Service Bank based on the purchase method of accounting:

a. Amortization expense related to the estimated core deposit intangible. The core deposit intangible will be amortized over its estimated useful life of 7 years.

b. Cash is increased by $1.5 million to reflect additional short term borrowings, and decreased by the $4.7 million used for the purchase price.

c. $80 million of residential mortgage loans were written down to fair value of $78.9 million, resulting in a discount of $1.1 million.

d. Goodwill and core deposit intangibles resulting from the purchase method of accounting. See Note 2.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e. Adjustment of other liabilities related to accrued merger costs. Estimated accrued merger costs of $2.2 million include $826 thousand payable pursuant to employment agreements, $500 thousand to terminate data processing contracts, $231 thousand payable to investment advisers, $150 thousand for legal costs, and $500 thousand related to accounting and other miscellaneous costs.

f. Issuance of common stock in the amount of $8.5 million to 1st Service Bank stockholders less the elimination of $8.7 million of 1st Service Bank common stock.

g. Elimination of 1st Service Bank accumulated deficit.

NOTE 4: GENERAL

During the six months ended June 30, 2006, the mortgage division of 1st Service Bank incurred a loss of $685 thousand, including operating losses through April 2006, when management decided to close the division, and approximately $290 thousand of termination costs. The operations of the mortgage banking division are reflected as discontinued operations in the accompanying financial statements.

Also, during the six month period ended June 30, 2006, 1st Service Bank recorded a one-time charge to reflect amortization of deferred costs related to loans that had been paid in full.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

1st Service Bank

McLean, Virginia

We have audited the accompanying balance sheets of 1st Service Bank as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Service Bank as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments described in Note 15 that were applied to restate the December 31, 2005 and 2004 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

/s/ Thompson, Greenspon & Co., P.C.

Fairfax, Virginia

September 5, 2006

1st SERVICE BANK

BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
	(Restated)	(Restated)
ASSETS
Cash and due from banks	$2,864,989	$2,276,907
Federal funds sold	41,000	—
Loans held for sale	10,445,718	12,599,536
Other investments	1,823,100	899,400
Loans receivable	111,392,158	81,596,564
Allowance for possible loan losses	(835,479)	(607,710)

Net Loans	110,556,679	80,988,854

Bank premises and equipment, net	498,963	417,343
Accrued interest receivable	408,174	259,746
Mortgage servicing rights, net	811,099	325,593
Prepayments and other assets	1,049,617	261,651

Total Assets	$128,499,339	$98,029,530

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Demand deposits
Non-interest bearing	$12,867,029	$7,191,501
Interest bearing	3,025,115	2,576,688
Money market and savings	20,785,689	26,261,667
Time deposits	45,355,979	33,865,230

Total Deposits	82,033,812	69,895,086
Federal funds purchased	1,500,000	2,167,000
FHLB advances	35,500,000	17,000,000
Accrued interest payable	240,161	84,018
Other accrued expenses	797,565	652,876

Total Liabilities	120,071,538	89,798,980

Stockholders’ Equity
Preferred stock, $.01 par value, 5,000,000 shares authorized: no shares issued and outstanding	—	—
Common stock, $.01 par value, 25,000,000 shares authorized: 857,460 shares issued and outstanding	8,575	8,575
Additional paid-in capital	8,566,025	8,566,025
Retained earnings (deficit)	(146,799)	(344,050)

Total Stockholders’ Equity	8,427,801	8,230,550

Total Liabilities and Stockholders’ Equity	$128,499,339	$98,029,530

The Notes to the Financial Statements are an integral part of these statements.

1st SERVICE BANK

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
	(Restated)	(Restated)
Interest Income
Interest and fees on loans	$6,225,269	$4,259,687
Interest on investment securities	62,959	24,156
Interest on Federal funds sold	5,574	31,082

Total Interest Income	6,293,802	4,314,925

Interest Expense
Interest on deposits	1,988,718	1,567,838
Interest on borrowed funds	969,252	56,045

Total Interest Expense	2,957,970	1,623,883

Net Interest Income	3,335,832	2,691,042
Provision for Possible Loan Losses	227,769	254,865

Net Interest Income after Provision for Possible Loan Losses	3,108,063	2,436,177

Other Income
Gain on sale of loans	83,991	47,566
Service charges and other income	180,584	59,684

Total Other Income	264,575	107,250

Operating Expenses
Officer and employee compensation and benefits	1,472,216	1,220,028
Occupancy and equipment expense	539,179	350,568
Data processing	189,864	171,525
Mortgage division expense	0	0
Other operating expenses	556,800	529,471

Total Operating Expenses	2,758,059	2,271,592

Income from Continuing Operations before Income Taxes	614,579	271,835
Provision for Income Taxes	—	—

Income from Continuing Operations	614,579	271,835
Discontinued Operations (Note 15)
(Loss) gain from operations of mortgage division	(417,328)	101,942
Income tax benefit (expense)	—	—

Net Income	$197,251	$373,777

Net Income Per Share, Basic and Diluted	$0.23	$0.44

Weighted Average Shares Outstanding, Basic and Diluted	857,460	857,460

The Notes to the Financial Statements are an integral part of these statement.

1st SERVICE BANK

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Total Stockholders’ Equity
	(Restated)
Balances, December 31, 2003	$8,575	$8,566,025	$(717,827)	$7,856,773
Net income	—	—	373,777	373,777

Balances, December 31, 2004	8,575	8,566,025	(344,050)	8,230,550
Net income	—	—	197,251	197,251

Balances, December 31, 2005	$8,575	$8,566,025	$(146,799)	$8,427,801

The Notes to Financial Statements are an integral part of these statements.

1st SERVICE BANK

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
	(Restated)	(Restated)
Cash Flows from Operating Activities
Net income	$197,251	$373,777
Noncash items included in net income
Provision for possible loan losses	227,769	254,865
Depreciation and amortization	129,660	104,634
Loss on disposal of bank asset	—	772
(Increase) decrease in
Loans held for sale	2,153,818	(1,641,848)
Accrued interest receivable	(148,428)	(117,309)
Mortgage servicing rights	(485,506)	(325,593)
Prepaids and other assets	(787,966)	(56,114)
Increase (decrease) in
Accrued interest payable	156,143	(8,525)
Other accrued expenses	144,689	(21,526)

Net Cash Provided (Used) by Operating Activities	1,587,430	(1,436,867)

Cash Flows from Investing Activities
Federal funds sold, net	(41,000)	6,500,000
Loans made, net	(29,795,594)	(34,863,301)
Purchases of other investments	(923,700)	(260,001)
Acquisition of bank equipment	(210,780)	(84,335)
Proceeds from sale of asset	—	6,433

Net Cash Used by Investing Activities	(30,971,074)	(28,701,204)

Cash Flows from Financing Activities
Increase in deposits, net	12,138,726	10,954,831
Net (decrease) increase in Federal funds purchased	(667,000)	2,167,000
Proceeds from FHLB advances	18,500,000	17,000,000

Net Cash Provided by Financing Activities	29,971,726	30,121,831

Net Increase (Decrease) in Cash and Due from Banks	588,082	(16,240)
Cash and Due from Banks, beginning of year	2,276,907	2,293,147

Cash and Due from Banks, end of year	$2,864,989	$2,276,907

Supplemental Information
Cash paid during the year for interest	$2,801,827	$1,632,408

Cash paid during the year for income taxes	$—	$—

The Notes to the Financial Statements are an integral part of these statements.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of 1st Service Bank conform to generally accepted accounting principles and reflect practices of the banking industry. The policies are summarized below.

Nature of Operations

1st Service Bank (the Bank) is a Federal savings bank chartered under Section (5) of the Home Owner’s Loan Act. The Bank is subject to the rules and regulations of the Office of Thrift Supervision. The Bank provides banking services at its branch office in McLean, Virginia and mortgage division office in Annandale, Virginia. The Bank serves customers primarily in the Northern Virginia area.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

The determination of the adequacy of the allowance for possible loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

Loans and Loan Fees

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay off generally are stated at the principal amount outstanding, less the allowance for possible loan losses and net of deferred loan fees and unearned discounts. Interest on loans is generally computed using the simple interest method. Unearned discounts on loans are recognized as income over the term of the loan using a method that approximates the interest method.

Loan fees and related direct loan origination costs are deferred and amortized as a yield adjustment over the estimated average life of the loan using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on non-accrual status.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent. In all cases, loans are placed on non-accrual status or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Possible Loan Losses

The allowance for possible loan losses is maintained at a level that, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations,

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Possible Loan Losses (continued)

trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for possible loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for possible loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for possible loan losses. Past due status is determined based on contractual terms.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Aggregate gains and fees on loans sold in 2005 and 2004 totaled $1,185,224 and $1,613,940, respectively.

Other Investments

Other investments consist of Federal Home Loan Bank stock, which is considered restricted investment securities, carried at cost, and are evaluated for impairment by management on an annual basis.

Mortgage Servicing Rights

Servicing assets are recognized as separate assets when rights are acquired through purchase or sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds, and default rates and losses. Capitalized servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche. If the Bank later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mortgage Servicing Rights (continued)

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Bank Premises and Equipment

Fixed assets are presented at cost, net of accumulated depreciation. Fixed assets, consisting primarily of furniture and equipment, are depreciated over estimated useful lives of five to ten years using the straight-line method. Leasehold improvements are amortized over the shorter of the asset life or the lease period using the straight-line method.

Expenditures for maintenance, repairs and improvements that do not materially extend the useful lives of property and equipment are charged to earnings. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and the effect is reflected in earnings.

Income Taxes

The Bank utilizes an asset and liability approach to accounting for income taxes. The objective is to recognize the amount of income taxes payable or refundable in the current year based on the income tax return and the deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Bank’s financial statements or tax returns. Deferred income taxes are adjusted to reflect changes in tax laws or rates in the year of enactment.

Income per Common Share

The Bank has adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, which establishes standards for computing and presenting earnings per share (EPS) for entities with publicly held common stock. The standard requires presentation of two categories of earnings per share, basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Bank. The Bank does not have any contracts or options with a dilutive effect, therefore basic EPS and diluted EPS are equal.

Stock Compensation Plans

Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), whereby compensation cost is the excess, if any, of the quoted market price at the stock grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Bank’s stock option plan have no intrinsic value at the grant date, and under APB No. 25, no compensation cost is recognized for them. The Bank adopted the disclosure-only provisions of SFAS No. 123.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Compensation Plans (continued)

In December 2004, the FASB issued SFAS No. 123(R), Shared-Based Payment, which is a revision of SFAS No. 123, SFAS No. 123(R) is effective for annual periods beginning after December 15, 2005, supersedes APB Opinion No. 25, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Cash and Cash Equivalents

The Bank considers all cash and amounts due from depository institutions, excluding Federal funds sold, to be cash equivalents for purposes of the statements of cash flows.

The Bank is required by regulatory authorities to maintain a specific portion of its assets in the form of legal cash reserves, computed by applying prescribed percentages to its various types of deposits. When the Bank’s vault cash reserves and balances maintained at the Federal Reserve Bank are in excess of that required, it may lend the excess to other banks on a daily basis. The average balance required to be maintained at the Federal Reserve Bank was approximately $172,000 and $136,000 as of December 31, 2005 and 2004, respectively.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under line of credit arrangements and letters of credit. Such financial instruments are recorded when they are funded.

Rate Lock Commitments

The Bank enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. To minimize interest rate risk, it is the practice of the Bank to sell virtually all fixed rate second mortgage loans within 60 days of origination. At December 31, 2005, the effect on the Bank’s financial position was not material.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

2. LOANS RECEIVABLE

Loans receivable consist of the following at December 31:

	2005	2004
Residential real estate loans	$80,177,054	$60,264,725
Consumer loans	9,794,906	8,565,470
Small business loans	5,466,045	4,065,277
Construction and land acquisition loans	2,474,257	3,017,187
Commercial real estate loans	11,643,356	3,910,696
Multi-family residential	1,119,541	1,140,303
Deferred loan fees	(96,151)	(57,220)
Deferred loan costs	813,150	690,126

Subtotal	111,392,158	81,596,564
Allowance for possible loan losses	(835,479)	(607,710)

Net	$110,556,679	$80,988,854

An analysis of the allowance for possible loan losses is as follows at December 31:

	2005	2004
Balance beginning of period	$607,710	$352,887
Provision for possible loan losses	227,769	254,865
Loans charged-off	—	(42)

Totals	$835,479	$607,710

The Bank has entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amounts of loans to such related parties were $1,229,360 and $1,247,714 at December 31, 2005 and 2004, respectively. New loans made to such related parties amounted to $345,000 and $744,500 during 2005 and 2004, respectively. Payments made by such related parties amounted to $363,354 and $566,982 during 2005 and 2004, respectively.

3. MORTGAGE SERVICING RIGHTS

The Bank began retaining servicing on certain loan pool sales during 2004. Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances of loans serviced for others was $70,869,240 and $39,123,720 at December 31, 2005 and 2004, respectively.

The fair value of these rights were $811,099 and $325,593 at December 31, 2005 and 2004, respectively. The fair value of servicing rights was determined using discount rates ranging from 12 to 14 percent, prepayment speeds (PSA) ranging from 190 to 370 percent, depending upon the stratification of the specific right, and a weighted average default rate of 0 percent.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

3. MORTGAGE SERVICING RIGHTS (continued)

The following summarizes the activity in mortgage servicing rights for the years ended December 31:

	2005	2004
Balance at beginning of year	$325,593	$—
Mortgage servicing rights capitalized	565,763	357,093
Mortgage servicing rights amortized	(80,257)	(31,500)
Provision for loss in fair value	—	—

Balance at end of year	$811,099	$325,593

4. BANK PREMISES AND EQUIPMENT

Bank premises and equipment include the following at December 31:

	2005	2004
Furniture and equipment	$576,608	$523,516
Leasehold improvements	213,925	151,896
Software	156,412	78,297
Vehicles	28,013	10,468

Total Cost	974,958	764,177
Less: accumulated depreciation and amortization	(475,995)	(346,334)

Net	$498,963	$417,843

Depreciation and amortization expense was $129,660 and $104,634 for the years ended December 31, 2005 and 2004, respectively.

5. DEPOSITS

Time certificates of deposit in denominations of $100,000 or more, totaled $21,933,379 and $13,520,960 as of December 31, 2005 and 2004, respectively.

At December 31, 2005, the schedule of maturities of time deposits is as follows:

2006	$24,843,004
2007	16,668,937
2008	2,735,410
2009	963,237
2010	143,391

Total	$45,355,979

The Bank held related party deposits of approximately $11,003,134 and $3,909,928 at December 31, 2005 and 2004, respectively.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

6. BORROWINGS

The Bank had borrowings outstanding as follows:

December 31, 2005	Interest Rate	Maturity	Balance
Federal Funds Purchased	4.30% Variable Rate	Demand	$1,500,000
FHLB Advances	4.40% Variable Rate	June 6, 2006	35,500,000

			$37,000,000

December 31, 2004	Interest Rate	Maturity	Balance
Federal Funds Purchased	1.56% Variable Rate	Demand	$2,167,000
FHLB Advances	1.30% Variable Rate	September 14, 2005	17,000,000

			$19,167,000

The Bank has $5,500,000 of unsecured Federal fund lines of credit with various correspondent banks. The rate of interest charged fluctuates daily in response to market conditions.

Total mortgage loans pledged as available collateral for Federal Home Loan Bank (FHLB) advances were $79,627,587 and $58,821,987 at December 31, 2005 and 2004, respectively.

Interest expense on borrowed funds was $969,252 and $56,045 for the years ended December 31, 2005 and 2004, respectively.

7. REGULATORY MATTERS

The Bank is subject to various regulatory’ capital requirements administered by its primary Federal regulator, the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier 1 risk-based capital to risk-weighted assets (as defined in the regulations), Tier 1 capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined).

At December 31, 2005, based on regulatory capital ratios reported to the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank would have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank’s prompt corrective action category.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

7. REGULATORY MATTERS (continued)

	Actual		For Capital Adequacy Purposes *
	Amount	Ratio	Amount	Ratio
	(dollars in thousands)		(dollars in thousands)
As of December 31, 2005
Total Risk-based Capital (to Risk-weighted Assets)	$9,263	11.87%	$—	8.00%
Tier 1 Risk-based Capital (to Risk-weighted Assets)	$8,428	10.80%	$—	4.00%
Tier 1 (Core) Capital (to Adjusted Total Assets)	$8,428	6.57%	$5,140	4.00%
Tangible Capital (to Adjusted Total Assets)	$8,428	6.57%	$1,927	1.50%

	Actual		For Capital Adequacy Purposes *
	Amount	Ratio	Amount	Ratio
	(dollars in thousands)		(dollars in thousands)
As of December 31, 2004
Total Risk-based Capital (to Risk-weighted Assets)	$8,828	15.29%	$4,618	8.00%
Tier 1 Risk-based Capital (to Risk-weighted Assets)	$8,230	14.26%	$2,309	4.00%
Tier 1 (Core) Capital (to Adjusted Total Assets)	$8,230	8.42%	$3,911	4.00%
Tangible Capital (to Adjusted Total Assets)	$8,230	8.42%	$1,467	1.50%

*	For Capital Adequacy Purposes and to be Adequately Capitalized under the Prompt Corrective Action Provisions.

8. INCOME TAXES

Net deferred tax assets and liabilities consisted of the following components as of December 31:

	2005	2004
Deferral Source
Organizational expenses	$—	$61,000
Net operating loss	131,000	176,000
Unearned loan costs, net	(327,000)	(234,000)
Loan loss reserve	282,000	205,000
Depreciation	(46,000)	(90,000)

	40,000	118,000
Less: Valuation allowance	(40,000)	(118,000)

Net	$—	$—

Net operating loss carryforwards of approximately $385,000 at December 31, 2005, expire in 2022.

9. OPERATING LEASES AND LEASE OPTION AGREEMENT

In November 2000, the Bank entered into a lease agreement for its main office and branch facility in McLean, Virginia. The lease provides for a term of five years that expired on October 31, 2005. The lease contains an option to extend for five additional five-year periods. The first of these renewal options was exercised during 2005 extending the lease through October 31, 2010. Total base annual lease payments are

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

9. OPERATING LEASES AND LEASE OPTION AGREEMENT (continued)

approximately $215,000. Beginning with the first option period (years 6 - 10), the base annual lease payment will increase annually by the lessor of 3.5 percent or the average of the preceding 12 months Consumer Price Index (CPI). In addition to the base lease payments, the Bank is responsible for their portion of property taxes and building operating expenses, which are allocated on a square foot basis.

During 2001, the Bank entered into a lease agreement for its mortgage division in Annandale, Virginia. The lease term expired in June 2005 and was extended to June 30, 2007. Total base annual lease payments are approximately $103,000, increasing by a CPI adjustment of not less than two percent or more than five percent annually.

In July 2005, the Bank entered into a lease agreement for a branch facility located in Fairfax, Virginia. The agreement provides for a term of 120 months, ending August 31, 2015. Total base annual lease monthly payments are $11,784 for the first year, increasing three percent per annum, thereafter. In addition to the base lease payments, the Bank is responsible for their portion of property taxes and building operating expenses, which are allocated on a square foot basis.

In October 2005, the Bank entered into a lease agreement for a branch facility located in Reston, Virginia. The agreement provides for a term of 120 months, ending November 30, 2015. Total base annual lease payments are $75,000 for the first year, increasing three percent per annum, thereafter.

Rent expense was $432,735 and $341,093 for the years ended December 31, 2005 and 2004, respectively.

The following are the minimum lease payments:

Years ending December 31:
2006	$537,500
2007	499,843
2008	462,647
2009	477,682
2010	450,741
2011 and thereafter	1,262,801

Total	$3,691,214

10. RELATED PARTY TRANSACTIONS

The Bank paid $19,009 during 2005 and $16,488 during 2004 to the law firm of a director and stockholder of the Bank who serves as legal counsel for the Bank.

11. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT

In the normal course of business, the Bank incurs certain contingent liabilities that are not reflected in the accompanying financial statements. Commitments under unfunded loan and standby letters of credit commitments approximated $17,755,000 and $22,290,000 as of December 31, 2005 and 2004, respectively. The Bank does not anticipate any material losses as a result of these commitments.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

11. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT (continued)

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties.

The concentrations of credit by type of loan are set forth in Note 2. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank does not extend credit to any single borrower or group of related borrowers in excess of their legal limit.

Loans Sold with Recourse

Loans sold with recourse totaling $6,787,000 and $6,654,000 at December 31, 2005 and 2004, respectively, represent off-balance-sheet risk in the normal course of business. At December 31, 2005 and 2004, a liability for credit losses applicable to loans sold with recourse has not been established as management feels that future losses are unlikely.

12. DEFINED CONTRIBUTION PLAN

The Bank adopted a Defined Contribution Plan that authorizes a maximum voluntary salary deferral of up to 25 percent of compensation. Employees are eligible to participate after one month of employment. The Bank reserves the right to make annual discretionary contributions to the accounts of eligible employees. Employer contributions were $29,554 and $0 for the years ended December 31, 2005 and 2004, respectively.

13. RESTRICTIONS ON DIVIDENDS

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

14. STOCK OPTION PLAN

On January 12, 2001, the Bank and its stockholders adopted a Stock Option Plan (the Plan). The total number of shares of common stock granted under the Plan may not exceed 83,121 shares. This is ten percent of the number of shares of common stock issued by the Bank in connection with its initial public offering, less 2,500 shares that were granted by the Bank to organizers in connection with its initial public offering who are not directors or officers of the Bank. The Plan is to be administered by a committee of the Board of Directors of the Bank, which has the authority to grant shares to key employees, officers and directors. All stock options must be granted within ten years of the effective date of the Plan. Under the Plan, the option price of the shares must be granted at not less than the fair market value on the date of grant and the option terms may not exceed ten years.

	Number of Shares	Option Price Per Share
Outstanding, December 31, 2003	75,750	$10 - 11
Grants	—	—
Exercised	—	—

Outstanding, December 31, 2004	75,750	10-11
Grants	—	—
Exercised	—	—
Forfeited	3,000	10

Outstanding, December 31, 2005	72,750	$10 - 11

The vesting period of the outstanding options is as follows:

Vested and exercisable	72,250
2006	500

72,750

Compensation costs under SFAS No. 123 are recognized when the options are vested and exercisable. There were no pro forma compensation costs for options in 2005 and 2004.

15. DISCONTINUED OPERATIONS

As part of continuing efforts to improve earnings, management decided to close the mortgage division of the Bank in April 2006. The Bank will make charges to income in the second quarter of 2006, with all costs to be incurred by the third quarter. The charges are principally comprised of severance payments to employees, losses on disposal of assets, and termination agreements with vendors.

The Bank’s statements of operations have been restated for all periods presented to reflect the discontinuance of the above described operations.

1st SERVICE BANK

BALANCE SHEETS

	As of
	June 30, 2006	December 31, 2005
	(unaudited)	(Restated)
ASSETS
Cash and due from banks	$2,786,632	$2,864,989
Federal funds sold	13,000	41,000
Loans held for sale	1,212,408	10,445,718
Other investments	891,624	1,823,100

Loans receivable	117,439,769	111,392,158
Allowance for possible loan losses	(899,393)	(835,479)

Net Loans	116,540,376	110,556,679

Bank premises and equipment, net	704,813	498,963
Accrued interest receivable	473,711	408,174
Mortgage servicing rights, net	764,849	811,099
Prepayments and other assets	1,022,541	1,049,617

Total Assets	$124,409,954	$128,499,339

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Demand deposits
Non-interest bearing	$13,653,650	$12,867,029
Interest bearing	4,227,063	3,025,115
Money market and savings	29,474,626	20,785,689
Time deposits	54,127,704	45,355,979

Total Deposits	101,483,043	82,033,812
Federal funds purchased	—	1,500,000
FHLB advances	14,000,000	35,500,000
Accrued interest payable	335,955	240,161
Other accrued expenses	957,198	797,565

Total Liabilities	116,776,196	120,071,538

Stockholders’ Equity
Preferred stock, $.01 par value, 5,000,000 shares authorized: no shares issued and outstanding	—	—
Common stock, $.01 par value, 25,000,000 shares authorized: 868,460 issued and outstanding at June 30, 2006; 857,460 shares issued and outstanding at December 31, 2005	8,685	8,575
Additional paid-in capital	8,686,915	8,566,025
Retained earnings (deficit)	(1,061,842)	(146,799)

Total Stockholders’ Equity	7,633,758	8,427,801

Total Liabilities and Stockholders’ Equity	$124,409,954	$128,499,339

The Notes to the Financial Statements are an integral part of these statements.

1st SERVICE BANK

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)
Interest Income
Interest and fees on loans	$3,909,647	$2,828,002
Interest on investment securities	47,430	26,934
Interest on Federal funds sold	3,578	562

Total Interest Income	3,960,655	2,855,498

Interest Expense
Interest on deposits	1,497,264	861,578
Interest on borrowed funds	696,803	336,689

Total Interest Expense	2,194,067	1,198,267

Net Interest Income	1,766,588	1,657,231
Provision for Possible Loan Losses	63,914	141,673

Net Interest Income after Provision for Possible Loan Losses	1,702,674	1,515,558

Other Income
Gain on sale of loans	—	—
Service charges and other income	34,366	72,541

Total Other Income	34,366	72,541

Operating Expenses
Officer and employee compensation and benefits	809,430	668,785
Occupancy and equipment expense	351,533	241,556
Data processing	103,826	90,425
Other operating expenses	702,440	207,146

Total Operating Expenses	1,967,229	1,207,912

Income (Loss) from Continuing Operations before Income Taxes	(230,189)	380,187
Provision for Income Taxes	—	—

Income (Loss) from Continuing Operations	(230,189)	380,187
Discontinued Operations (Note 2)
Loss from operations of mortgage division	(684,854)	(77,155)
Income tax benefit	—	—

Net Income	$(915,043)	$303,032

Net Income Per Share, Basic and Diluted	$(1.05)	$0.35

Weighted Average Shares Outstanding, Basic and Diluted	868,460	857,460

The Notes to the Financial Statements are an integral part of these statements.

1st SERVICE BANK

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

SIX MONTHS ENDED JUNE 30, 2006

AND YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Total Stockholders’ Equity
Balances, December 31, 2004 (restated*)	8,575	8,566,025	(344,050)	8,230,550
Net income	—	—	197,251	197,251

Balances, December 31, 2005 (restated*)	8,575	8,566,025	(146,799)	8,427,801
Stock options exercised	110	120,890	—	121,000
Net loss	—	—	(915,043)	(915,043)

Balances, June 30, 2006	8,685	8,686,915	(1,061,842)	7,633,758

*	December 31, 2004 and 2005 have been restated (see Note 2).

The Notes to Financial Statements are an integral part of these statements.

1st SERVICE BANK

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income	$(915,043)	$303,032
Noncash items included in net income
Provision for possible loan losses	63,914	141,673
Depreciation and amortization	52,652	58,405
(Increase) decrease in
Loans held for sale	9,233,310	(2,652,406)
Accrued interest receivable	(65,537)	(106,911)
Mortgage servicing rights	46,250	(246,682)
Prepaids and other assets	27,076	(527,940)
Increase (decrease) in
Accrued interest payable	95,794	77,481
Other accrued expenses	159,633	(43,082)

Net Cash Provided (Used) by Operating Activities	8,698,049	(2,996,430)

Cash Flows from Investing Activities
Federal funds sold, net	28,000	(11,000)
Loans made, net	(6,047,611)	(20,904,578)
Purchases of other investments	—	(271,200)
Proceeds from paydowns of other investments	931,476	—
Acquisition of bank equipment	(258,502)	(121,371)

Net Cash Used by Investing Activities	(5,346,637)	(21,308,149)

Cash Flows from Financing Activities
Increase in deposits, net	19,449,231	20,601,885
Net (decrease) increase in Federal funds purchased	(1,500,000)	2,167,000
Proceeds from FHLB advances, net	(21,500,000)	2,000,000
Proceeds from issuance of stock options	121,000	—

Net Cash (Used) Provided by Financing Activities	(3,429,769)	24,768,885

Net Increase (Decrease) in Cash and Due from Banks	(78,357)	464,306
Cash and Due from Banks, beginning of year	2,864,989	2,276,907

Cash and Due from Banks, end of year	$2,786,632	$2,741,213

Supplemental Information
Cash paid during the year for interest	$2,098,273	$1,120,876

Cash paid during the year for income taxes	$—	$—

The Notes to the Financial Statements are an integral part of these statements.

1st SERVICE BANK

NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying financial statements should be read in conjunction with the audited financial statements of 1st Service Bank at and for the years ended December 31, 2005 and 2004. The financial statements at and for the six months ended June 30, 2006 and 2005 are unaudited but in management’s view reflect all adjustments (none of which were other than normal recurring accruals) necessary for a fair presentation for such periods have been included.

2. MORTGAGE DIVISION

As part of continuing efforts to improve earnings, management decided to close the mortgage division of the Bank in April 2006. The charges in the 2nd quarter of 2006 are comprised principally of severance payments to employees, losses on disposal of assets, and termination agreements with vendors.

The Bank’s financial statements have been restated for the year ended December 31, 2005 and prior periods to reflect the discontinuance of the above described operations.

1,786,000 Shares

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

THE HOLDING COMPANY FOR

Common Stock

Prospectus

                         , 2006

Until                     , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offer, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting commissions, to be paid in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts are estimates except the registration fee, the Nasdaq listing fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$3,210.00
NASD filing fee	3,500.00
Nasdaq listing fee	25,000.00
Accounting fees and expenses	55,000.00
Legal fees and expenses	178,000.00
Transfer Agent and Registrar fees	5,000.00
Printing and engraving expenses	20,000.00
Miscellaneous	10,290.00

Total	$300,000.00

Item 14. Indemnification of Directors and Officers.

Article 10 of Chapter 9 of Title 13.1 of the Virginia Stock Corporation Act (the “VSCA”) permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the VSCA and furnishes the corporation a written undertaking to repay any funds advanced if it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advancement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

SNBV’s amended Articles of Incorporation and SNBV’s amended and restated Bylaws contain provisions indemnifying the directors and officers of SNBV to the full extent permitted by the VSCA. In addition, SNBV’s amended Articles of Incorporation eliminate the personal liability of SNBV’s directors and officers to SNBV or its shareholders for monetary damages to the full extent permitted by the VSCA.

The Federal Deposit Insurance Act (the “FDI Act”) provides that the Federal Deposit Insurance Corporation (“FDIC”) may prohibit or limit, by regulation or order, payments by any insured depository institution or its holding company for the benefit of directors and officers of the insured depository institution, or others who are or were “institution-affiliated parties,” as defined under the FDI Act, in order to pay or reimburse such person for any liability or legal expense sustained with regard to any administrative or civil enforcement action which results in a final order against the person. FDIC regulations prohibit, subject to certain exceptions, insured depository institutions, their subsidiaries and affiliated holding companies from indemnifying officers, directors or employees from any civil money penalty or judgment resulting from an administrative or civil enforcement action commenced by any federal banking agency, or for that portion of the costs sustained with regard to such an action that results in a final order or settlement that is adverse to the director, officer or employee.

Item 15. Recent Sales of Unregistered Securities.

Set forth below are all of the Registrant’s sales of its securities within the past three years that were not registered under the Securities Act of 1933, as amended. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions was exempt from registration requirements pursuant to Section 4(2) of the Securities Act, Regulation D promulgated under the Securities Act or Rule 701 of the Securities Act. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in these transactions.

In September 2004, as a part of our organization procedure, we issued two shares of our common stock to executive officers of SNBV in a private placement. The issuance of our common stock to these two executive officers was made in reliance upon the exemption from compliance with the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

In October 2004, we issued for $1.5 million ten year warrants to purchase up to 75,000 shares of our common stock to the nine organizers of Sonabank, N.A. to provide funds to pay for the Bank’s organizational and pre-opening expenses. The warrants have an exercise price of $10.00 per share, the same price as was offered to the private investors in the private placement for the Bank’s initial capitalization in March 2005. Each purchaser of the warrants was a sophisticated, “accredited” investor, six of whom were directors and/or officers of SNBV and the Bank. The issuance of the warrants to these organizers of the Bank was made in reliance upon the exemption from compliance with the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

In March 2005, in order to provide the initial capitalization for our subsidiary, Sonabank, N.A., we issued 3,500,000 shares of our common stock at $10.00 per share to sophisticated, “accredited” investors (as such term is defined pursuant to Rule 501 of Regulation D under the Securities Act). At that time, we cancelled the two shares of common stock issued upon our organization. The issuance of our common stock to these private investors was made in reliance upon the exemption from compliance with in the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Beginning in April 2005, we have granted stock options to purchase 168,250 shares of our common stock at the exercise price of $10.00 per share to our employees under our 2004 Stock Option Plan. No options have been exercised as of June 30, 2006. Issuances of our common stock upon the exercise of any option granted to our employees may be made in reliance upon the exemption from compliance with the registration requirements of the Securities Act provided by Rule 701 of the Securities Act.

Item 16. Exhibits and Financial Schedules.

The following exhibits are filed as part of this registration statement.

Exhibit No.	Description
1.0	Form of Underwriting Agreement**

2.1	Agreement and Plan of Merger by and between Southern National Bancorp of Virginia, Inc., Sonabank, N.A. and 1st Service Bank dated July 10, 2006*

2.2	Form of Shareholders Agreement between the Shareholders of 1st Service Bank, 1st Service Bank and Southern National Bancorp of Virginia, Inc.*

3.1	Articles of Incorporation*

3.2	Certificate of Amendment to the Articles of Incorporation dated February 1, 2005*

3.3	Certificate of Amendment to the Articles of Incorporation dated May 16, 2006*

3.4	Amended and Restated Bylaws*

4.1	Specimen Stock Certificate of SNBV**

4.2	Form of Warrant Agreement*

4.3	Form of Amendment to Warrant Agreement*

5.0	Opinion of Elias Matz Tiernan & Herrick L.L.P. as to the validity of the shares of common stock being offered*

10.1	2004 Stock Option Plan*

10.2	Form of Change in Control Agreement with Ms. Derrico and Mr. Porter*

21.0	Subsidiaries of SNBV*

23.1	Consent of BDO Seidman, LLP

23.2	Consent of Thompson, Greenspon & Co., P.C.

23.3	Consent of Elias Matz Tiernan & Herrick L.L.P. (included in Exhibit 5)*

24.0	Power of Attorney (included with signature pages to the Registration Statement)*

*	Previously filed with the Form S-1 Registration Statement (SEC File No. 333-136285) on August 4, 2006.
**	Previously filed with Amendment No. 1 to the Form S-1 Registration Statement (SEC File No. 333-136285) on September 19, 2006.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions referenced in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on October 26, 2006.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

By:	/s/ GEORGIA S. DERRICO
Georgia S. Derrico Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GEORGIA S. DERRICO Georgia S. Derrico	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	October 26, 2006

/s/ R. RODERICK PORTER by Georgia S. Derrico, his Attorney-in-Fact R. Roderick Porter	President and Director	October 26, 2006

/s/ WILLIAM H. LAGOS by Georgia S. Derrico, his Attorney-in-Fact William H. Lagos	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 26, 2006

/s/ NEIL J. CALL by Georgia S. Derrico, his Attorney-in-Fact Neil J. Call	Director	October 26, 2006

/s/ CHARLES A. KABBASH by Georgia S. Derrico, his Attorney-in-Fact Charles A. Kabbash	Director	October 26, 2006

/s/ MICHAEL A. GAFFNEY by Georgia S. Derrico, his Attorney-in-Fact Michael A. Gaffney	Director	October 26, 2006

/s/ ROBIN R. SHIELD by Georgia S. Derrico, her Attorney-in-Fact Robin R. Shield	Director	October 26, 2006

/s/ JOHN J. FORCH by Georgia S. Derrico, his Attorney-in-Fact John J. Forch	Director	October 26, 2006